

1510 Cotner Avenue

Los Angeles, CA 90025

2025 ANNUAL REPORT

[Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF**

For the transition period from   to

Commission file number 001-33307

RadNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-3326724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1510 Cotner Avenue	
Los Angeles, California	**90025**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (310) 478-7808

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.0001 par value	RDNT	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $4.1 billion on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) based on the closing price for the common stock on the NASDAQ Global Market on June 30, 2025.

The number of shares of the registrant's common stock outstanding on February 27, 2026, was 77,612,125.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this annual report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

FYRADNET, INC.
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect current views about future events and are based on our currently available financial, economic and competitive data and on current business plans. Forward-looking statements can generally be identified by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "assumption" or the negative of these terms or other comparable terminology.   Forward looking statements in this annual report include statements or inferences we make about:

- expectations concerning domestic and global economic conditions, rates of inflation, or changes in interest rates;
- anticipated trends in our revenues, operating expenses or capital expenditures, and our financial guidance;
- expected future market acceptance for our products or services, and our competitive strengths in the markets we serve;
- expected timing and potential impact of regulatory changes affecting our business;
- our ability to successfully acquire and integrate new businesses, and achieve expected benefits, synergies or operating results from those acquisitions; and
- economic and costs savings anticipated to be derived from our investment in artificial intelligence and machine learning products and solutions.

Forward-looking statements are neither historical facts nor assurances of future performance. Because forward-looking statements relate to the future, they are inherently subject to known and unknown risks, uncertainties and other factors that are difficult to predict and out of our control. Our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated or implied in our forward-looking statements include factors listed in Item 1 — "Business," Item 1A— "Risk Factors," Item 3— "Legal Proceedings," Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this annual report and in other reports that we file with the Securities and Exchange Commission.

Any forward-looking statement in this annual report is based on information currently available to us and speaks only as of the date of this report. We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this annual report or any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this annual report, except to the extent required by law.

PART I

 Item 1.   **Business**

Business Overview

We are a leading national provider of diagnostic imaging services in the United States based on number of locations and annual imaging revenue. We have been in business since 1985. Our principal business segment is the provision of diagnostic imaging services. As of December 31, 2025, we operated, directly or indirectly through hospital and health system joint ventures, 418 imaging centers located in Arizona, California, Delaware, Florida, Maryland, Virginia, New Jersey, Texas and New York.

Our Imaging Centers segment provides physicians with capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often reducing the cost and amount of care for patients. Our services include magnetic resonance imaging ("MRI"), computed tomography ("CT"), positron emission tomography ("PET"), nuclear medicine, mammography, ultrasound, diagnostic radiology ("X-ray"), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services, a key point of differentiation from our competitors. Our multi-modality strategy diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures. Integral to the imaging center business is our Digital Health operating segment, which sells computerized systems that distribute, display, store and retrieve digital images.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. We develop our imaging business through a combination of organic growth and acquisitions. Our scale and density within selected geographies provides close, long-term relationships with key payors, radiology groups and referring physicians. Each of our center-level and regional operations teams is responsible for managing relationships with local physicians and payors, meeting our standards of patient service, and maintaining profitability. We provide training programs, standardized policies and procedures, and sharing of best practices among the physicians in our regional networks.

Internationally, our majority-owned subsidiary, The HLH Imaging Group Limited fka Heart & Lung Imaging Limited, provides teleradiology services for remote interpretation of images on behalf of providers within the framework of the United Kingdom's National Health Service.

We have also established a Digital Health segment division, that develops and deploys Artificial Intelligence ("AI") suites to enhance radiologist interpretations of, among others, breast, lung and prostate images. The segment is led by our DeepHealth, Inc. subsidiary and includes our acquisitions of Aidence Holding B.V. and Quantib B.V., both based in the Netherlands. The portfolio of software solutions is anchored by eRad, Inc.'s RIS/PACS, informatics designed specifically for outpatient radiology and DeepHealth OS, a cloud-native operating system that helps operate all aspects of the radiology service line from scheduling and patient preparation to technologist workflow to interpretation and referral management.

Available Information

All reports we file with the Securities and Exchange Commission (the "SEC") are available free of charge via EDGAR through the SEC website at www.sec.gov. We also maintain a website at www.radnet.com where we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after the material is electronically filed with, or furnished to, the SEC. References to our website in this report are provided as a convenience and the information contained on, or otherwise accessible through, the website is not incorporated by reference into, nor does it form a part of this annual report on Form 10-K or any other document that we file with the SEC.

Industry Overview

Diagnostic imaging involves the use of non-invasive procedures to generate representations of internal anatomy and function that can be recorded on film or digitized for display on a video monitor. Diagnostic imaging procedures facilitate the early diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often minimizing the cost and amount of care for patients. Diagnostic imaging procedures include MRI, CT, PET, nuclear medicine, ultrasound, mammography, X-ray and fluoroscopy.

While X-ray remains the most commonly performed diagnostic imaging procedure, the fastest growing and higher margin procedures are MRI, CT and PET. The rapid growth in PET scans is attributable to the increasing recognition of the efficacy of PET scans in the diagnosis and monitoring of cancer. The number of MRI and CT scans performed annually in the United States continues to grow due to their wider acceptance by physicians and payors, an increasing number of applications for their use and a general increase in demand due to the aging population.

In recent years, there has been rapid development of AI tools for the radiology field. By August 2024, the United States Food & Drug Administration ("FDA") reported that it had granted marketing clearance to over 700 artificial intelligence and machine learning ("AI/ML")-enabled radiology software products. Modern AI is built by training on large databases to recognize patterns with much higher performance than previously. AI methods are now being employed throughout the imaging industry in a wide variety of ways, such as speeding image acquisition, providing diagnostic assistance, or prioritizing workflows. In addition, AI methods can speed up administrative tasks, such as tracking of individuals who need procedures on a regular basis (i.e., mammograms, follow-up exams, etc.) and alerting our staff to contact the patient and schedule appointments.

Diagnostic Imaging Settings

Diagnostic imaging services are typically provided in one of the following settings:

Fixed-site, freestanding outpatient diagnostic centers. These centers range from single-modality to multi-modality centers and are generally not owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own imaging systems to provide services to these patients. These centers bill third-party payors, such as managed care organizations, insurance companies, Medicare or Medicaid. All of our wholly owned centers are in this category.

Hospitals. Many hospitals provide both inpatient and outpatient diagnostic imaging services, typically on site or at a dedicated center located on or nearby the hospital campus. These centers can be owned and operated by the hospital and provide imaging services to inpatients as ordered or outpatients through physician referrals. The hospital normally bills third-party payors such as managed care organizations, insurance companies, Medicare or Medicaid. We have entered into joint ventures with certain hospitals to both provide and manage their diagnostic imaging services, allowing them to leverage our industry expertise.

Mobile Imaging. While many hospitals own or lease their own equipment, certain hospitals provide diagnostic imaging services by contracting with providers of mobile imaging services. Using specially designed trailers, mobile imaging service providers transport imaging equipment and provide services to hospitals and clinics on a part-time or full-time basis, thus allowing small to mid-size hospitals and clinics that do not have the patient demand to justify fixed on-site equipment access to advanced diagnostic imaging technology. Diagnostic imaging providers contract directly with the hospital or clinic and are typically reimbursed directly by them. We do not provide mobile imaging services.

Diagnostic Imaging Modalities

The principal diagnostic imaging modalities we use at our centers are:

MRI. MRI has become widely accepted as the standard diagnostic tool for a wide and fast-growing variety of clinical applications for soft tissue anatomy, such as those found in the brain, spinal cord, abdomen, heart and interior ligaments of body joints such as the knee. MRI uses a strong magnetic field in conjunction with low energy electromagnetic waves that are processed by a computer to produce high-resolution, three-dimensional, cross-sectional images of body tissue. A typical MRI examination takes from 20 to 45 minutes. MRI systems are designed as either open or closed and have magnetic field strength of 0.2 Tesla to 3.0 Tesla.

CT. CT provides higher resolution images than conventional X-rays, but generally not as well defined as those produced by MRI. CT uses a computer to direct the movement of an X-ray tube to produce multiple cross-sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. A typical CT examination takes from 15 to 45 minutes.

PET. PET scanning involves the administration of a radiopharmaceutical agent with a positron-emitting isotope and the measurement of the distribution of that isotope to create images for diagnostic purposes. PET scans provide the capability to determine how metabolic activity impacts other aspects of physiology in the disease process by correlating the reading for the PET with other tools such as CT or MRI. PET technology has been found highly effective and appropriate in certain clinical circumstances for the detection and assessment of tumors throughout the body, the evaluation of some cardiac conditions and the assessment of epilepsy seizure sites. The information provided by PET technology often obviates the need to perform further highly invasive or diagnostic surgical procedures. In addition, we employ combined PET/CT systems that blend the PET and CT imaging modalities into one scanner.

Nuclear Medicine. Nuclear medicine uses short-lived radioactive isotopes that release small amounts of radiation that can be recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

X-ray. X-rays use roentgen rays to penetrate the body and record images of organs and structures on film. Digital X-ray systems add computer image processing capability to traditional X-ray images, which provides faster transmission of images with a higher resolution and the capability to store images more cost-effectively.

Ultrasound. Ultrasound imaging uses sound waves and their echoes to visualize and locate internal organs. It is particularly useful in viewing soft tissues that do not X-ray well. Ultrasound is used in pregnancy to avoid X-ray exposure as well as in gynecological, urologic, vascular, cardiac and breast applications.

Mammography. Mammography is a specialized form of radiology using low dosage X-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures and related services assist in the diagnosis of and treatment planning for breast cancer.

Fluoroscopy. Fluoroscopy uses ionizing radiation combined with a video viewing system for real time monitoring of organs.

Industry Trends

We believe the diagnostic imaging services industry will continue to grow as a result of a number of factors, including the following:

Escalating Demand for Healthcare Services from an Aging Population. The U.S. population is expected to trend older over the coming decades. According to a Pew Research Center report issued January 9, 2024, the number of U.S. residents age over 65 stands at approximately 62 million, representing 18% of the population, and is expected to reach 84 million, or 23% of the total population by 2054. Because diagnostic imaging use tends to increase as a person ages, we believe the aging population will generate more demand for diagnostic imaging procedures.

Greater Consumer Awareness of and Demand for Preventive Diagnostic Screening. Diagnostic imaging, such as elective full-body scans, is increasingly being used as a screening tool for preventive care procedures. Consumer awareness of diagnostic imaging as a less invasive and preventive screening method has added to the growth in diagnostic imaging procedures. We believe that further technological advancements allowing for early diagnosis of diseases and disorders using less invasive procedures will create additional demand for diagnostic imaging.

New Effective Applications for Diagnostic Imaging Technology. New technological developments are expected to extend the clinical uses of diagnostic imaging technology and increase the number of scans performed. Recent technological advancements include:

- MRI spectroscopy, which can differentiate malignant from benign lesions;
- MRI angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels;
- enhancements in teleradiology systems, which permit the digital transmission of radiological images from one location to another for interpretation by radiologists at remote locations;
- the development of combined PET/CT and PET/MRI scanners, which combine technologies to create a powerful diagnostic imaging system; and
- use of augmented reality technologies which make it possible to create three dimensional images that physicians can examine through virtual reality headsets or print using a three dimensional printer.

Additional improvements in imaging technologies, contrast agents, and scan capabilities are leading to new non-invasive diagnostic imaging applications, including methods of diagnosing blockages in the heart's vital coronary arteries, liver metastases, pelvic diseases and vascular abnormalities without exploratory surgery. We believe that the use of the diagnostic capabilities of MRI and other imaging services will continue to increase because they are cost-effective, time-efficient, and non-invasive as compared to alternative procedures, including surgery, and that newer technologies and future technological advancements will further increase the use of imaging services. At the same time, the industry has increasingly upgraded existing equipment to expand applications, extend the useful life of existing equipment, improve image quality, reduce image acquisition time and increase the volume of scans that can be performed. We believe the use of equipment upgrades rather than equipment replacements will continue, as we do not foresee new imaging technologies on the near-term horizon that will displace MRI, CT or PET as the principal advanced diagnostic imaging modalities.

Impact of Artificial Intelligence. AI has the potential to significantly change the medical imaging industry. Current AI applications are aiding in image creation (for example, reducing the time required to perform an MRI scan, or the dose of a CT or PET scan) as well as aiding physicians performing image interpretation. AI appears to be particularly valuable in aiding radiologists reviewing cancer screening exams, where volumes can be high and lesions can be difficult to find, such as in screening mammography. AI can also improve business processes to better effectively serve customers and improve reimbursement and collections accuracy.

Competition

Our competitors include independent imaging operators and smaller regional operators, as well as hospitals and hospital groups that operate their own imaging services. In addition, some physician practices have established their own diagnostic imaging centers within their group practices. Some of our competitors may now or in the future have access to greater financial resources than we do, which could allow them to establish more centers and provide access to newer, more advanced equipment.

We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers, the quality of our diagnostic imaging services and technologists and our ability to establish and maintain relationships with healthcare providers and referring physicians. We believe that the following competitive strengths differentiate us from our competition.

Our Scale and Reputation. As of December 31, 2025, we operated, directly or indirectly through hospital and health system joint ventures, 418 centers in Arizona, California, Delaware, Florida, Maryland, Virginia, New Jersey, New York, and Texas. We are the largest operator of freestanding, fixed-site outpatient diagnostic imaging service centers in the United States, based on number of centers and revenue. Our specific knowledge of our geographic markets drives strong relationships with key payors, radiology groups and referring physicians within our markets.

Our Comprehensive "Multi-Modality" Diagnostic Imaging Offering. The vast majority of our centers offer multiple types of imaging procedures, driving strong relationships with referring physicians and payors in our markets and a diversified revenue base. At each of our multi-modality centers, we offer patients and referring physicians one location to serve their needs for multiple procedures. This prevents multiple patient visits or unnecessary travel between locations, thus increasing patient throughput and decreasing costs and time delays. Our revenue is generated by a broad mix of modalities. We believe our multi-modality strategy lessens our exposure to reimbursement changes in any specific modality.

Our Competitive Pricing. Our business focus, scale, resources and access to technology afford us with certain operating efficiencies. Our size and scale allow us to achieve operating, sourcing and administrative efficiencies, including equipment and medical supply sourcing savings and favorable maintenance contracts from equipment manufacturers and other suppliers. As such, we believe our fees are generally lower than hospital fees for the same services we provide.

Our Facility Density in Many Highly Populated Areas of the United States. Our diagnostic imaging centers are strategically organized into regional networks concentrated in major population centers in nine states, providing a density that offers unique benefits to our patients, our referring physicians, our payors and us. We are able to increase the convenience of our services to patients by implementing scheduling systems within geographic regions, where practical. For example, many of our diagnostic imaging centers within a particular region can access the patient appointment calendars of other centers within the same regional network to efficiently allocate time available and to meet a patient's appointment, date, time, or location preferences. The grouping of our centers within regional networks enables us to easily move technologists and other personnel, as well as equipment, from over-utilized to under-utilized centers on an as-needed basis, and drive referrals. Our organization of referral networks results in increased patient throughput, greater operating efficiencies, better equipment utilization rates and improved response time for our patients. We believe our networks of centers and tailored service offerings for geographic areas drive local physician referrals, make us an attractive candidate for selection as a preferred provider by third-party payors and create economies of scale.

Our Strong Relationships with Payors and Diversified Payor Mix. Our revenue is derived from a diverse mix of payors, including commercial insurance payors, managed care capitated payors, and government payors such as Medicare and Medicaid, mitigating our exposure to unfavorable reimbursement trends within any one payor class. In addition, our experience with capitation arrangements has provided us with the expertise to manage utilization and pricing effectively, resulting in a predictable and recurring stream of revenue. We believe that third-party payors representing large groups of patients often prefer to enter into managed care contracts with providers that offer a broad array of diagnostic imaging services at convenient locations throughout a geographic area.

Our Strong Relationships with Experienced and Highly Regarded Radiologists. Our contracted radiologists have outstanding credentials, strong relationships with referring physicians, and a broad mix of sub-specialties. The collective experience and expertise of these radiologists translates into more accurate and efficient service to patients.

Our Experienced and Committed Management Team. Our senior and executive management teams have created our differentiated approach based on their comprehensive understanding of the diagnostic imaging industry and the dynamics of our regional markets. We have a track record of successful acquisitions and integration of acquired businesses into RadNet and have managed the business through a variety of economic and reimbursement cycles.

Our Technologically Advanced Operations. In 2019, we created an AI enabled Health Informatics team that now hosts the combined efforts of our acquisitions of DeepHealth, Inc., Aidence Holding B.V., Quantib B.V, Kheiron Technologies, ICAD Inc, See Mode Technologies and CIMAR. All of these businesses now constitute the "Digital Health segment" as a standalone business segment within RadNet. The segment is currently focused on developing improved medical interpretation of scans within the fields of Clinical AI for mammography, lung, prostate, ultrasound imaging AI, as well as Enterprise Operations and Enterprise Imaging products such as RIS, PACS, Reporting and a Remote Scanning Solution for imaging modalities.

We have assembled an industry leading team to create radiology workflow solutions that improve patient care and drive efficiency. The portfolio of AI enabled Health Informatics solutions are designed for outpatient radiology as well as hospital systems and at the center of these solutions is the DeepHealth OS, a cloud-native operating system that helps operate all aspects of the radiology service line from scheduling and patient preparation to technologist workflow to interpretation and referral management.

In 2025, the Digital Health segment integrated the business of ICAD Inc. which was a leader in providing AI solutions for Breast Cancer detection. This acquisition added roughly 1500 customers to the Digital Health business along with differentiating commercialization and product development capabilities. Additionally, in November 2025 the segment acquired CIMAR in UK which provides Image exchange platform Services for various NHS hospitals as well as private healthcare providers. This acquisition enables us to deliver screening programs with embedded AI solutions at scale in the UK and over time in other countries as well.

Our Digital Health segment has by now 22 FDA clearances and 15 CE marks across its portfolio of AI-enabled Health Informatics solutions. Our digital health segment provides these solutions to us and to over 2000+ customers in the US and outside of the US.

Business Strategy

Maximize Performance at Our Existing Centers. We seek to enhance our operations and increase scan volume and revenue at our existing centers by expanding physician relationships and increasing the procedure offerings.

Focus on Profitable Contracting. We regularly evaluate our contracts with third-party payors, industry vendors and radiology groups, as well as our equipment and real property leases, to determine how we may improve the terms to increase our revenues and reduce our expenses. Because many of our contracts with third party payors are short-term in nature, we can regularly renegotiate these contracts, if necessary. We believe our position as a leading provider of diagnostic imaging services and our long-term relationships with physician groups in our markets enable us to obtain more favorable contract terms than would be available to smaller or less experienced imaging services providers.

Optimize Operating Efficiencies. We seek to maximize our equipment utilization by adding, upgrading, and re-deploying equipment where we experience excess demand. We will continue to trim excess operating and general and administrative costs where it is feasible to do so. We may also continue to use, where appropriate, highly trained radiology physician assistants to perform, under appropriate supervision of radiologists, basic services traditionally performed by radiologists. We will continue to upgrade our advanced information technology system to create cost reductions for our centers in areas such as image storage, support personnel and financial management.

Expand Our Networks. We intend to continue to expand the number of our centers both organically and through targeted acquisitions, using a disciplined approach for evaluating and entering new areas, including consideration of whether we have adequate financial resources to expand. Our current plans are to strengthen our market presence in geographic areas where we currently have existing operations and to expand into neighboring and other areas where we believe we can compete effectively. We perform extensive due diligence before developing a new facility or acquiring an existing facility or entering into a joint venture with a hospital to manage a facility, including surveying local referral sources and radiologists, as well as examining the demographics, reimbursement environment, competitive landscape and intrinsic demand of the geographic market. We generally will only enter new markets where:

- there is sufficient patient demand for outpatient diagnostic imaging services;
- we believe we can gain significant market share;
- we can build key referral relationships or we have already established such relationships; and
- payors are receptive to our entry into the market.

Expand Our Joint Ventures. As part of our growth strategy we have entered into joint ventures with hospitals, health systems or radiology practices that were formed for the purpose of owning and operating diagnostic imaging centers. We have created a number of joint ventures in key markets with well-established hospital systems to manage additional centers. We intend to continue to expand in established markets through additional joint ventures, particularly with hospital systems. We believe that these joint ventures deepen and expand our strength in markets where we are already established.

Advancing a Cloud First, AI Powered Digital Health Platform. Our Digital Health segment, DeepHealth, is a global leader in AI-powered health informatics, offering a portfolio of 22 FDA-cleared and 15 CE-marked solutions. The radiology market is facing increasing clinical, financial, and operational pressures, driven in part by fragmented care delivery and the proliferation of AI tools developed in isolation. This siloed environment places the burden on care teams to manually bridge workflow gaps, contributing to inefficiencies and rising costs.

DeepHealth addresses these challenges through the DeepHealth OS, an enterprise-wide platform that unifies clinical and operational intelligence. By integrating AI, workflow orchestration, and data management into a single operating system, DeepHealth enables health systems to streamline radiology operations, enhance diagnostic quality, and improve care coordination across the imaging value chain.

Leverage our investment in AI and technology to enhance RadNet service. We continue to invest in proprietary technologies that strengthen RadNet's core imaging operations and create differentiated service offerings. Our technology portfolio spans patient scheduling, image storage and retrieval, radiology information systems (RIS), picture archiving and communication systems (PACS), and advanced AI applications that support scan interpretation across multiple clinical domains.

We are deploying these capabilities across RadNet to improve quality, consistency, and efficiency from patient intake through billing and collections. Current initiatives include:

- Enhancing contact center operations through intelligent automation
- Expanding remote scanning and technologist support capabilities
- Integrating AI-assisted image interpretation into clinical workflows
- Optimizing scheduling, throughput, and resource utilization
- Modernizing RIS and PACS infrastructure to support enterprise-scale operations

These investments are designed to reduce operating costs, improve patient and provider experience, and strengthen RadNet's competitive position in each market we serve.

Expanding our commercial footprint. We intend to continue scaling our commercial Digital Health business, building on a global customer base of more than 2,000 organizations. Our strategy is to expand adoption of our comprehensive portfolio across Enterprise Operations, Enterprise Imaging, and Clinical AI/Population Health.

We plan to grow commercial revenue by:

- Increasing penetration within existing customer accounts
- Expanding internationally in markets with rising imaging demand
- Broadening our product suite to address additional clinical and operational use cases
- Leveraging the DeepHealth OS platform to deliver integrated, enterprise-wide solutions

Through these initiatives, we aim to accelerate commercial growth, deepen customer relationships, and position RadNet as a leading provider of AI-enabled imaging and operational intelligence solutions worldwide.

Our Services

We offer a comprehensive set of imaging services including MRI, CT, PET, nuclear medicine, X-ray, ultrasound, mammography, fluoroscopy and other related procedures. We focus on providing standardized high quality imaging services, regardless of location, to ensure patients, physicians and payors consistency in service and quality. To ensure the high quality of our services, we monitor patient satisfaction, timeliness of services to patients, and delivery of reports to physicians.

The key features of our services include:

- patient-friendly, non-clinical environments;
- a 24-hour turnaround on routine examinations;
- interpretations within one to two hours, if needed;
- flexible patient scheduling, including same-day appointments;
- extended operating hours, including weekends;
- reports delivered by courier, facsimile or email;
- availability of second opinions and consultations;
- availability of sub-specialty interpretations at no additional charge; and
- standardized fee schedules by region.

Radiology Professionals

In the states in which we provide services (except Florida and Arizona), a lay person or any entity other than a professional corporation or similar professional organization is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. This doctrine is commonly referred to as the prohibition on the "corporate practice" of medicine. In order to comply with this prohibition, we contract with medical groups to provide professional medical services in our centers, including the supervision and interpretation of diagnostic imaging procedures.

We contract with a Consolidated Medical Group (the "Group") which consists of professional corporations owned or controlled by individuals within our senior management that provide professional medical services in Arizona, California, Delaware, Maryland, New Jersey and New York. At locations where the Group does not provide professional medical services, we have entered into long-term contracts with third-party radiology groups in the area to provide physician services at those centers. These third-party radiology practice groups maintain full control over the provision of professional services, including supervision and interpretation of diagnostic imaging procedures, in our diagnostic imaging centers. Each medical group maintains control over the physicians it employs and is responsible for staffing the facility with qualified professional medical personnel.

Under management agreements with the Group or other third-party radiology practices, we provide the use of our diagnostic imaging equipment, technical and management services, and administration of the non-medical functions of the professional medical practices at our centers, including the provision of non-medical staff, accounting services, billing and collection, medical and office supplies, transcription services, maintenance of medical records, and marketing. As compensation for the services furnished under management contracts with our medical groups, we receive technical fees for the use of our diagnostic imaging equipment and technical services and an agreed percentage of the medical practice billings for, or collections from, services provided at our centers. The medical groups retain the professional reimbursements associated with imaging procedures after deducting management service fees paid to us.

Additionally, we perform certain management services for a portion of the professional groups with whom we contract who provide professional radiology services at local hospitals. For performing these management services, which include billing, collecting, transcription and medical coding, we receive management fees, that depending on the agreement are calculated at a fixed or variable rate.

Payors

The fees charged for diagnostic imaging services performed at our centers are paid by a diverse mix of payors:

Commercial Insurance. Generally, insurance companies reimburse us, directly or indirectly, including through the Group or through the contracted radiology groups, on the basis of agreed upon rates. These rates are negotiated and may differ materially with rates set forth in the Medicare Physician Fee Schedule (as described below) for the particular service. The patients may be responsible for certain co-payments or deductibles.

Managed Care Capitation Agreements. Under these agreements that are generally between the medical groups and the payor (which in most cases are large medical groups or Independent Practice Associations), the payor pays a pre-determined amount per-member per-month in exchange for the radiology group providing all necessary covered services to the managed care members included in the agreement. These contracts pass much of the financial risk of providing outpatient diagnostic imaging services, including the risk of over-use, from the payor to the radiology practice group and, as a result of our management agreement with the radiology practice group, to us.

We believe that through our comprehensive utilization management ("UM") program we have become highly skilled at assessing and moderating the risks associated with the capitation agreements, so that these agreements are profitable for us. Our UM program is managed by our UM department, which consists of staff who are actively involved with the referring physicians and payor management in both prospective and retrospective review programs. Our UM program includes features such as physician education combined with peer review procedures which are designed to manage our costs while ensuring that patients receive appropriate care.

Medicare/Medicaid. Medicare is the federal health insurance program for people age 65 or older and people under age 65 with certain disabilities. Medicaid, funded by both the federal and state governments, is a state-administered health insurance program for qualifying low-income and medically needy persons. For services for which we bill Medicare directly or indirectly, including through contracted radiologists, we are paid under the Medicare Physician Fee Schedule. Under the Protecting Access to Medicare Act of 2014, Congress introduced a new quality incentive program that, effective January 1, 2016, reduced Medicare payments for certain CT services reimbursed through the Medicare Physician Fee Schedule that are furnished using equipment that does not meet certain dose optimization and management standards. Medicare patients usually pay a 20% co-payment unless they have secondary insurance. Medicaid rates are set by the individual states for each state program and Medicaid patients may be responsible for a modest co-payment.

Contracts with Physician Groups and Other Non-Insurance Company Payors. For some of our contracts with physician groups and other providers, we do not bill payors, but instead accept agreed upon rates for our radiology services. These rates are typically at or below the rates set forth in the current Medicare Fee Schedule for the particular service. However, we often agree to a specified rate for MRI and CT procedures that is not tied to the Medicare Fee Schedule.

Imaging Centers

Our centers are primarily located in geographic networks that we refer to as regions. The majority of our centers are multi-modality sites, offering various combinations of MRI, CT, PET, nuclear medicine, ultrasound, X-ray, fluoroscopy services and other related procedures. A portion of our centers are single-modality sites, offering either X-ray or MRI services. Consistent with our regional network strategy, we locate our single-modality centers near multi-modality centers, to help accommodate overflow in targeted demographic areas.

The following table sets forth the number of our centers operated directly or managed through joint ventures for each year during the three-year period ended December 31, 2025:

	Years Ended December 31,		
	2025	**2024**	**2023**
Total centers owned or managed (at year end)	418	398	366

Diagnostic Imaging Equipment

The following table indicates, as of December 31, 2025, the quantity of principal diagnostic equipment available at our imaging centers operated directly or through joint venture investments, including both consolidated and unconsolidated joint ventures:

Equipment Count	Years Ended December 31,		
	2025	**2024**	**2023**
MRI	420	382	353
CT	230	220	208
PET/CT	74	66	63
Mammography	455	427	405
Ultrasound	976	907	861
X-ray	386	380	363
Nuclear Medicine	52	56	55
Fluoroscopy	110	120	121
Total equipment	**2,703**	**2,558**	**2,429**

The average age of our MRI and CT units is less than five years, and the average age of our PET units is less than four years. The useful life of our MRI, CT and PET units is ten years on average.

Facility Acquisitions

Information regarding our facility acquisitions can be found within Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as Note 4 to our consolidated financial statements included in this annual report on Form 10-K.

Information Technology

Our corporate headquarters and many of our centers are interconnected through a state-of-the-art information technology system. This system, which is compliant with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), is comprised of a number of integrated applications and provides a single operating platform for billing and collections, electronic medical records, practice management and image management.

This technology has created cost reductions for our centers in areas such as image storage, support personnel and financial management and has further allowed us to optimize the productivity of all aspects of our business by enabling us to:

- capture patient demographic, history and billing information at point-of-service;
- automatically generate bills and electronically file claims with third-party payors;
- record and store diagnostic report images in digital format;
- digitally transmit in real-time diagnostic images from one location to another, thus enabling networked radiologists to cover larger geographic markets by using the specialized training of other networked radiologists;
- perform claims, rejection and collection analysis; and
- perform sophisticated financial analysis, such as analyzing cost and profitability, volume, charges, current activity and patient case mix, with respect to each of our managed care contracts.

We have developed our own Radiology Information System through our team of software development engineers, which is used as our front desk patient tracking system. Our eRad, Inc., subsidiary develops and sells computerized imaging data storage and retrieval systems.

Human Capital Management Strategy

The primary goal of our talent management strategy is to attract and retain engaged, talented, and diverse team members to establish RadNet as the employer of choice. We seek to drive performance by enabling effective leadership that results in a positive patient experience delivered by talented and engaged team members. To achieve this, leaders across the enterprise partner to develop and deliver talent and culture programs, create total rewards strategies, and provide efficient and effective people operations.

We believe the strength of our workforce is critical to the success of our mission to provide comprehensive radiology solutions and change the future of healthcare. We invest in our employees to ensure their confidence and competence in their roles, as well as to provide a path for professional career development. We value an ethical culture where diversity is embraced, good health and safety are promoted, and employees are empowered to share their ideas and opinions. We strive to care for our team members and are concerned about their total well-being.

Headcount and Labor Representation. As of December 31, 2025, we had a total of 8,844 full-time, 432 part-time and 1,988 per diem employees, including those employed by the Group. These numbers include 222 full-time and 88 part-time physicians and 2,835 full-time, 282 part-time and 1,244 per-diem technologists.

Diversity, Equity, Inclusion, & Belonging. We are committed to creating an inclusive work environment where team members can be their best and authentic selves. With diversity comes a plethora of different perspectives and these different perspectives breed innovative ideas that enable us to lead radiology forward. Our relationship with Jobs.Vision.Success SoCal, a nonprofit, non-sectarian social service agency, is one example of our support and sponsorship of community outreach and enrichment programs for underserved populations. As a foundational practice, all employees are required to complete cultural competence training annually.

Employee Listening. We believe in ensuring every team member feels valued, seen, and heard; therefore, we have various avenues for all to share ideas and provide feedback. Piloting initiatives such as the Connections Roadshow and new employee listening platforms enable senior leaders to hear from team members at all levels of the organization to gain insights on various topics including quality, engagement, innovation, customer service, patient focus, diversity, equity, inclusion, and belonging.

Total Well-being. We subscribe to the belief that if we take care of our people, they will in turn, take care of our patients. Prioritizing and promoting wellness allows our team members to be their best selves at work and at home. Concerning ourselves with the physical, mental, emotional, and social well-being of each team member enables us to attract and retain top talent. Beyond fair and equitable pay, we offer a wide range of benefit plan options that include, but are not limited to, medical insurance, health savings accounts, family support services, nutrition and exercise programs, and financial education. We evaluate our total well-being packages regularly to remain competitive, align with legislative changes, and respond to the needs of our team members. Based on survey feedback, we recently replaced our wellness platform and introduced Navigate Wellness to better address what our team members care about most.

Talent Development. Equipping our people to perform excellently is one of our top priorities. With companies across the country facing unprecedented, post-pandemic labor shortages, attrition, and turnover, we are doubling down on our People and Culture initiatives. We have established a Talent & Culture Center of Expertise to focus on the employee experience from beginning to end. With a heightened focus on upskilling our existing workforce, our investment in new training and development platforms and piloting a coaching capabilities builder program for our leaders, we are promoting timely and effective feedback that fosters trust, respect, teamwork, growth, and excellence. Furthermore, our tuition reimbursement program encourages team members at all levels of the enterprise to seek additional skills.

Sales and Marketing

Our sales and marketing team employs a multi-pronged approach to marketing, including physician, payor and sports marketing programs, each of which are described below:

Physician Marketing. Each customer service representative on our physician marketing team is responsible for marketing activity on behalf of one or more centers. The representatives act as a liaison between the facility and referring physicians, holding meetings periodically and on an as-needed basis with them and their staff to present educational programs on new applications and uses of our systems and to address particular patient service issues that have arisen. In our experience, consistent hands-on contact with a referring physician and his or her staff generates goodwill and increases referrals to our centers. The representatives also continually seek to establish referral relationships with new physicians and physician groups. In addition to a base salary, each representative receives a bonus based upon success.

Payor Marketing. Our marketing team regularly meets with managed care organizations and insurance companies to solicit contracts and meet with existing contracting payors to solidify those relationships. The comprehensiveness of our services, the geographic location of our centers and the reputation of the physicians with whom we contract all serve as tools for obtaining new or repeat business from payors.

Sports Marketing Program. Our west coast operations render in stadium digital X-ray for the following organizations: Los Angeles Dodgers, Kings and Lakers. In exchange, we receive season tickets and parking. Contract lengths vary from yearly to up to five years. We also provide radiology services at select imaging centers for the Anaheim Ducks, Los Angeles Angels, Los Angeles Rams, San Francisco 49ers and student athletes of the University of Southern California. Through our east coast operations, we have entered into sponsorship agreements with the Baltimore Ravens of the National Football League and the Baltimore Orioles of Major League Baseball which permit us to state we are the imaging partner to each organization. Both of those agreements are being renewed through 2026.

Suppliers

We acquire our major diagnostic imaging equipment directly from original equipment manufacturers or through third party financing companies and purchase medical supplies from various national vendors. Our diagnostic imaging equipment represents a cornerstone investment of the company as it provides our customers the latest in imaging technology. We employ direct purchase or finance arrangements with such firms as GE, Hologic, Key Equipment, Philips, Siemens and Spectrum for our diagnostic equipment imaging needs. We seek to establish strong working relationships with our providers, who are of comparable stature and offer similar products, to mitigate the risk that any one supplier becomes unavailable. If we open or acquire additional imaging centers, we may incur material equipment lease obligations. See Note 9, Leases, in the notes accompanying our consolidated financial statements included in this report for further information.

Timely and effective maintenance of our imaging equipment is essential for achieving high utilization rates. In order to ensure operational efficiency, we have maintenance arrangements with the various service arms of the original equipment manufacturers that supply our imaging equipment.

Insurance and Liability Mitigation

We maintain insurance policies with coverage we believe is appropriate in light of the risks attendant to our business and consistent with industry practice. We maintain general liability insurance and professional liability insurance in commercially reasonable amounts. Additionally, we maintain workers' compensation insurance on all of our employees.

In our agreements with physician groups, including the Group, we require the physician group maintain medical malpractice insurance for each physician in the group, with coverage limits of not less than $1.0 million per incident and $3.0 million in the aggregate per year.

Our insurance coverage is placed on a statutory basis and corresponds to individual state's requirements. However, adequate liability insurance may not be available to us in the future at acceptable costs or at all. In addition, insurers from which we purchase such insurance may experience financial hardship which would impact their ability to pay covered policyholder claims.

In California our operations benefit from a statutory medical malpractice cap that reduces our liability exposure. California places a $250,000 limit on non-economic damages for medical malpractice cases. The cap applies whether the case is for injury or death, and it allows only one $250,000 recovery in a wrongful death case. Non-economic damages are defined as compensation for pain, suffering, inconvenience, physical impairment, disfigurement and other non-pecuniary injury. No cap applies to economic damages. Other states in which we now operate do not have similar limitations and in those states we believe our insurance coverage to be sufficient.

Regulation

The healthcare industry is highly regulated, and changes in the regulatory environment could significantly affect our operations in the future. Our ability to operate profitably will depend in part upon us, and the contracted radiology practices and their affiliated physicians, obtaining and maintaining all necessary licenses and other approvals, and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and modify our operations from time to time as the business and regulatory environment changes.

Facilities Licensing and Certification Laws. Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers and personnel. In addition, free-standing diagnostic imaging centers that provide services not performed as part of a physician's office must meet Medicare requirements to be certified as an independent diagnostic testing facility before it can be authorized to bill the Medicare program.

Corporate Practice of Medicine. In the states in which we operate, other than Florida and Arizona, a lay person or any entity other than a professional corporation or other similar professional organization is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. The laws of such states also prohibit a lay person or a non-professional entity from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine, exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating the prohibitions against fee-splitting.

Government Healthcare Programs. We derive a substantial portion of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies and/or health plans, including but not limited to those participating in the Medicare Advantage program. During the year ended December 31, 2025, approximately 23.4% of our net service revenue generated at our diagnostic imaging centers was derived from federal government sponsored healthcare programs (Medicare) and 2.5% from state sponsored programs (Medicaid). As a result, any negative changes in governmental capitation or fee-for-service rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results. Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing our fees for the specified services. Moreover, if our costs increase, we may not be able to recover our increased costs from these programs.

Government payors have taken and may continue to take steps to control the cost, eligibility for, use, and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. We believe that these trends in cost containment will continue. These cost containment measures, and other market changes in non-governmental insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our integrated care business and financial operations may be materially affected by these developments.

Medicare and Medicaid Fraud and Abuse – Federal Anti-kickback Statute. Federal law known as the Anti-kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services or (iii) the purchase, lease or order (or arranging or recommending purchasing, leasing or ordering) of any item or service, which is reimbursable under the Medicare, Medicaid or other governmental programs. Noncompliance with the federal Anti-kickback Statute can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

The Anti-kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. To create better clarity, the Office of the Inspector General of the U.S. Department of Health and Human Services ("OIG") has issued regulations as "safe harbor" guidelines which if met in form and substance, will assure healthcare providers that they will not be prosecuted for violation of the Anti–kickback Statute. The OIG issued a final rule on November 20, 2020, as part of the Regulatory Sprint to Coordinated Care initiative by the U.S. Department of Health and Human Services that, among other things, established new "safe harbors" under the Anti-kickback Statute for certain value-based compensation arrangements. Although full compliance with these provisions ensures against prosecution under the federal Anti-kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-kickback Statute will be pursued.

Although some of our arrangements may not fall within a safe harbor, we believe that such business arrangements do not violate the Anti-kickback Statute because we are careful to structure them to reflect fair value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-kickback Statute. However, even though we continuously strive to comply with the requirements of the Anti-kickback Statute, liability under the Anti-kickback Statute may still arise because of the intentions or actions of the parties with whom we do business. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the Office of the Inspector General.

Medicare and Medicaid Fraud and Abuse – Stark Law. The Ethics in Patient Referral Act of 1989, commonly known as the Stark Law, prohibits a physician from referring Medicare patients to an entity providing designated health services in which the physician (or immediate family member) has an ownership or investment interest or with which the physician (or immediate family member) has entered into a compensation arrangement. The Stark Law also prohibits the entity from billing for any such prohibited referral. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil monetary penalties of as much as $15,000 for each violation referral and $100,000 for participation in a circumvention scheme.

Under the Stark Law, radiology and certain other imaging services and radiation therapy services and supplies are services included in the designated health services subject to the self-referral prohibition. Such services include the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). PET and nuclear medicine procedures are also included as designated health services under the Stark Law. The Stark Law, however, excludes from designated health services: (i) X-ray, fluoroscopy or ultrasound procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, non-radiological medical procedures; and (iii) invasive or interventional radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of such radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a referral by a referring physician. If such requirements are met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, will depend on the precise scope of services furnished by each such practice's radiologists and whether such services derive from consultations or are self-generated.

Although we receive fees under our service agreements for management and administrative services, we are not in a position to make or influence referrals of patients. We believe that, other than self-referred patients, all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultation by non-affiliated physicians. Therefore, we believe that the Stark Law is not implicated by the financial relationships between our operations and the contracted radiology practices. In addition, we believe that we have structured our acquisitions of the assets of existing practices, and we intend to structure any future acquisitions, so as not to violate the Anti-kickback Statute, Stark Law and the regulations related to these laws. Specifically, we believe the consideration paid by us to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair value in arms' length transactions and is not intended to induce the referral of patients or other business generated by such physicians. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then our acquisitions could be viewed as possibly violating anti-kickback and anti-referral laws and regulations. A determination of liability under any such laws could have a material adverse effect on our business, financial condition and results of operations.

Medicare and Medicaid Fraud and Abuse – General. The federal government embarked on an initiative to audit all Medicare carriers, which are the companies that adjudicate and pay Medicare claims. These audits are expected to intensify governmental scrutiny of individual providers. An unsatisfactory audit of any of our diagnostic imaging centers or contracted radiology practices could result in any or all of the following: significant repayment obligations, exclusion from Medicare, Medicaid or other governmental programs, and civil and criminal penalties.

Federal regulatory and law enforcement authorities have increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activities of the radiology practices. The federal government also has increased funding to fight healthcare fraud and is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. The government may investigate our or the radiology practices' activities, claims may be made against us or the radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on our business, financial condition and results of operations.

State Anti-kickback and Physician Self-referral Laws. Many states have adopted laws similar to the federal Anti-kickback Statute and the Stark Law. Some of these state prohibitions apply to services and the referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Although we believe that we comply with both federal and state anti-kickback laws and self-referral laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

Federal False Claims Act. The federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person who it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a "whistleblower," who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal Anti-kickback Statute or Stark Law may be considered a violation of the federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person.

Further, states are being encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain whistleblower provisions. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business. We believe that we are in compliance with the rules and regulations that apply to the federal False Claims Act as well as its state counterparts.

Patient Protection and Affordable Care Act. Healthcare reform legislation enacted in the first quarter of 2010 by the Patient Protection and Affordable Care Act or PPACA, specifically requires the U.S. Department of Health and Human Services, in computing physician practice expense relative value units, to increase the equipment utilization factor for advanced diagnostic imaging services (such as MRI, CT and PET) from a presumed utilization rate of 50% to 75% over a three year period. The Health Care and Education Reconciliation Act of 2010 (H.R. 4872), or Reconciliation Act, fully implemented the higher utilization rate in the beginning of 2011, eliminating the phase-in approach provided in the PPACA. This utilization rate was further increased to 90% by the American Taxpayer Relief Act of 2012, effective as of January 1, 2014.

The aim of increased utilization of diagnostic imaging services is to spread the cost of the equipment and services over a greater number of scans, resulting in a lower cost per scan. These changes precipitated reductions in federal reimbursement for medical imaging, resulting in decreased revenues per scan for the scans we perform for Medicare beneficiaries. Other changes in reimbursement for services rendered by Medicare Advantage plans may also reduce the revenues we receive for services rendered to Medicare Advantage enrollees.

The PPACA also required individuals to pay additional taxes if he or she was uninsured during the year (the "Individual Mandate"). On December 22, 2017, the Tax Cuts and Jobs Act was enacted which, among numerous changes to the tax code, repealed the Individual Mandate tax penalty. Repeal of the Individual Mandate may lead to more people being uninsured, and could raise premium rates for insured persons. Such a development could affect reimbursement, coverage, and utilization of diagnostic imaging services in ways that are currently unpredictable. Other changes to the PPACA (whether through legislation or judicial action), including further rollbacks of the PPACA being sought by congressional and state members of the Republican Party, or expansion of the PPACA (including, but not limited to, the development of a "public option" that would compete with private insurers to offer coverage to both individuals and those with employer sponsored insurance) being sought by the Biden Administration, could have similarly unpredictable effects.

Health Insurance Portability and Accountability Act of 1996. Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in part, to combat healthcare fraud and to protect the privacy and security of patients' individually identifiable healthcare information. HIPAA, among other things, amends existing crimes and criminal penalties for Medicare fraud and enacts new federal healthcare fraud crimes, including actions affecting non-government healthcare benefit programs. Under HIPAA, a healthcare benefit program includes any private plan or contract affecting interstate commerce under which any medical benefit, item or service is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine or imprisonment, or potentially both. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on our business, financial condition and results of operations.

Further, HIPAA requires healthcare providers and their business associates to maintain the privacy and security of individually identifiable protected health information ("PHI"). HIPAA imposes federal standards for electronic transactions, for the security of electronic health information and for protecting the privacy of PHI. The Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), signed into law on February 17, 2009, dramatically expanded, among other things, (1) the scope of HIPAA to now apply directly to "business associates," or independent contractors who receive or obtain PHI in connection with providing a service to a covered entity, (2) substantive security and privacy obligations, including new federal security breach notification requirements to affected individuals, DHHS and prominent media outlets, of certain breaches of unsecured PHI, (3) restrictions on marketing communications and a prohibition on covered entities or business associates from receiving remuneration in exchange for PHI, and (4) the civil and criminal penalties that may be imposed for HIPAA violations, increasing the annual cap in penalties from $25,000 to $1.5 million per year.

In addition, many states have enacted comparable privacy and security statutes or regulations that, in some cases, are more stringent than HIPAA requirements. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

We believe that we are in compliance with the current HIPAA requirements, as amended by HITECH, and comparable state laws, but we anticipate that we may encounter certain costs associated with future compliance. Moreover, we cannot guarantee that enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours, or the interpretations of our contracted radiology practices or their affiliated physicians. A finding of liability under the HIPAA standards may result in significant criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on our business, financial condition, and results of operations.

U.S. Food and Drug Administration or FDA. The FDA has issued the requisite pre-market authorization for all of the MRI and CT systems we use.

Our mammography systems are regulated by the FDA pursuant to the Mammography Quality Standards Act of 1992, as amended by the Mammography Quality Standards Reauthorization Acts of 1998 and 2004 (collectively, the "MQSA"), and implementing regulations promulgated by the FDA, including the regulations that the FDA finalized in 2023. All mammography centers are required to meet the applicable MQSA requirements under such laws and regulations, including quality standards, being accredited by an approved accreditation body or state agency and certified by the FDA or an FDA-approved certifying state agency. Pursuant to the accreditation process, each facility providing mammography services must comply with certain standards that include, among other things, annual inspection of the facility's equipment, personnel (interpreting physicians, technologists and medical physicists), equipment, radiation dose, quality assurance programs, and practices, among others.

Compliance with these MQSA requirements and standards is required to obtain Medicare payment for services provided to beneficiaries and to avoid various sanctions, including monetary penalties, or suspension of certification. Although the Mammography Accreditation Program of the American College of Radiology is an approved accreditation body and currently accredits all of our centers which provide mammography services, and although we anticipate continuing to meet the requirements for accreditation, if we lose such accreditation, the FDA could revoke our certification. Congress has extended Medicare benefits to include coverage of screening mammography but coverage is subject to the facility performing the mammography meeting prescribed quality standards described above. The Medicare requirements to meet the standards apply to diagnostic mammography and image quality examination as well as screening mammography.

Radiologist Licensing. The radiologists providing professional medical services at our centers are subject to licensing and related regulations by the states in which they provide services. As a result, we require the radiology groups with which we contract to require those radiologists to have and maintain appropriate licensure. We do not believe that such laws and regulations will either prohibit or require licensure approval of our business operations, although no assurances can be made that such laws and regulations will not be interpreted to extend such prohibitions or requirements to our operations.

Insurance Laws and Regulation. States in which we operate have adopted certain laws and regulations affecting risk assumption in the healthcare industry, including those that subject any physician or physician network engaged in risk-based managed care to comply with applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to the contracted radiology practices, limiting their ability to enter into capitated or other risk-sharing managed care arrangements and indirectly affecting our revenue from the contracted practices.

Environmental Matters. The facilities we operate or manage generate hazardous and medical waste subject to federal and state requirements regarding handling and disposal. We believe that the facilities that we operate and manage are currently in compliance in all material respects with applicable federal, state and local statutes and ordinances regulating the handling and disposal of such materials. We do not believe that we will be required to expend any material additional amounts in order to remain in compliance with these laws and regulations or that compliance will materially affect our capital expenditures, earnings or competitive position.

Compliance Program. We maintain a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. We have a compliance officer who is charged with implementing and supervising our compliance program, which includes the adoption of (i) Standards of Conduct for our employees and affiliates and (ii) a process that specifies how employees, affiliates and others may report regulatory or ethical concerns to our compliance officer. We believe that our compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services.

An important part of our compliance program consists of conducting periodic audits of various aspects of our operations and that of the contracted radiology practices. We also conduct mandatory educational programs designed to familiarize our employees with the regulatory requirements and specific elements of our compliance program.

Item 1A.   Risk Factors

You should consider and read carefully all of the risks and uncertainties described below, as well as the other information included in this Annual Report, including our consolidated financial statements and related notes. The risks described below have been organized under headings that are provided for convenience and intended to organize the risks and uncertainties into related categories to improve readability for investors; no inference should be drawn, however, that the placement of a risk factor under a particular category means that it is not applicable to another category of risks or that it may be more or less material than another risk factor. Regardless, they are also not the only risks and uncertainties facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition and results of operations. This Annual Report also contains forward-looking statements and estimates that involve risks and uncertainties, as discussed above under the caption "Cautionary Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in any forward-looking statements as a result of many factors, including the risk factors and uncertainties described below.

General Economic and Industry Risks

Adverse changes in general domestic and worldwide economic conditions could adversely affect our operating results, financial condition, and liquidity.

Our business has in the past been, and may continue to be, affected by a number of factors that are beyond our control, such as general macroeconomic conditions, conditions in the financial services markets, geopolitical conditions and other general political and economic developments, and can continue to be affected by such factors in the future. Concerns about the systemic impact of potential long-term and wide-spread recession, inflation, energy costs, geopolitical issues, the availability and cost of credit have contributed to increased market volatility and diminished expectations for near-term growth in the United States and many global economies. Additionally, general political uncertainty, including any actions from a new administration in the United States could impact the healthcare industries in the United States.

Continued turbulence in domestic and international markets and economies may adversely affect our liquidity and financial condition. Patients may transition work, leave insurance programs, or defer non-emergency procedures, which could reduce overall demand for our services. A decline in global economic conditions could also have a significant impact on the financial condition and operations of our third-party payors, contracting radiology groups, equipment manufacturers and other suppliers.

A downturn in the economic environment can also lead to increased risk of collection on our accounts receivable, impairment of goodwill, and increased risk of failure of financial institutions including insurance companies and derivatives counterparties. These and other economic events could materially adversely affect our business, results of operations, financial condition and stock price.

A worsening of the economic and employment conditions in the geographies in which we operate could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending on health and human service programs, including Medicare and Medicaid, which are significant payor sources for our facilities. In periods of high unemployment, we have faced and could continue to face, the risk of potential declines in the population covered under private insurance, patient decisions to postpone or decide against receiving services, potential increases in the uninsured and underinsured populations we serve, and further difficulties in collecting patient co-payment and deductible receivables.

Increases in inflation and rising interest rates or disruption of credit markets could adversely affect our financial condition and liquidity.

Inflation in the U.S. has recently accelerated and is currently expected to continue at an elevated level in the near-term. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies, and geopolitical instability.

In response to recent macroeconomic concerns, the United States and other western countries have implemented monetary policies focused on suppressing inflation, including increasing interest rates. We operate in an industry that requires significant amounts of capital to fund operations, particularly in the development or acquisition of diagnostic imaging centers and the acquisition of diagnostic imaging equipment. To meet these capital requirements, we have incurred various indebtedness including senior secured credit facilities and equipment leases.

Most of our indebtedness is borrowed under terms with variable interest rates. We have purchased, and may in the future purchase, forward swaps or other derivative instruments designed to mitigate the risk of changes in interest rates. The use of such hedging activities may not be effective to offset any, or more than a portion, of the adverse financial effects of unfavorable movements in interest rates over the limited time the hedges are in place. If these market conditions continue, we may experience increased expenses associated with borrowing and resulting decreases in profitability. Moreover, continued disruption in credit markets could render it more difficult for us to timely replace maturing liabilities or to expand credit facilities, which would adversely affect our liquidity and financial condition.

Our labor costs have been, and we expect will continue to be, adversely affected by competition for staffing, the shortage of experienced healthcare professionals, and regulatory activity including changes in minimum wage laws.

Our operations are dependent on the availability, efforts, abilities and experience of management and medical support personnel. We compete with other healthcare providers in recruiting and retaining qualified employees; however, over the past several years, the healthcare industry has faced considerable workforce challenges, including shortages of skilled personnel and increased wage competition. In some of the regions in which we operate, state or municipalities increased the applicable minimum wage, which has created more competition and, in some cases, higher labor costs. If prevailing wages continue to be driven higher, we could suffer increased employee turnover and increased costs, adversely affecting our business.

We have a substantial number of employees who are paid on a part-time or per diem basis. In 2024, California mandated minimum wage increases for certain industries, including ours. As a result, we experienced increased compensation costs for certain of our employees and vendors beginning in 2025. As minimum wage rates increase, related laws and regulations change, and/or inflationary or other pressures increase wage rates, we and our partners may need to increase not only the wage rates of minimum wage employees, but also the wages paid to other hourly or salaried employees. If other states adopt similar minimum wage increases, the effect on our cost of operations would be compounded. In addition, we expect that inflationary pressures will continue to impact our salaries, wages, benefits and other costs.

Because the majority of our services are performed under multi-year contracted rates with commercial insurance companies or through government programs such as Medicare and Medicaid, we may be unable to offset these increased labor costs. Any such increase in costs, without an attendant increase in revenues or offsetting increase in operating efficiency, would reduce profitability and cash flows.

We face various risks related to health epidemics and other outbreaks, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face various risks related to health epidemics and other outbreaks that have emerged, and could emerge in the future, including:

- restrictions intended to slow the spread of outbreaks, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led, and may in the future lead, to periods where our imaging procedure volumes drop significantly;
- disruptions in supply chains can affect the cost and availability of reagents and other materials needed for certain procedures;
- significant portions of our workforce may be unable to work due to illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations;
- general economic downturns as a result of outbreaks may affect demand or pricing for our services; and
- volatility in the global capital markets may result in a decrease in the price of our common stock, or an increase in our cost of capital.

Business interruptions due to natural disasters to include but not limited to earthquakes, floods, fires, hurricanes and severe winter storms or other external events beyond our control can adversely affect our business, financial condition or results of operations.

Our operations can be impacted by external events beyond our control, such as the effects of earthquakes, fires, floods, severe weather, public health issues, power failures, telecommunication loss, and other natural and man-made events, some of which may be intensified by the effects of climate change and changing weather patterns. Our corporate headquarters and over 100 of our radiology centers are located in California, which is subject to wildfires, blackouts, and potentially damaging earthquakes. In addition, several of our imaging centers located in parts of the east coast have suffered from weather events that caused us to temporarily close centers. These or other similar events could cause disruption or interruption to our operations and significantly impact our employees. Additionally, long-term adverse weather conditions, whether caused by global climate change or otherwise, could cause an outmigration of people from the communities where our facilities are located. If any of the circumstances described above, or other similar events, occur, our business, financial condition or results of operations could be adversely affected.

Any disruption to our services may result in decreases in revenues or increased operating and capital expenses. Historically, when we have experienced a reduction in business due to inclement weather or external events for a period of time, our operations have returned to a normalized level, but we have not experienced a significant increase of procedures that would fully compensate for the revenues lost during the slower periods.

Changes in the method or rates of third-party reimbursement could have a negative impact on our results.

A significant portion of our business is derived from federal and state reimbursement programs such as Medicare or Medicaid. From time to time those programs implement changes designed to contain healthcare costs, some of which have resulted in decreased reimbursement rates for diagnostic imaging services that impact our business. On October 30, 2025, CMS released the calendar year 2026 Medicare Physician Fee Schedule final rule, which governs Medicare payment for Radnet's services in CY 2026. Medicare payment and coverage policies in the final rule could result in reimbursement reductions or reduced volume of diagnostic imaging services at our imaging centers.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services because these organizations will exert greater control over patients' access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services. Relatedly, reimbursement rate cuts may be pursued as a cost-saving measure by third-party payors resulting from the implementation of the federal No Surprises Act (H.R. 133) and similar insurer-provider payment dispute laws, which also may negatively impact our revenue.

Certain of our services may require patients to pay out-of-pocket fees. Our ability to collect these out-of-pocket fees is subject to various coverage and reimbursement policies of third-party payors that may change over time and may be open to a variety of interpretations and applications. Changes in coverage policies or errors in our billing and collections procedures could adversely affect our revenue and business.

Any reduction in the rate that we can charge for our imaging services under these programs will reduce our net revenues and our operating margins per procedure under those reimbursement programs. Unless we can secure additional procedure volumes, increase utilization of our equipment, or change the overall mix of service procedures that we provide, a decline in reimbursement rates will reduce our net revenues and results of operations.

If we fail to manage the complex and lengthy reimbursement process, our revenue, financial condition and results of operations could suffer.

Because our business depends upon reimbursement from Medicare, Medicaid and third-party payors for a significant majority of its revenues, our revenue, financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that services are rendered and the time that the reimbursement amounts are settled. Depending on the payor, we may be required to obtain certain payor-specific documentation from physicians and other healthcare providers before submitting claims for reimbursement. Certain payors have filing deadlines and will not pay claims submitted after such deadlines. We cannot ensure that we will be able to effectively manage the reimbursement process and collect payments for its equipment and services promptly.

We experience competition from other diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for diagnostic imaging services is highly competitive. We compete for patients principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our diagnostic imaging services. Our competitors include independent imaging operators, private equity-backed chains, and smaller regional operators, as well as hospitals, clinics and radiology groups that operate their own imaging equipment. Some of our competitors may have, now or in the future, access to greater financial resources than we do and may have access to newer, more advanced equipment. If we are unable to successfully compete, our business and financial condition could be adversely affected.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us.

Our scale in both the number of our locations and the number and types of imaging equipment we offer is one of our competitive advantages. If the development of new technologies accelerates the obsolescence of our current equipment, we may lose some of our competitive advantage. We may also be required to accelerate the depreciation on existing equipment and incur significant capital expenditures to acquire the new technologies. We may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base.

Business Risks

Our results of operations may fluctuate significantly from period to period and can be difficult to predict.

Our results of operations have experienced fluctuations from period to period, which we expect may continue in the future. These fluctuations can occur because of a variety of factors, including, among others, the prices we charge for our services, customer or payor mix, the rate and timing of our billings and collections, our ability to obtain reimbursement for our services from third-party payors, the timing and amount of our commitments and other payments, as well as the other risk factors discussed in this report. The fluctuations in our operating results may render period-to-period comparisons less meaningful, and investors should not rely on the results of any one period as an indicator of future performance. These fluctuations in our operating results could cause our performance in any particular period to fall below the expectations of securities analysts or investors or guidance we have provided to the public, which could negatively affect the price of our common stock.

If our contracted radiology practices terminate their agreements with us, our business could substantially diminish.

Our business is substantially dependent on the radiology groups that we contract with to provide medical services at our imaging centers. The radiology groups are party to substantially all of the managed care contracts from which we derive revenue. Under the terms of our management agreements, the radiology groups are required to use their best efforts to provide medical services at our centers as well as any new centers that we open or acquire in their areas of operation. Although our management agreements are for multiple years, the radiology groups have the right to terminate the agreements if we default on our obligations and fail to cure the default. Also, the various radiology groups' ability to continue performing under the management agreements may be curtailed or eliminated due to the radiology groups' own financial difficulties, loss of physicians or other circumstances.

If any of our contracted radiology groups cannot perform their obligations to us, we would need to contract with one or more other radiology groups to provide the professional medical services. We may not be able to locate radiology groups willing to provide those services on terms acceptable to us, if at all. In addition, the radiology group's relationships with referring physicians are largely responsible for the revenue generated at the centers they service. Any replacement radiology group's relationships with referring physicians may not be as extensive as those of the terminated group. The termination of a management agreement with a radiology group could result in both short and long-term loss of revenue and adversely affect our performance and competitive position in the markets served by the departing radiology group.

Each of the Group and our third-party contracted radiology practices has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two to five years within defined geographic regions after they cease to be owners or employees, as applicable. In certain states, like California, a covenant not to compete is enforced in limited circumstances involving the sale of a business. In other states, a covenant not to compete will be enforced only:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to public interest.

Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether or to what extent a court will enforce the contracted radiology practices' covenants. The inability of the contracted radiology practices or us to enforce a radiologist's non-compete covenants could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

We are dependent on the ability of our contracted radiology practices, including the Group, to hire and retain qualified radiologists.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. Competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our diagnostic imaging centers and our financial results could be adversely affected.

We are experiencing tighter labor conditions in some of the markets we serve. As a result, our contracting radiological practices have experienced increased salary and professional services expenses. Increased expenses for the contracting radiological practices, including the Group, impact our financial results because the management fee we receive from them, which is based on a percentage of their collections, is adjusted annually to take into account their expenses. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

Our ability to generate revenue depends in large part on referrals from physicians.

A significant portion of the services that we perform are derived from patient referrals from unaffiliated physicians and other third parties. Those physicians and other third parties do not have any contractual obligation to refer patients to us. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, our imaging procedure volume would decrease, which would reduce our net revenue and operating margins.

Further, commercial third-party payors have implemented managed care programs that could limit the ability of physicians to refer patients to us. For example, health maintenance organizations sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those contracted providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These "closed panel" systems are now common in the managed care environment. Other systems such as preferred physician organizations create an economic disincentive for referrals to providers outside the system's designated panel of providers. We seek to be the designated provider under these systems. If we are unable to compete successfully for these managed care contracts, our net revenues and our prospects for growth could be adversely affected.

We may become subject to professional malpractice liability, which could be costly and negatively impact our reputation and business.

The physicians employed by our contracted radiology groups are from time to time subject to malpractice claims. Under the terms of our management agreements with those radiology groups, we structure the relationship in a manner that we believe does not constitute our practice of medicine, or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to other professional liability claims, including for improper use or malfunction of our diagnostic imaging equipment, or for accidental contamination, or injury from exposure to radiation.

We seek to mitigate this risk through the purchase of professional liability insurance. Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation. Although California places a $250,000 limit on non-economic damages for medical malpractice cases, no limit applies to economic damages and no such limits exist in the other states in which we provide services.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances.

We contract with commercial insurance and managed care providers to provide diagnostic imaging services to their members. Some of our healthcare provider customers do not have significant financial resources, liquidity, or access to capital. If these customers experience financial difficulties they may be unable to pay us for the services that we provide. A significant deterioration in general or local economic conditions could have a material adverse effect on the financial health of certain of our healthcare provider customers. If our health care provider customers suffer financial hardship they could delay or default on their payment obligations to us, reducing our accounts receivable and negatively impacting our results of operations.

Capitation fee arrangements could reduce our operating margins.

For the year ended December 31, 2025, we derived approximately 6% of our total net revenue from capitation arrangements, and we expect to continue to derive a significant portion of our revenue from capitation arrangements in the future. Under capitation arrangements, the payor pays us a pre-determined amount per-patient per-month, and in exchange we are required to provide all necessary covered services to the patients covered under the arrangement. These contracts pass much of the financial risk of providing diagnostic imaging services, including the risk of over-use, from the payor to us as the provider. Our ability to generate profit from these arrangements is dependent on our ability to correctly forecast demand for services for the patient base, negotiate appropriate pre-determined amounts with the payor and efficiently manage the utilization of those services. If we are not successful in forecasting demand patients or enrollees covered by these contracts require more frequent or extensive care than anticipated, or if we are not efficient in managing the utilization of services under these capitation arrangements, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins.

Cybersecurity threats and other disruption or malfunction in our information technology systems could adversely affect our business.

We rely on information technology systems to process, transmit and store electronic information including legally-protected personal information, such as diagnostic image results and other patient health information, credit card and other financial information, insurance information, and personally identifiable information. A significant portion of the communication between our personnel, patients, business partners, and suppliers depends on information technology. We rely on our information systems to perform functions critical to our ability to operate, including patient scheduling, billing, collections, image storage and image transmission. We also use information technology systems and networks in our operations and supporting departments such as research and development, marketing, accounting, finance, and human resources. The future success and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity and other network processes.

Our information technology system is vulnerable to damage or interruption from:

- Cybersecurity attacks and breaches, ransomware and computer viruses, coordinated attacks by hackers, activist entities, organized criminal threat actors, and nation-state sponsored actors, seeking to disrupt operations or misappropriate information;
- technology service provider outages and technology supply chain cyber-security weaknesses;
- power losses, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic losses of data and similar events;
- earthquakes, fires, floods and other natural disasters; and
- acts of vandalism or theft, misplaced or lost data, programming or human errors and similar events.

Cybersecurity threats are constantly changing, increasing the difficulty of successfully defending against them or implementing adequate preventive measures. While we maintain multiple layers of security measures and are continuously enhancing our security technologies to address new threats, emerging and advanced cybersecurity threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations. We have in the past experienced unauthorized access to our network and could again face attempts by others to gain unauthorized access to information or to introduce malicious software to disrupt the operation of our information technology systems. While management is not aware of a cybersecurity incident that has had a material effect on our operations, there can be no assurances that a cybersecurity incident that could have a material impact on us will not occur in the future.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. A successful ransomware or similar attack could disrupt or limit our ability to operate and generate revenue for an extended period of time including our ability to retrieve patient records, schedule imaging procedures, store and transmit diagnostic images, bill payors or patients, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, and manage the administrative aspects of our business, any of which could materially adversely affect our business. Extortion payments may alleviate the negative impact of a ransomware attack, but there is the risk that the threat actor may not destroy the stolen information and we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Recent cyberattacks in the healthcare sector, such as the February 2024 incident affecting Change Healthcare, have underscored critical cybersecurity risks which extend beyond internal systems to encompass third-party service providers and interconnected supply chains. Attacks targeting these areas can lead to significant disruptions in critical healthcare functions, exposure of sensitive patient data, and substantial financial losses. The impact of such breaches can be severe and are similar to those we face with ransomware. Our organization prioritizes comprehensive risk management strategies that include robust vetting and monitoring of third-party vendors, regular security assessments of supply chain partners, and implementation of strong authentication and access control measures throughout the entire ecosystem. However, while management is not aware of a cybersecurity incident through third-party service providers that has had a material effect on our operations, there can be no assurances that a cybersecurity incident through third-party service providers that could have a material impact on us will not occur in the future.

Any such interruption in access, improper access, disclosure, modification, or other loss of information could result in legal claims or proceedings, liability or penalties under laws and regulations that protect the privacy of personal information, such as HIPAA, European data privacy regulations, such as the General Data Protection Regulation, or GDPR, U.S. state privacy regulations, such as the California Consumer Privacy Act, or newly emerging U.S. state health information privacy laws, such as those in Washington, Oregon, and Texas. We may be required to comply with state breach notification laws or become subject to mandatory corrective action.

Responding to such incidents could require us to incur significant costs related to rebuilding internal systems, defending against litigation, responding to regulatory inquiries or actions, paying damages, complying with consumer protection laws or taking other remedial steps with respect to third parties. If our data storage system was compromised, it could also give rise to unwanted media attention, materially damage our payor and physician relationships, and harm our business reputation. While we maintain cyber liability insurance, our insurance may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.

Additionally, if and as our business grows, we will need to continually improve and expand the scope of our technology systems in order to maintain their adequacy for the scale of our operations. Any failure to make such improvements or any significant delay in the planned implementation of new or enhanced systems could render our systems obsolete or inadequate, in which case our service to our customers and our other business activities could suffer, and we could be more vulnerable to electronic breaches from outside sources.

Our success depends in part on our key personnel and loss of key executives could adversely affect our operations.

Our success depends in part on our ability to attract and retain qualified senior and executive management, and managerial and technical personnel. The loss of the services of Dr. Howard G. Berger, our President and Chief Executive Officer, and Norman R. Hames or Stephen M. Forthuber, our Presidents and Chief Operating Officers, West Coast and East Coast, respectively, could hinder our ability to execute our business strategy and have a significant negative impact on our operations. We believe that they could not easily be replaced with executives of equal experience and capabilities, which would adversely affect our business.

The future growth of our imaging business is partially dependent on our ability to continue to successfully integrate acquired businesses.

Historically, we have experienced substantial growth through acquisitions that have increased our size, scope and geographic distribution of our imaging center business. During the past three fiscal years, we have completed acquisitions that have added 35 centers to our fixed-site outpatient diagnostic imaging services.

We may never realize expected synergies or capitalize on expected business opportunities in connection with an acquisition. Moreover, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. Integrating operations requires significant efforts and expense on our part. Our management may have its attention diverted while trying to integrate an acquisition. Personnel may leave or be terminated because of an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met.

Acquisitions are also accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of that business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. Further, integration of an acquired business or technology could involve significant difficulties and could require management and capital resources that otherwise would be available for ongoing development of our existing business or pursuit of other opportunities. We may also acquire contingent liabilities in connection with the acquisitions of a business, which may be material, and any estimates we might make regarding any acquired contingent liabilities and the likelihood that these liabilities will materialize could differ materially from the liabilities actually incurred. These circumstances could materially harm our business, results of operations, and prospects.

We may not generate the expected benefits from our investment in AI technologies or other new lines of business and the use of AI and machine learning tools in our operations and the services of our third-parties may introduce risks that could adversely affect our business, financial condition, and reputation.

We believe that technological advancements including AI will significantly impact diagnostic imaging services in the future. As part of our growth strategy we have acquired or invested in a number of AI companies and technologies, including DeepHealth, Inc., NuLogix Health, Inc., WhiteRabbit.ai, Aidence Holding B.V. and Quantib B.V. with the expectation that these AI technologies can be developed into solutions that enhance the quality of outcomes for patients via improved diagnostic imaging, reduce operating costs, and correspondingly improve our competitive position. However, the success of our AI investments will depend upon a number of factors, some of which are out of our control, such as:

- our ability to effectively integrate the operations of the acquired companies, including retaining key personnel;
- the timeline and related expenses associated with applying for regulatory authorizations necessary for commercialization;
- whether any of our existing or future AI products will receive European CE or U.S. FDA 510(k) clearance or other clearances and or regulatory authorizations necessary for commercialization;
- whether our AI solutions will prove effective for improving health care quality, patient services or business procedures;
- our ability to successfully commercialize and secure market acceptance of our AI solutions from patients and health care providers; and
- the development of competing technologies by other companies, and the relative efficacy, cost and ease of use of those technologies.

There is no guarantee that we will receive the anticipated benefits from the investments we have made and may continue to make in the area of AI. Any failure would result in reduced operating profits and the potential impairment of goodwill related to those investments, which would further impact our profitability.

In the future, we may acquire companies that create a new line of business. The process of integrating the acquired business, technology, service and research and development component into our business and operations and entry into a new line of business in which we are inexperienced may result in unforeseen operating difficulties and expenditures. In developing a new line of business, we may invest significant time and resources that take away the attention of management that would otherwise be available for ongoing development of our business. In addition, there can be no assurance that our new lines of business will ultimately be successful. The failure to successfully manage these risks in the development and implementation of new lines of business could have a material, adverse effect on our business, financial condition, and results of operations.

Additionally, we leverage AI and machine learning tools to increase productivity and innovation. We also face potential risks from the use of AI and machine learning tools. Our, or our customers' sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with employees' or vendors' use of generative AI technologies. In addition, we may use AI outputs to inform certain decisions, and AI models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may appear correct. Due to the potential flaws in the use of AI, we could make incorrect decisions, including decisions that could bias certain individuals or classes of individuals and adversely impact their rights. The rapid development of AI tools could render obsolete certain technologies or tools we currently use, or otherwise provide competitors with a technological edge. New or evolving legislation or regulations might impose restrictions on how AI and machine learning tools can be used, requiring us to adapt our tools or face various penalties for non-compliance, including potential disgorgement of data and associated capabilities. As a result, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liabilities. The AI tools may also be subject to additional, and as yet unidentified, security threats.

Healthcare and Regulatory Risks

The regulatory framework in which we operate is continually evolving.

Although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of our contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations. In addition, healthcare laws and regulations may change significantly in the future in a way that restricts our operations. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In particular, the new administration in 2025 is expected to make significant changes to the operations of the Department of Health and Human Services, and other regulatory agencies such as FDA and CMS, each of which regulates certain aspects of our business. It is not clear what changes will be implemented by such agencies in terms of legal or regulatory requirements, or policies, or whether we will be able to comply with such changes in terms of legal or regulatory requirements, or policies.

Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to comply with applicable insurance laws. These laws, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into capitation or other risk-sharing managed care arrangements.

If we are unable to effectively adapt to changes in the healthcare industry, including changes to laws and regulations regarding or affecting U.S. healthcare reform, our business could be harmed.

Due to the importance of the healthcare industry in the lives of all Americans, federal, state, and local legislative bodies frequently pass legislation, and administrative agencies promulgate regulations relating to healthcare reform or that affect the healthcare industry. As has been the trend in recent years, it is reasonable to assume that there will continue to be increased government oversight and regulation of the healthcare industry in the future. We cannot assure our stockholders as to the ultimate content, timing or effect of any new healthcare legislation or regulations, nor is it possible at this time to estimate the impact of potential new legislation or regulations on our business.

Since a portion of our revenue is derived from government payors, we are subject to regulatory changes. Federal and state legislators routinely introduce and consider proposed legislation that would impact Medicare, Medicaid, and PACE funding and operations, and state and federal agencies also consider and implement regulations and guidance that impact our business. Similarly, changes in private payor reimbursement policies could have a material adverse effect on our business, financial condition and result of operations. We cannot predict with certainty the impact that any particular federal and state healthcare legislation or regulation will have on us, but such changes could impose new and/or more stringent regulatory requirements on our activities or result in reduced payment rates, any of which could adversely affect our business, financial condition, and results of operations.

While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that regulators will agree with our approach or that we will be able to successfully address changes in the current legislative and regulatory environment. Moreover, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be impacted by eligibility changes to government and private insurance programs.

Due to potential decreased availability of healthcare through private employers, the number of patients who are uninsured or participate in governmental programs may increase. Healthcare reform legislation will increase the participation of individuals in the Medicaid program in states that elect to participate in the expanded Medicaid coverage. A shift in payor mix from managed care and other private payors to government payors as well as an increase in the number of uninsured patients may result in a reduction in the rates of reimbursement or an increase in uncollectible receivables or uncompensated care, with a corresponding decrease in net revenue. Changes in the eligibility requirements for governmental programs and state decisions on whether to participate in the expansion of such programs also could increase the number of patients who participate in such programs and the number of uninsured patients. Even for those patients who remain in private insurance plans, changes to those plans could increase patient financial responsibility, resulting in a greater risk of uncollectible receivables. Furthermore, additional changes to, or rollback of, the PPACA, whether through legislation or judicial action, may also affect reimbursement and coverage in ways that are currently unpredictable. These factors and events could have a material adverse effect on our business, financial condition, and results of operations.

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly, through the radiology practices with which we contract, subject to extensive regulation by both the federal government and the state governments in which we provide services, including:

- the federal False Claims Act;
- the federal Medicare and Medicaid Anti-Kickback Statute, and state anti-kickback prohibitions;
- federal and state billing and claims submission laws and regulations;
- HIPAA, as amended by HITECH, and comparable state laws;
- the federal physician self-referral prohibition commonly known as the Stark Law and state equivalents;
- state laws that prohibit the corporate practice of medicine and prohibit similar fee-splitting arrangements;
- state laws governing the approval of healthcare transactions and complying with cost targets, including the California Health Care Quality and Affordability Act and its implementing regulations.
- federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels;
- state laws governing reimbursement for diagnostic services related to services compensable under workers' compensation rules; and
- federal and state environmental and health and safety laws.

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to penalties, including civil and criminal penalties, damages, fines and curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations are increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

There may be changes in FDA's regulatory requirements and policies, and we may not be able to comply with them.

FDA's policies regarding regulation of AI-ML-enabled software products are constantly evolving and developing. FDA typically communicates with the industry and the public through occasions such as presentations to the industry, or through FDA's guidance documents. At times, such policies may involve significant changes, and we may not be able to comply with all of such policies, and in particular, policies relating to the regulation of AI-ML-enabled software products. Non-compliance may result in significant enforcement actions, including but not limited to recalls, Form 483s, warning letters, untitled letters, it-has-come-to-our-attention letters, detention or seizure of adulterated or misbranded products, or other forms of enforcement. We may be forced to remove our products from the market entirely. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market authorization, and could result in a substantial modification to our business practices and operations.

State and federal anti-kickback and anti-self-referral laws may adversely affect income.

Various federal and state laws govern financial arrangements among healthcare providers. The federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from federal or state healthcare programs. We believe we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Federal law prohibiting certain physician self-referrals, known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity for certain "designated health services" if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered "designated health services" under the Stark Law. Although we believe our operations do not violate the Stark Law, our activities may be challenged. If a challenge is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or imposes additional regulatory burdens on us.

In addition, under the Deficit Recovery Act, states enacting false claims statutes similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain qui tam or whistleblower provisions, receive an increased percentage of any recovery from a State Medicaid judgment or settlement. Adoption of new false claims statutes in states where we operate may impose additional burdens on us.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician's office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction.

In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (which currently include the American College of Radiology, the Intersocietal Accreditation Commission and the Joint Commission). Our MRI, CT, nuclear medicine, ultrasound and mammography centers are currently accredited by the American College of Radiology. We may not be able to receive the required regulatory authorizations or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these authorizations could limit the opportunity to expand our services.

Our payors required that the physicians providing imaging services are credentialed, before the payor will commence payment. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle, and could negatively impact our ability to collect revenue from patients covered by Medicare.

Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For the year ended December 31, 2025, approximately 25% and 3% of our net service fee revenue came from Medicare and various state Medicaid programs, respectively. A change in the applicable certification status of one of our centers could adversely affect our other centers and, in turn, us as a whole.

Our agreements with the contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

The laws of certain states prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into management agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice's revenue. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating the prohibitions against fee-splitting. State laws and enforcement efforts regarding corporate practice of medicine and fee-splitting are often subject to change. As a consequence, there can be no assurance that our present arrangements with the Group or the physicians providing medical services and medical supervision at our imaging centers will not be challenged, and, if challenged, that they will not be found to violate the corporate practice of medicine or fee splitting prohibitions. Any violation would subject us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive under our management agreements.

Our software products could be regulated as medical devices by regulatory agencies, and we may be subject to such agencies' regulatory or enforcement activities.

Certain of the products that we develop are or are likely to be regulated by FDA or other regulatory agencies as medical devices. Regulatory bodies in the United States and abroad, such as the FDA, impose significant legal and regulatory requirements on our operations. Such agencies regulate and oversee our design and manufacturing processes, labeling, record-keeping, and mandatory reporting of adverse events and other information to identify potential issues with marketed products. Our facilities are or may become subject to periodic inspections to ensure adherence to applicable quality system regulations, which dictate the methods, facilities, and controls used in the design, manufacture, and servicing of finished medical devices for human use. Furthermore, FDA and other regulatory agencies, both domestic and international, oversee the promotion and advertising of our products. If FDA or other regulatory agencies were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, such agencies could order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market authorization applications, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health, and in certain rare circumstances, ban such products. Such non-compliance could also result in inspectional observations on the U.S. FDA's Form 483, warning letters, untitled letters, it-has-come-to-our-attention letters, detention or seizure of adulterated or misbranded products, or other forms of enforcement, such as a consent decree. FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers or employees. Any unfavorable legal or regulatory enforcement action, depending on its severity, could restrict our ability to effectively market and sell our products, hinder future pre-market authorizations, or necessitate substantial changes to our business practices and operations.

If we fail to comply with federal and state privacy and information security laws mandating protection of certain confidential data against disclosure, including cybersecurity attacks, we may be subject to government or private actions.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of PHI, including HIPAA and its implementing privacy and security regulations, as amended by the federal HITECH Act. Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents.

Failure to adequately protect and maintain the integrity of our information systems (including our networks) and data, or to defend against cybersecurity attacks, could subject us to monetary fines, civil suits, civil penalties or criminal sanctions. We could also be required to disclose the breach publicly, which may damage our business reputation with our patients and vendors and cause a further material adverse effect on our results of operations, financial position, and cash flows.

Some of our imaging modalities use radioactive materials, which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials, which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. Although we typically use licensed or otherwise qualified outside vendors to dispose of this waste, applicable laws and regulations could hold us liable for damages and fines if our or others' business operations or other actions result in contamination to the environment or personal injury due to exposure to hazardous materials. We cannot eliminate the risk of contamination or injury, and any liability imposed on us for any resulting damages or injury could exceed our resources or any applicable insurance coverage. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we maintain professional liability insurance coverage in amounts we believe is consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our professional liability insurance.

If CMS ends its current policy permitting professionals to provide direct supervision of diagnostic imaging to be immediately available through virtual presence using two-way, real-time audio/video technology, instead of requiring their physical presence, we may be subject to additional costs and a shortage of professionals to provide such supervision.

On November 1, 2024, CMS released the calendar year 2025 Medicare Physician Fee Schedule final rule, which extended through December 31, 2025 the Medicare policy permitting supervising professionals to be immediately available through virtual presence using two-way, real-time audio/video technology, instead of requiring their physical presence. In comments to the final rule, CMS indicated that it may address the most appropriate way to balance patient safety concerns with the interest of supporting access in future rulemaking. If CMS changes the current policy to require in-person supervision of diagnostic imaging that requires direct supervision, we may be required to add professional staff to our diagnostic imaging centers and/or decrease the volume of imaging services that require direct supervision of a professional.

Financial Risks

Because we have high fixed costs, lower scan volumes or other decreases revenues could adversely affect the profitability of our business.

The principal components of our expenses are debt service, depreciation, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes, product mix, or reductions in reimbursement rates could result in lower margins, which would materially adversely affect the profitability of our business.

Our debt could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness.

Our current indebtedness and any future indebtedness we incur could adversely affect our financial condition. As of December 31, 2025 term loan indebtedness, excluding related discount, was $1,084.9 million, which $961.1 million was borrowed pursuant to the Barclays Revolving Credit Facility and the Barclays Term Loan and which includes $123.7 million borrowed pursuant to the Truist Revolving Credit Facility and the Truist Term Loan (as such capitalized terms are defined in the notes to our consolidated financial statements, and collectively, the "Barclays and Truist Credit Facilities") at our New Jersey Imaging joint venture. The Company is neither a borrower or guarantor under the Truist Credit Facilities. Our indebtedness could also:

- make it difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- expose us to the risk of interest rate increases on our variable rate borrowings, including borrowings under our Barclays and Truist Credit facilities;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds on terms that are satisfactory to us, or at all.

A restriction in our ability to make capital expenditures would restrict our growth and could adversely affect our business.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. We incur capital expenditures to, among other things, upgrade and replace equipment for existing centers and expand within our existing markets and enter new markets. If we open or acquire additional imaging centers, we may have to incur material capital lease obligations. To the extent we are unable to generate sufficient cash from our operations, funds are not available under our credit facilities or we are unable to structure or obtain financing through operating leases or long-term installment notes, we may be unable to meet the capital expenditure requirements necessary to support the maintenance and continued growth of our operations.

We may be required to recognize an impairment of our goodwill, other intangible assets, or other long-lived assets, which could have an adverse effect on our financial position and results of operations.

When we acquire businesses we are generally required to allocate the purchase price to various assets including goodwill and other intangible assets. We are required to perform impairment tests for goodwill and other indefinite-lived intangible assets annually and whenever events or circumstances indicate that it is more likely than not that impairment exists. We are also required to perform an impairment test of definite lived intangible or other long-lived assets when indicators of impairment are present.

We have been required to recognize impairment charges in the past, and may again. In September 2023, we determined that an In-process Research and Development ("IPR&D") indefinite-lived intangible asset related to Aidence Holding B.V.'s Ai Veye Lung Nodule and Veye Clinic would not receive FDA authorization for sale in the U.S. without a new submission and additional expenditures for rework in the original projected timeline. The additional expenditures, delay and reduction of U.S. sales affected the estimated fair value of the related IPR&D intangible asset and resulted in impairment charges of $3.9 million. A future decline in our operating results, future estimated cash flows and other assumptions could impact our estimated fair values, potentially leading to a material impairment of goodwill, other intangible assets, or other long-lived assets, which could adversely affect our financial position and results of operations.

Our credit facilities and instruments governing our other indebtedness restrict certain operations of our business.

Our credit facilities contain affirmative and negative covenants which restrict, among other things, our ability to:

- pay dividends or make certain other restricted payments or investments;
- incur additional indebtedness and certain disqualified equity interests;
- create liens (other than permitted liens) securing indebtedness or trade payables;
- sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets;
- enter into certain transactions with affiliates;
- create restrictions on dividends or other payments by our restricted subsidiaries; and
- create guarantees of indebtedness by restricted subsidiaries.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the applicable agreement governing such indebtedness, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under our credit facilities is accelerated, we may not have sufficient assets to repay amounts due under the credit facilities or on other indebtedness then outstanding.

If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, our business may be adversely affected.

It may become more difficult and costly for us to obtain coverage liabilities and other risks, including property, automobile and casualty insurance. For example, the following circumstances may adversely affect our ability to obtain insurance at favorable rates:

- we experience higher-than-expected professional liability, property and casualty, or other types of claims or losses;
- we receive survey deficiencies or citations of higher-than-normal scope or severity;
- we acquire especially troubled operations or facilities that present unattractive risks to current or prospective insurers;
- insurers choose to stop operating or offering policies in certain states due to changes in economic conditions or laws;
- insurers tighten underwriting standards applicable to us or our industry; or
- insurers or reinsurers are unable or unwilling to insure us or the industry at historical premiums and coverage levels.

If any of these potential circumstances were to occur, our insurance carriers may cancel or not renew our policies, or require us to significantly increase our self-insured retention levels or pay substantially higher premiums for the same or reduced coverage for insurance, including workers compensation, property and casualty, automobile, employment practices liability, directors and officers liability, employee healthcare and general and professional liability coverages.

In some states, the law prohibits or limits insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation. Coverage for punitive damages is also excluded under some insurance policies. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Claims against us, regardless of their merit or eventual outcome, could also inhibit our ability to attract patients or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business.

With few exceptions, workers compensation and employee health insurance costs have also increased markedly in recent years and are expected to increase in the future. If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, or if the coverage levels we can economically obtain decline, our business may be adversely affected.

Capital Markets Risks

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the NASDAQ Global Market has fluctuated significantly in the past. During the period from January 1, 2021 through December 31, 2025, the trading price of our common stock fluctuated from a high of $93.65 per share to a low of $12.03 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

- changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;
- our, or a competitor's, announcement of new services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and
- the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets periodically experience significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance.

In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could negatively affect our business, results of operations or financial condition.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could cause the price of our common stock to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. Any such sales, or the perception in the market that sales are pending or could occur, could reduce the market price of our common stock. The vast majority of the outstanding shares of our common stock are freely tradable without restriction in the public market, subject to certain volume and manner of sale limitations applicable to shares held by our affiliates, as that term is defined in the Securities Act. In addition, subject to similar limitations and any other applicable legal and contractual limitations, all of the shares of our common stock subject to outstanding equity-based awards or reserved for issuance pursuant to such awards we may grant in the future are registered under the Securities Act or are otherwise eligible under applicable securities laws for free trading in the public market upon their issuance.

Future issuances of our common stock or rights to purchase our common stock could result in additional dilution to the percentage ownership of our stockholders and could cause the price of our common stock to fall.

To raise capital or for other strategic purposes, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we issue common stock, convertible securities or other equity securities, our then-existing stockholders could be materially diluted by such issuances and, if we otherwise issue preferred stock, new investors could gain rights, preferences and privileges senior to the holders of our common stock, any of which could cause the price of our common stock to decline.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our common stock.

We currently anticipate that we will retain any future earnings to finance the continued development, operation and expansion of our business. As a result, we do not anticipate declaring or paying any cash dividends or other distributions in the foreseeable future. Further, if we were to enter into a credit facility or issue debt securities or preferred stock in the future, we may become contractually restricted from paying dividends. If we do not pay dividends, our common stock may be less valuable because stockholders must rely on sales of their common stock after price appreciation, which may never occur, to realize any gains on their investment.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

In the future, we could become the subject of an unsolicited attempted takeover of our company. Although an unsolicited takeover could be in the best interests of our stockholders, our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, provisions in our organizational documents:

- permit the board of directors to increase its own size, within the maximum limitations set forth in the bylaws, and fill the resulting vacancies;
- authorize the issuance of shares of preferred stock in one or more series without a stockholder vote;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and
- prohibit transfers and/or acquisitions of stock (without consent of the Board of Directors) that would result in any stockholder owning greater than 5% of the currently outstanding stock resulting in a limitation on net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382 of the internal revenue code of 1986, as amended.

We are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

As a healthcare provider, cybersecurity, data protection, safeguarding patient information and the integrity of our information systems is of the utmost priority. We have developed and maintain a Cybersecurity and Data Protection Program which aligns with industry-standard frameworks and applicable regulatory requirements, integrates with our overall risk management process, and aims to ensure cybersecurity concerns are a requisite element for decision-making at all levels of our business.

RadNet's Cybersecurity and Data Protection Program assesses, identifies and manages threats to our information systems and evaluates cybersecurity risks associated with our vendors and third-party partners. We are focused on detecting, preventing and responding to cyber threats, maintaining the privacy and protection of sensitive information, and maintaining the durability and resiliency of our information and data processing systems.

Our approach to designing, operating and measuring the effectiveness of our program leverages experienced internal resources, industry-recognized cybersecurity consultants, assessors, healthcare and industry-specific cybersecurity working groups and threat-intelligence platforms, federal law enforcement and the Cybersecurity and Infrastructure Security Agency ("CISA") partnerships. We use these resources and partnerships, along with our internal expertise, to develop specialized insights pertinent to our business's cyber-risk, and tailor our cybersecurity strategy to best safeguard our systems and data.

We staff an internal cybersecurity team and maintain a third-party managed security operations center which in-concert provide 24x7x365 real-time detection and response. These teams are always connected and routinely respond to perceived threats within minutes. Time to detect and respond metrics are continuously evaluated for opportunities to enhance our program.

Cyber-awareness training and testing is a key component of RadNet's Cybersecurity and Data Protection Program. Every employee is required to complete cyber-related training (including third-parties who access our systems) and successfully complete testing throughout the year in addition to monthly phishing tests. Furthermore, we require all system users to complete annual Patient Privacy and Patient Data Breach training and testing to meet RadNet compliance standards.

We benchmark and evaluate our Cybersecurity and Data Protection Program and data protection maturity against the National Institute of Standards & Technology ("NIST") Cybersecurity Framework and the HIPAA Security Rule. Consistent with these frameworks, our program includes recurring third-party assessments and a vendor risk management program. Our vendor risk management program conducts security assessments to determine a risk profile of potential vendors and third-party partners and integrates ongoing monitoring and periodic re-assessments to ensure compliance with RadNet's security standards. RadNet's Vendor Risk Management Team works closely with RadNet Legal, Compliance and Operations teams to address data safety, compliance and legal requirements for each of our vendor/partner engagements.

We continuously evaluate the practical effectiveness of our cyber-defenses both internally and externally using a combination of technology-based assessments and recurring third-party audits. Our Critical Incident Response Team periodically conducts cyber-focused tabletop exercises using scenarios drawn from observations of risk indicators and from threat intelligence reports of real-world incidents affecting our industry. Outcomes and insights from tabletop exercises are used to enhance RadNet's Incident Response Plan which is architected following NIST guidelines and reviewed annually and updated periodically as needed.

Our program's overall maturity and operational readiness are regularly evaluated internally by RadNet IT Governance and Compliance teams and by independent expert auditors using the NIST's Cybersecurity Framework. Our program, and the results of the evaluation and testing efforts, are regularly reviewed by our senior management and members of our Board of Directors.

Cybersecurity threats, including previous cybersecurity incidents, have not materially affected our business strategy, results of operations, or financial condition. However, cybersecurity threats have the potential to interrupt our operations or cause significant financial hardship. Our risks associated with cybersecurity threats are set forth under "Risk Factors" in Part I, Item 1A in this report.

Governance

RadNet is committed to appropriate cybersecurity governance and oversight. Our Cybersecurity and Data Protection Program is the principal responsibility of our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO"), each of whom have over 20 years of experience in information systems, including cybersecurity training and experience. Additionally, RadNet's CIO and CISO work closely with our executive management, legal and compliance leaders, and meet regularly to discuss cybersecurity matters and risks.

Our Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity and information security risks. Our Audit Committee of our Board of Directors regularly reviews our technology and cybersecurity program and effectiveness, and internal audits of our program. Our Audit Committee also receives regular cybersecurity updates and education on a broad range of topics, including:

- current cybersecurity landscape and emerging threats;
- status of ongoing cybersecurity initiatives and strategies;
- incident report and learnings from any cybersecurity events; and
- compliance with regulatory requirements and industry standards.

Item 2.   Properties

Our corporate headquarters is located in adjoining premises at 1508, 1510 and 1516 Cotner Avenue, Los Angeles, California 90025, and approximately 21,500 square feet is occupied under these leases, which including options, expire June 30, 2037. We also have a regional office of approximately 35,400 square feet in Baltimore, Maryland under a lease, which including options, expires September 30, 2028. In addition, we lease approximately 35,000 square feet of warehouse space nationwide, which expire at various dates, including options, through December 31, 2028.

At December 31, 2025, we operated directly or indirectly through hospital and health system joint ventures, 418 centers located in Arizona, California, Delaware, Florida, Maryland, Virginia, New Jersey, New York, and Texas. We lease the premises at which these facilities are located and do not have options to purchase the facilities we rent. Our most common initial lease term varies in length from 5 to 15 years. Factoring in renewal options, we can have a total span of 10 to 35 years at the facilities we lease. We also lease smaller satellite X-Ray locations, usually for one year terms, that are renewable on mutual consent with the landlord. Rental increases can range from 1% to 10% on an annual basis, depending on the location and market conditions where we do business.

As of December 31, 2025, total square footage operated directly or indirectly under lease, including medical office, administrative and warehouse locations, was approximately 3.2 million square feet. All leasing activity described relates solely to our Imaging Center segment, as our Digital Health leasing activity is currently immaterial.

Item 3.   Legal Proceedings

From time to time we are engaged in the defense of lawsuits arising out of the ordinary course of our business. We do not believe that the outcome of our current litigation will have a material adverse impact on our business, financial condition and results of operations. However, the outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us in a reporting period for amounts above management's expectations, our financial condition and operating results could be materially adversely affected.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Principal Trading Market

Our common stock is quoted on the NASDAQ Global Market under the symbol "RDNT".

Holders

As of February 27, 2026, the number of holders of record of our common stock was 875.

Dividends

We have never declared or paid cash dividends on our capital stock and we do not expect to pay any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Our current credit facilities place restrictions on our ability to issue dividends. See discussion under "Liquidity and Capital Resources" regarding our current credit facilities. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return of our common stock during the period from 2021 to 2025 with (i) the cumulative total return of the S&P 500 index and (ii) the cumulative total return of the S&P 500 – Healthcare Sector index. The comparison assumes $100 was invested on December 31, 2020 in our common stock and in each of the foregoing indices and the reinvestment of dividends through December 31, 2025. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act or under the Exchange Act, except to the extent that RadNet specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.



Comparison of Cummulative Five Year Total Return

		ANNUAL RETURN PERCENTAGE			
			Years Ending		
Company / Index	**12/31/21**	**12/30/22**	**12/29/23**	**12/31/24**	**12/31/25**
RadNet, Inc.	53.86	(37.46)	84.65	100.86	2.16
S&P 500 Index	26.89	(19.44)	24.23	23.31	16.39
S&P Health Care Sector	9.76	(19.87)	5.15	1.76	18.50

	Base	INDEXED RETURNS			
	Period		Years Ending		
Company / Index	**12/31/20**	**12/31/21**	**12/30/22**	**12/29/23**	**12/31/24**	**12/31/25**
RadNet, Inc.	100	153.86	96.22	177.67	356.87	364.59
S&P 500 Index	100	126.89	102.22	126.99	156.59	182.25
S&P Health Care Sector	100	109.76	87.95	92.48	94.10	111.51

Recent Sales of Unregistered Securities

None

Item 6. <u>Reserved</u>

Not Required.

Item 7.   <u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of RadNet, Inc. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes included in this annual report on Form 10-K.

Overview

We are a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States. As of December 31, 2025, we operated directly or indirectly through hospital and health system joint ventures, 418 centers located in Arizona, California, Delaware, Florida, Maryland, Virginia, New Jersey, New York, and Texas. Internationally, our subsidiary, The HLH Imaging Group Limited fka Heart & Lung Imaging Limited, provides teleradiology services for remote interpretation of images on behalf of providers within the framework of the United Kingdom's National Health Service. Our operations comprise two segments for financial reporting purposes for this reporting period, Imaging Centers and Digital Health. For further financial information about these segments, see Note 5, Segment Reporting, in the notes accompanying our consolidated financial statements included in this report.

Our imaging centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often reducing the cost and amount of care for patients.

In addition to our imaging business, we established a Digital Health business segment during our 2024 fiscal year, which combines our former AI businesses with our eRad, Inc. business. Our Digital Health segment develops and delivers AI-powered health informatics solutions to improve quality, efficiency, and diagnostic outcomes in diagnostic imaging and radiology. We are using AI to develop solutions to assist radiologists and other clinicians in interpreting images and improving radiologist efficiency and patient care. The portfolio of AI and software solutions is anchored by Enterprise Operations solutions (traditionally knowns as RIS), Enterprise Imaging solutions (traditionally known as PACS), and Clinical AI solutions, enabled by the DeepHealth OS, a cloud-native operating system that connects critical aspects of the radiology service line from scheduling and patient preparation to technologist workflow to interpretation and referral management. Our Clinical AI solutions currently cover the fields of diagnosis and screening in the domain of breast, prostate, lung, thyroid, and brain. Across our portfolio of AI solutions, we have 22 FDA clearances and 15 CE marks. Our Digital Health segment provides these solutions to RadNet and to over 2000 customers in the U.S. and outside of the U.S.

As part of our continued strategic expansion in Digital Health, we recently completed three acquisitions: iCAD, Inc., an AI-powered breast health solutions company; See-Mode Technologies, which enhances ultrasound-based diagnostics through artificial intelligence; and CIMAR (UK) Limited, which provides cloud-based medical image storage, PACS, and AI-enabled imaging workflow solutions. We are currently integrating these businesses into our Digital Health segment

The following table presents the total number of imaging centers in operation at year end, including both consolidated and non-consolidated centers, and our consolidated revenues for the years ended December 31, 2025, 2024 and 2023. Revenue from non-consolidated centers is not included in consolidated revenues.

| | Years Ended December 31, | | |
	2025	**2024**	**2023**
Centers in operation	418	398	366
Total consolidated revenue	$ 2,040	$ 1,830	$ 1,617

Our revenue is derived from a diverse mix of payors, including private payors and commercial insurance companies, managed care capitated payors, and government payors such as Medicare and Medicaid. We believe our payor diversity mitigates our exposure to possible unfavorable reimbursement trends within any one payor class. Our total revenue for the years ended December 31, 2025, 2024 and 2023 is summarized in the following table (in thousands):

In Thousands	2025	2024	2023
Commercial insurance	$ 1,130,114	$ 1,018,327	$ 879,792
Medicare	476,987	410,072	356,506
Medicaid	51,736	44,736	42,302
Workers' compensation/personal injury	44,700	43,666	46,406
Other payors	118,599	104,888	87,675
Management fee revenue	27,516	24,676	17,936
Other revenue	65,021	46,724	32,580
Revenue under capitation arrangements	125,537	136,575	153,433
Total revenue	$ 2,040,210	$ 1,829,664	$ 1,616,630

Our revenue is not always consistent across each quarter. We generally experience the lowest volumes of procedures and the lowest level of revenue during the first quarter of each year. This is primarily the result of two factors. First, our volumes and revenue are typically impacted by winter weather conditions in our northeastern operations. It is common for snowstorms and other inclement weather to result in patient appointment cancellations and, in some cases, imaging center closures. Second, in recent years, we have observed greater participation in high deductible health plans by patients. As these high deductibles reset in January for most of these patients, we have observed that patients utilize medical services less during the first quarter, when securing medical care will result in significant out-of-pocket expenditures.

Acquisitions, Equity Investments and Joint Venture Activity

The following discussion summarizes certain details concerning our acquisition or disposition of centers, our equity investments, and our joint venture transactions. See Note 4, Business Combinations and Related Activity and Note 2, Summary of Significant Accounting Policies, in the notes accompanying our consolidated financial statements included in this report for further information.

Acquisitions

Imaging Center Segment

Radiology Imaging Center Asset Acquisitions:

During the years ended 2025 and 2024, we completed the acquisition of certain assets of the following entities, which engage directly in the practice of radiology or associated businesses. The primary reason for these acquisitions was to strengthen our presence in many of our geographic markets. These acquisitions are reported as part of our Imaging Center segment. We made a fair value determination of the acquired assets and assumed liabilities and the following were recorded (in thousands):

2025:

Entity	Date Acquired	Total Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other Assets	Right of Use Liabilities	Finance lease
HALO Centers LLC	1/2/2025	$ 4,200	587	3,238	3,563	50	—	(3,238)	—
Hillcroft Medical Clinic	3/7/2025	$ 734	278	—	406	50	—	—	—
North County Radiology Oceanside LLC	4/1/2025	$ 1,702	238	599	1,307	150	7	(599)	—
Faculty Physicians and Surgeons of LLUSM (Palm Imaging)	5/1/2025	$ 1,400	648	—	702	50	—	—	—
California MSK MSO, LLC (OSS Burbank)	5/1/2025	$ 500	330	—	70	100	—	—	—
HALO Centers LLC (Indian Wells)	5/1/2025	$ 7,850	1,714	2,439	6,072	50	15	(2,439)	—
Kolb Radiology P.C.	7/1/2025	$ 26,659	6,887	5,355	22,396	79	155	(6,125)	(2,088)
Schonholz and Drossman, LLP	9/1/2025	$ 30,101	2,921	5,566	26,790	295	95	(5,566)	—
Laser Assets, Inc.*	11/1/2025	$ 29,058	7,145	4,529	22,170	134	(32)	(4,889)	—
Woodburn Nuclear Medicine, Ltd.*	11/1/2025	$ 29,705	1,658	4,292	27,902	1,105	—	(5,252)	—
River Radiology, PLLC*	11/3/2025	$ 1,200	798	1,908	244	150	8	(1,908)	—
Total		**133,109**	**23,204**	**27,925**	**111,622**	**2,213**	**248**	**(30,015)**	**(2,088)**

*Fair Value Determination is preliminary and subject to change

2024**:**

Entity	Date Acquired	Total Purchase Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other	Right of Use Liabilities	Notes payable and other liabilities
Antelope Valley Outpatient Imaging	2/1/2024	3,530	2,793	563	687	50	—	(563)	—
Grossman Imaging Center of CMH, LLC	3/31/2024	10,343	1,717	6,304	8,500	280	56	(6,514)	—
Providence Health System - Southern California	3/31/2024	7,369	1,378	3,441	5,991	—	—	(3,441)	—
Houston Medical Imaging, LLC	4/1/2024	22,703	15,826	7,929	11,584	1,660	90	(8,089)	(6,297)
U.S. Imaging, Inc.	6/1/2024	4,200	4,025	5,597	—	175	—	(5,597)	—
Global Imaging LLP	9/1/2024	2,900	1,266	—	1,584	50	—	—	—
Stanislaus Surgical Hospital, LLC	9/16/2024	3,000	503	1,468	2,382	100	15	(1,468)	—
Pink Perception, LLC	10/7/2024	4,000	494	407	3,306	200	—	(407)	—
AV Imaging PLLC	11/1/2024	1,000	287	—	663	50	—	—	—
Total		$ 59,045	$ 28,289	$ 25,709	$ 34,697	$ 2,565	$ 161	$ (26,079)	$ (6,297)

Digital Health Segment

See-Mode Technologies

On June 2, 2025, through our wholly owned subsidiary DH AI International Holdings, B.V, we acquired all of the equity interest in See-Mode Technologies ("See-Mode"), a medical technology company focused on using artificial intelligence to enhance ultrasound-based diagnostics.

See-Mode's operations are included in our Digital Health segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately of $28.9 million, including: (i) cash of $17.9 million, (ii) a holdback of $2.0 million cash to be released 18 months after acquisition, and (iii) contingent consideration with a fair value of $9.0 million related to three performance milestones payable 50% in cash and 50% in shares of our common stock. We recorded $0.2 million in other net assets, $5.5 million in developed technology, $5.4 million in IPR&D, $20.0 million in goodwill, and $2.2 million in deferred tax liabilities in connection with this transaction.

In performing the purchase price allocation, we considered, among other factors, the intended future use of the acquired assets, the historical financial performance, and estimates of the future performance of the See-Mode business.

iCAD, Inc.

On July 17, 2025, we completed the acquisition of all of the outstanding equity interests of iCAD, Inc. ("iCAD"), a global leader in AI-powered breast health solutions. The acquisition integrates iCAD's commercial, technology, and regulatory capabilities with those of DeepHealth, our wholly owned subsidiary within the Digital Health segment. The transaction strengthens DeepHealth's position as an industry leader in AI-enabled breast cancer image interpretation and workflow optimization and expands its global market reach.

The transaction was accounted for as the acquisition of a business and was completed through an all-stock exchange, with total purchase consideration of approximately $110.7 million based on the fair value of our common stock issued to iCAD shareholders and the fair value of our options issued in exchange for outstanding iCAD options.

We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which resulted in the recognition of goodwill of approximately $36.6 million, primarily reflecting expected synergies from integrating iCAD's technology portfolio, established customer relationships, and assembled workforce. In addition, we recorded identifiable intangible assets related to backlog, developed technology, customer relationships, and trade name totaling approximately $38.3 million, consisting of $1.8 million, $0.7 million, $6.8 million, and $29.0 million, respectively, deferred tax asset, net of $20.6 million, Cash, deposits and others of $14.2 million, and property and equipment of $1.1 million.

In connection with the iCAD acquisition, the Company identified and measured the fair values of acquired intangible assets, including backlog, trade names, developed technology, in-process research and development ("IPR&D"), and customer relationships. The valuations were performed using the income approach, consistent with market participant assumptions. The income approach incorporated assumptions such as projected revenues, estimated customer attrition, royalty rates, and discount rates reflecting market participant expectations. IPR&D projects were determined to have no material fair value as of the acquisition date. The identified intangible assets were assigned estimated useful lives as follows: backlog — approximately 4 years; trade names — approximately 1 year; developed technology — approximately 7 years; and customer relationships — approximately 15 years.

In performing the purchase price allocation, we considered, among other factors, the intended future use of the acquired assets, the historical financial performance, and the expected future contributions of the iCAD business. As of December 31, 2025, the valuation of assets acquired and liabilities assumed is preliminary and subject to change, primarily with respect to the valuation of deferred taxes. The fair value determination will be updated as additional information becomes available during the measurement period.

CIMAR UK Limited

On November 10, 2025, the Company completed the acquisition of all outstanding shares of CIMAR (UK) Limited ("CIMAR"), a United Kingdom–based provider of medical image storage and cloud-based PACS solutions. The acquisition was accounted for as a business combination.

The total purchase consideration was approximately $37.0 million, consisting of $13.2 million in cash, $14.8 million in RadNet common stock issued after year end, a holdback of $3.2 million, and contingent consideration with a fair value of approximately $5.8 million as of the acquisition date, payable upon the achievement of specified recurring revenue targets.

The purchase consideration was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values, resulting in the recognition of goodwill of approximately $20.1 million, which is primarily attributable to expected synergies from integrating CIMAR's technology and operations with the Company's Digital Health platform.

Identifiable intangible assets recognized totaled approximately $22.3 million, consisting primarily of customer relationships of approximately $19.7 million, National Health Service ("NHS") and International Organization for Standardization ("ISO") certifications of approximately $2.2 million, and trade names of approximately $0.5 million. In addition, the Company recorded current net liabilities of approximately $0.3 million. The Company also recognized deferred tax liabilities of approximately $5.7 million in connection with the acquisition..

The identifiable intangible assets were valued using income- and cost-based valuation methodologies in accordance with ASC 805. Customer relationships were valued using the multi-period excess earnings method, which considers projected revenues, customer attrition, contributory asset charges, and a market-based discount rate. Trade names were valued using the relief-from-royalty method, based on projected revenues, an estimated royalty rate, and a market-based discount rate. NHS and ISO certifications were valued using a cost approach based on estimated replacement cost. The estimated useful lives are approximately 21 years for customer relationships, 4 years for trade names, and 1 years for certifications.

As of December 31, 2025, the purchase price allocation is preliminary and subject to change during the measurement period, primarily related to refinements in the valuation of intangible assets, contingent consideration, deferred taxes, and other customary purchase accounting adjustments.

Kheiron Medical Technologies LTD

On October 14, 2024, we acquired all of the equity interest in Kheiron Medical Technologies LTD ("Kheiron"), which uses deep learning AI to help radiologists detect breast cancer.

Kheiron's operations are included in our Digital Health segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately $2.3 million, including: i) cash of $0.4 million, ii) cash holdback of $0.5 million to be issued 18 months after acquisition, (iii) acquisition costs incurred by the seller of $0.4 million, and (iv) a settlement of a loan from RadNet of $1.0 million. We recorded $1.2 million in current assets, $2.6 million of IPR&D in intangible assets, and $1.5 million in current liabilities in connection with this transaction.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Kheiron business.

Formation of majority owned subsidiaries

Tri Valley Imaging Group, LLC. On February 23, 2024, we formed Tri Valley Imaging Group, LLC ("TVIG"), a partnership with Providence Health System - Southern California ("PHS"). The operation offers multi-modality services out of seven locations in Southern California. On March 29, 2024, we contributed the operations of four centers to the enterprise and PHS contributed a business comprising of three centers, including $1.4 million of fixed assets and $6.0 million in goodwill. Simultaneously, PHS purchased from us an additional economic interest in TVIG for cash payment of $9.6 million. As a result of the transaction, we recognized a gain of $7.9 million to additional paid in capital and retained a 52% controlling economic interest in TVIG and PHS retained a $7.8 million or 48% noncontrolling economic interest in TVIG.

Ventura County Imaging Group. On March 31, 2024, Community Memorial Health System purchased an economic interest of Ventura County Imaging Group ("VGIC") for a consideration of $5.1 million. As a result of the transaction, we retained 47.5% controlling economic interest in VGIC.

Pacific Diagnostic Imaging Group, LLC. On March 21, 2025, we formed Pacific Diagnostic Imaging Group, LLC ("PDRG"), a Delaware limited liability company. On April 1, 2025, we entered into a partnership with Tri-City Healthcare District ("Tri-City") by selling a 20% membership interest in PDRG for cash consideration of $337,500. We retained an 80% controlling interest in PDRG. The joint venture operates outpatient imaging centers in Southern California. The transaction did not result in a change of control, and no gain or loss was recognized.

Joint venture investment contributions

Santa Monica Imaging Group, LLC

On April 1, 2017, we formed in conjunction with Cedars-Sinai Medical Center the Santa Monica Imaging Group, LLC ("SMIG"), consisting of two multi-modality imaging centers located in Santa Monica, California with RadNet holding a 40% economic interest and Cedars-Sinai Medical Center holding a 60% economic interest. We account for our share of the venture under the equity method. On January 1, 2019, Cedars-Sinai Medical Center purchased an additional 5% economic interest in SMIG from us and, as a result, our economic interest in SMIG was reduced to 35%.

On September 1, 2023, we contributed an additional multi-modality imaging center and a newly constructed imaging center located in Beverly Hills, California valued at $27.2 million and purchased an additional economic interest in SMIG for cash payment of $11.3 million. Simultaneously, Cedars-Sinai Medical Center contributed five additional multi-modality imaging centers located in Santa Monica, California. As a result of the transaction, our economic interest in SMIG increased to 49%. We recorded a gain of $16.8 million, within gain on contribution of imaging centers into joint venture in our consolidated statement of operations representing the difference between the fair value and carrying value of the business contributed.

Arizona Diagnostic Radiology Group

During the years ended December 31, 2025 and 2024, we made additional equity contributions of $20.5 million and $1.4 million, respectively, to Arizona Diagnostic Radiology Group ("ADRG", our joint venture with Dignity Health).

On June 12, 2025, we executed a $17.0 million promissory note with Dignity Health, a related party and joint venture member of ADRG. Monthly principal payments of $0.9 million began July 1, 2025, with interest accruing at the Wall Street Journal Prime Rate plus 2%. Future distributions from ADRG to Dignity will be applied to the note balance until fully repaid. The note is expected to mature on December 1, 2026. As of December 31, 2025, we recorded the note balance of $11.4 million in Due from Affiliates on our Consolidated Balance Sheet.

On November 1, 2022 we contributed eight of our imaging centers to ADRG for $12.7 million and recorded a loss of $0.5 million which was calculated as the difference between the transaction price and carrying value of such imaging centers which included equipment and other assets and an allocation of goodwill to such imaging centers. We recorded $4.5 million of the transaction price as an offset due to affiliates while the remaining $8.3 million was recorded as investment in joint venture on our balance sheet. We accounted for the transaction as an adjustment to our equity investment for the value of the assets contributed. To maintain our 49% economic interest in ADRG, we received a distribution from the partnership of $4.5 million to reduce our overall investment to $8.3 million.

Results of Operations

The following table sets forth, for the periods indicated, the percentage that certain line items within the consolidated statements of operations bear to net revenue for the years 2025, 2024, and 2023.

| | Years Ended December 31, | | |
	2025	2024	2023
REVENUE			
Service fee revenue	93.8 %	92.5 %	90.5 %
Revenue under capitation arrangements	6.2 %	7.5 %	9.5 %
Total service revenue	100.0 %	100.0 %	100.0 %
OPERATING EXPENSES			
Cost of operations, excluding depreciation and amortization	88.5 %	86.4 %	86.3 %
Lease abandonment charges	0.4 %	0.1 %	0.3 %
Depreciation and amortization	7.5 %	7.5 %	7.9 %
Gain on contribution of imaging centers into joint venture	— %	— %	(1.0)%
Loss on sale and disposal of equipment	0.5 %	0.1 %	0.1 %
Severance costs	0.2 %	0.1 %	0.2 %
Total operating expenses	97.0 %	94.3 %	93.9 %
INCOME FROM OPERATIONS	3.0 %	5.7 %	6.1 %
OTHER INCOME AND EXPENSES			
Interest expense	3.4 %	4.4 %	4.0 %
Equity in earnings of joint ventures	(0.7)%	(0.8)%	(0.4)%
Non-cash change in fair value of interest rate swaps	0.3 %	0.4 %	0.5 %
Debt restructuring and extinguishment expenses	— %	0.6 %	— %
Other income	(1.6)%	(1.4)%	(0.4)%
Total other expenses	1.5 %	3.3 %	3.8 %
INCOME BEFORE INCOME TAXES	1.6 %	2.5 %	2.4 %
Provision for income taxes	(0.7)%	(0.3)%	(0.5)%
NET INCOME	0.8 %	2.0 %	1.8 %
Net income attributable to noncontrolling interest	1.7 %	2.0 %	1.7 %
NET (LOSS) INCOME ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	(0.9)%	0.2 %	0.1 %

Result Summary

The following table summarizes our consolidated revenue by segments:

In Thousands	Years Ended December 31,		
	2025	**2024**	**2023**
Operating Revenue			
Imaging Center	$ 1,988,193	$ 1,792,319	$ 1,415,513
Digital Health	92,691	65,706	38,058
Intersegment eliminations	(40,674)	(28,361)	(23,510)
Total service revenue	$ 2,040,210	$ 1,829,664	$ 1,430,061

Imaging Center Segment

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Total Revenue

In Thousands	Years Ended December 31,			
	2025	**2024**	$ Increase/ (Decrease)	% Change
Total Revenue	$1,988,193	$1,792,319	$195,874	10.9%

Our 10.9% increase in Imaging Center revenue compared to the same period last year was driven by higher fees per imaging procedure and increased procedure volumes. This is a function of procedural volume growth at our consolidated centers. This growth reflects both organic increases at existing centers and incremental volumes from centers acquired since the prior-year period.

The increase in revenue was largely attributable to the procedural volume growth, increased reimbursement from commercial and capitated payors and favorable changes in product mix, as advanced imaging represented a greater proportion of total procedures. A significant contributor to this shift was the increase in PET CT procedures related to prostate cancer and Alzheimer's-related studies, which are included within advanced modality imaging procedures.

Operating Expenses

Total Imaging Center operating expenses for the year ended December 31, 2025 increased approximately $221.1 million, or 13.2%, from $1.67 billion for the year ended December 31, 2024 to $1.89 billion for the year ended December 31, 2025, primarily due to increase in procedures volumes. The following table sets forth our cost of operations and total operating expenses for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,	
	2025	**2024**
Salaries and professional reading fees, excluding stock-based compensation	$ 1,083,550	$ 984,280
Stock-based compensation	44,674	26,863
Building and equipment rental	127,798	121,514
Medical supplies	126,126	103,189
Other operating expenses*	355,225	303,952
Cost of operations	1,737,373	1,539,798
Depreciation and amortization	136,297	127,142
Lease abandonment charges	8,563	2,478
Loss on sale and disposal of equipment	9,821	2,257
Severance costs	1,797	1,095
Total operating expenses	$ 1,893,851	$ 1,672,770

*Includes billing fees, office supplies, repairs and maintenance, insurance, business tax and license, outside services, telecommunications, utilities, marketing, travel and other expenses.

Salaries and professional reading fees, excluding stock-based compensation and severance

In Thousands	Years Ended December 31,			
	2025	**2024**	$ Increase/ (Decrease)	% Change
Salaries	$ 775,640	$ 711,054	$ 64,586	9.1%
Professional Fees	307,910	273,226	34,684	12.7%
Salaries and Professional Fees	$ 1,083,550	$ 984,280	99,270	10.1%

In response to higher procedure volumes, we increased staffing levels across clinical, administrative, and technical functions to support the influx of patients. This included permanent headcount growth as well as a significant number of temporary hires to keep our centers operating smoothly during the first quarter of 2025. Compensation-related expenses were further impacted by increased 401K match contributions and more vacation and paid time off taken during the period. We also continued to experience wage inflation across the board, driven by a competitive labor market and the October 2024 increase in California's minimum wage for healthcare workers. Additionally, higher workers' compensation insurance premiums contributed to the overall rise in staffing costs.

Stock-based compensation

Stock-based compensation increased $17.8 million, or 66.3%, to approximately $44.7 million for the year ended December 31, 2025 compared to $26.9 million for the year ended December 31, 2024. The increase is primarily due to a greater number of shares granted and higher grant-date fair values compared to prior-year period.

Building and equipment rental

In Thousands		Years Ended December 31,		
	2025	2024	$ Increase/ (Decrease)	% Change
Building rent and common area maintenance	$ 125,459	$ 118,467	$ 6,992	5.9%
Equipment Rental	2,340	3,047	(707)	(23.2)%
Building & Equipment Rental	$127,798	$121,514	6,284	5.2%

Building and equipment rental expense increased primarily as a result of additional centers from openings and acquisitions. Equipment lease expense represents an immaterial portion of total rental expense.

Medical supplies

In Thousands	Years Ended December 31,			
	2025	2024	$ Increase/ (Decrease)	% Change
Medical Supplies Expense	$126,126	$103,189	$22,937	22.2%

Consistent with the shift in our procedural mix toward more advanced imaging, medical supplies expense increased at a higher rate than revenue growth. The growth in PET/CT procedures, particularly for prostate cancer and suspected Alzheimer's studies, drove higher utilization of high-cost isotope tracers, contributing to the increase. In addition, price increases for these tracers further elevated medical supplies expense compared to the prior year.

Other operating expenses

In Thousands	Years Ended December 31,			
	2025	2024	$ Increase/ (Decrease)	% Change
Other Operating Expenses	$355,225	$303,952	$51,273	16.9%

Other operating expenses, which include outside services, software licensing fees, repair and maintenance, and utilities, have increased $51.3 million, or 16.9%, to approximately $314.6 million for the year ended December 31, 2025 compared to $275.6 million for the year ended December 31, 2024. The increase was primarily attributable to higher professional fees associated with acquisition activity, increased contractor services, and higher equipment and maintenance costs. In addition, certain increases relate to intersegment software licensing fees from the Digital Health segment, which are eliminated in consolidation and therefore impact segment operating results but not consolidated operating income.

Additional segment operating and non-operating expenses:

In Thousands	Years Ended December 31,			
	2025	2024	$ Increase/ (Decrease)	% Change
Depreciation and Amortization	$136,297	$127,142	$9,155	7.2%
Loss on disposal of equipment and other	$9,821	$2,257	$7,564	335.1%
Other income	($32,066)	($30,336)	($1,730)	5.7%
Debt restructuring and extinguishment expenses	$—	$11,292	($11,292)	(100.0)%
Severance	$1,797	$1,095	$702	64.1%

The increase in depreciation expense was due to higher depreciable asset base, mainly driven by our expanded locations.

The increase in loss on disposal of equipment was primarily driven by a higher volume of fixed asset disposals during the period. These disposals reflect a strategic initiative to replace legacy imaging units with newer AI-enabled and other advanced technologies intended to enhance operational efficiency, clinical capabilities, and long-term productivity.

Other income primarily consists of interest income earned on our cash and cash equivalents.

Lease abandonment charges

In Thousands	Years Ended December 31,			
	2025	**2024**	$ Increase/ (Decrease)	% Change
Lease abandonment charges	$8,563	2,478	$6,085	246 %

We closely monitor patient levels at our imaging centers and occasionally divest or shut down centers to maximize utilization rates. We may abandon low utilization leases and divert the patients to nearby centers.

During year ended 2025, we experienced lower utilization at seven imaging centers. As a result, we abandoned the leases related to these locations at the end of 2025 and diverted the patients to our other sites in the area. We recorded a charge of approximately $8.6 million in December 2025 related to lease facilities abandonment. The lease abandonment charges include the impairment of associated right-of-use assets of $6.7 million and write off of related leasehold improvements of approximately $1.9 million.

Digital Health Segment

Our Digital Health segment develops and deploys clinical applications to enhance interpretation of medical images and improve patient outcomes with a current emphasis on breast, prostate, and lung cancer diagnostics. The breakdown of revenue and expenses of the segment for the years ended December 31, 2025 and 2024 are as follows:

In Thousands	Years Ended December 31,		
	2025	**2024**	**$ change**
Revenue	$ 92,691	$ 65,706	$ 26,985
Salaries and Wages	45,207	26,569	18,638
Stock Compensation	9,927	2,971	6,956
Other operating	32,683	24,578	8,105
Non-Capitalized R&D - DeepHealth Cloud OS & Generative AI	20,155	14,995	5,160
Depreciation & Amort.	15,831	10,696	5,135
Other operating (gain) loss	(163)	19	(182)
Severance	1,348	807	541
Total operating expenses	124,988	80,635	44,353
Loss from operations	(32,297)	(14,929)	(17,368)

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

For the year ended December 31, 2025, Digital Health segment revenues increased $27.0 million or 41.1%, to $92.7 million, compared to $65.7 million for the year ended December 31, 2024. The growth was primarily driven by a 64.9% increase in AI-related revenue and a 29.0% increase in Enterprise Imaging revenue.

External revenue represented 55.3% of total segment revenue for 2025. During the year, the segment's customer base expanded from 486 to 2,075, and procedure volumes increased from 19.1 million to 24.1 million, primarily reflecting the addition of iCAD.

Annual Recurring Revenue or ARR, at the end of 2025 was $75 million. The Company defines Annual Recurring Revenue ("ARR") as a key subscription economy metric representing the predictable, normalized annualized value of contracted recurring revenue generated from customers from active customer contracts. ARR includes subscription fees, recurring support fees, and contracted usage charges and excludes one-time, non-recurring fees such as, implementation, hardware sales, professional services, consulting and one-off training. ARR is a non-GAAP measure and does not represent GAAP revenue recognized over time.

For the year ended December 31, 2025, results reflect steady organic growth prior to the acquisition and a sharp acceleration in the third quarter following the inclusion of iCAD, highlighting that recent performance was driven primarily by external expansion rather than internal volume increases.

Segment operating expenses increased year over year due to the addition of new costs resulting from acquisitions (iCAD, SeeMode, and CIMAR); investments in the personnel, increased stock-based compensation commensurate with the growing organization, and higher non-capitalized R&D costs, reflecting continued investment in scaling our platforms for broader deployment. We expect the segment to continue operating at a net loss in the near term as integration of iCAD, Inc., See-Mode Technologies, and CIMAR UK progresses.

Consolidated

Interest expense

In Thousands	Years Ended December 31,			
Interest Expense	**2025**	**2024**	$ Increase/ (Decrease)	% Change
Total Interest Expense	$69,913	$79,849	($9,936)	(12.4)%
Interest related to derivatives*	5,004	762		
Interest related to amortization**	(3,014)	(2,276)		
Adjusted Interest Expense***	$71,903	$78,335	$(6,433)	(8.2)%

*Includes payments from 2019 swaps, inclusive of amortization of other comprehensive income

**Includes noncash amortization of deferred loan costs and discount on issuance of debt

***Includes interest related to our term loans, revolving credit line, notes, and other

The decrease in interest expense was primarily due to the repricing transaction of our Barclays Revolving Credit Facility (as defined in the notes to our consolidated financial statements) in the fourth quarter of 2024, which resulted in lower interest rates compared to the same period in the prior year. This benefit was partially offset by the $100.0 million of incremental term loan borrowings under our existing Barclays Revolving Credit Facility in the second quarter of 2025. See Note 8, Credit Facilities and Notes Payable, included in the notes to our consolidated financial statements.

During the year ended December 31, 2025, interest rates were above the arranged rates in our 2019 Swaps for most of the year and we received $7.9 million in cash payments from our 2019 swap counterparties, which were reported as a component of interest expense. Also, the 2019 Swaps for $100 million of notional value matured in October 2023, and were not in effect in 2024. See the Derivative Instruments section of Note 2, Summary of Significant Accounting Policies, in the notes accompanying the consolidated financial statements included in this report and Item 7A — "Quantitative and Qualitative Disclosure About Market Risk" below for more details on our derivative transactions.

Non-cash change in fair value of interest rate hedge

In 2020, we determined that the cash flows from the 2019 swaps did not match the cash flows of our Barclays Term Loan and were therefore ineffective as cash flow hedges. Since that time, in accordance with accounting guidelines, all changes in fair value are being recognized in other income and expense.

The fair value of the 2019 swaps as of December 31, 2025 was a net asset of $0.0 million compared to a net asset of $7.1 million as of December 31, 2024, resulting in a loss $7.1 million during the year ended December 31, 2025. The decrease in fair value was primarily attributable to the expiration of the 2019 swaps during 2025, which reduced the remaining contractual term to zero.

Equity in earnings from unconsolidated joint ventures

For the year ended December 31, 2025 we recognized equity in earnings from unconsolidated joint ventures of $14.9 million versus $14.5 million for the year ended December 31, 2024, an increase of $0.4 million or 2.8%.

Net income attributable to noncontrolling interests

As of December 31, 2025, our consolidated subsidiaries operated 368 imaging centers of which 101 were not wholly-owned and thus a portion of their operating results were attributable to noncontrolling interests. At December 31, 2024, our consolidated subsidiaries included 345 centers of which 100 were not wholly-owned. As noncontrolling interests only represent a portion of our imaging center business, and excludes our Digital Health segment which generated losses of $30.3 million in 2025, we do not expect changes in net income attributable to noncontrolling interests to correlate with changes in consolidated operating income or pretax income.

For the year ended December 31, 2025, we recognized net income attributable to noncontrolling interests of $35.7 million versus $36.0 million for the year ended December 31, 2024, a decrease of $0.3 million.

Non-GAAP Financial Measures

We use both GAAP and non-GAAP metrics to measure our financial results. We believe that, in addition to GAAP metrics, non-GAAP metrics such as Adjusted EBITDA assist us in measuring our core operations from period to period.

Adjusted EBITDA

Our Adjusted EBITDA metric removes non-cash and non-recurring charges that occur in the affected period and provides a basis for measuring the Company's core financial performance against other periods.

We define Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, as adjusted to exclude losses or gains on the disposal of equipment, other income or loss, loss on debt extinguishment, bargain purchase gains, loss on de-consolidation of joint ventures, gain on contribution of imaging centers into joint ventures, and non-cash equity compensation. Adjusted EBITDA includes equity earnings in unconsolidated operations and subtracts allocations of earnings to non-controlling interests in subsidiaries, and is adjusted for non-cash or one-time events that take place during the period.

Adjusted EBITDA is a non-GAAP financial measure used as an analytical indicator by us and the healthcare industry to assess business performance. Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and Adjusted EBITDA should not be considered in isolation or as alternatives to net income, or other financial statement data presented in the consolidated financial statements as an indicator of financial performance. Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation and this metric, as presented, may not be comparable to other similarly titled measures of other companies.

The following is a reconciliation of the nearest comparable GAAP financial measure, net income, to Adjusted EBITDA for the years ended December 31, 2025, 2024, and 2023, respectively (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Net (Loss) Income Attributable To Radnet, Inc. Common Stockholders	$ (18,652)	$ 2,793	$ 3,044
Income taxes	14,862	6,026	8,473
Interest expense	69,913	79,849	64,483
Severance costs	3,145	1,902	3,778
Depreciation and amortization	152,127	137,838	128,391
Non-cash employee stock-based compensation	54,601	29,833	26,785
Loss on sale and disposal of equipment and other	9,658	2,276	2,187
Non-cash change in fair value of interest rate hedge	7,112	8,006	8,185
Other (income) expenses	(32,066)	(24,916)	(6,354)
Non-Capitalized R&D - DeepHealth Cloud OS & Generative AI	20,155	14,995	1,308
Lease abandonment charges	8,563	2,478	5,146
Gain on contribution of imaging centers into joint venture	—	—	(16,808)
Loss on extinguishment of debt and related expenses	—	11,292	—
Non-cash change to contingent consideration	110	1,974	(4,075)
Acquisition related non-cash intangible adjustment	—	—	3,950
Non-operational rent expenses	3,247	4,233	3,629
Acquisition transaction costs	7,446	880	222
Adjusted EBITDA - Radnet, Inc.	**$300,221**	**$279,459**	**$232,344**
NOTE			
Adjusted EBITDA - Imaging Center Segment	284,710	264,901	225,846
Adjusted EBITDA - Digital Health Segment	$ 15,511	$ 14,558	$ 6,498

The following table is a reconciliation of GAAP net income for our Digital Health Segment to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023 respectively.

	Year Ended December 31,		
	2025	**2024**	**2023**
Segment net loss	$ (30,299)	$ (19,925)	$ (5,154)
Stock Compensation	9,927	2,971	2,211
Depreciation & Amortization	15,831	10,696	8,250
Other operating loss	(163)	19	(4)
Other income	—	5,419	4,537
Severance	1,348	807	1,805
Income taxes	(2,011)	(424)	(1,906)
Non-Capitalized R&D - DeepHealth Cloud OS & Generative AI	20,155	14,995	—
Non-cash change to contingent consideration	710	—	(7,191)
Acquisition related to non-cash intangible adjustment	—	—	3,950
Adjusted EBITDA - Digital Health Segment	**$ 15,511**	**$ 14,558**	**$ 6,498**

Liquidity and Capital Resources

The cash we generate from our core operations enables us to fund ongoing operations, our research and development for new products and technologies including our investment in AI, and acquisition or expansion of imaging centers. We expect to continue to generate positive cash flows from operations for the foreseeable future. In March 2024, we closed on a public offering of our common stock raising net proceeds, after deducting underwriting discounts, commissions, and expenses, of $230.2 million. Accordingly, we believe that our current sources of funds will provide us with adequate liquidity during the 12-month period following December 31, 2025, as well as in the long-term.

The following table summarizes key balance sheet data as of December 31, 2025 and December 31, 2024 and income statement data for the years ended December 31, 2025, 2024 and 2023 (in thousands):

Balance Sheet Data as of December 31,	2025	2024
Cash and cash equivalents	$ 767,215	$ 740,020
Accounts receivable	200,317	185,821
Working capital (exclusive of current operating lease liability)	507,298	596,158
Stockholders' equity	1,355,886	1,133,410

Income Statement data for the years ended December 31,	2025	2024	2023
Total revenue	$ 2,040,210	$ 1,829,664	$ 1,616,630
Net (loss) income attributable to RadNet, Inc. common stockholders	(18,652)	2,793	3,044

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations. In addition to ongoing operations, we invest in the purchase of imaging facilities, the acquisition of equipment, and the acquisition of technology to fund our growth. If economic or global business conditions slowed, we expect that we will be able to adjust the pace of our investment activities.

We continually evaluate our cash needs and may decide it is best to raise additional capital or seek alternative financing sources to fund the rapid growth of our business, including through draw-downs on existing or new debt facilities or financing funds. We expect to fund any future capital requirements primarily with cash flow from operations and borrowings, including borrowing from amounts available under our senior secured credit facilities or through new equity or debt issuances. We and our subsidiaries or affiliates may from time to time, in our sole discretion, purchase, repay, redeem, or retire any of our outstanding debt or equity securities in privately negotiated or open market transactions, by tender offer or otherwise.

Sources and Uses of Cash

The following table summarizes key components of our sources and uses of cash for the years ended December 31, 2025, 2024 and 2023, respectively, in thousands:

Cash Flow Data	2025	2024	2023
Cash provided by operating activities	$ 298,820	$ 233,023	$ 220,863
Cash used in investing activities	(343,865)	(233,070)	(201,470)
Cash provided by financing activities	72,207	397,950	195,635

Cash provided by operating activities for the year ended December 31, 2025 included $308.6 million of net income, adjusted for non-cash items such as depreciation and amortization, non-cash lease expense, stock-based compensation and deferred taxes, offset by a $9.8 million change in assets and liabilities. The $65.8 million increase in cash provided by operating activities for the year ended December 31, 2025 compared to December 31, 2024 was primarily driven by favorable changes in working capital.

Cash used in investing activities for the year ended December 31, 2025 increased from the year ended December 31, 2024 by $110.8 million. Purchases of imaging centers and other acquisitions during the period was $133.4 million, a $89.8 million increase from the prior period. Cash payments for capital expenditures on property and equipment during the period was $213.3 million, a $25.2 million increase from the prior period.

Cash provided by financing activities for the year ended December 31, 2025 decreased by $325.7 million compared to the year ended December 31, 2024. Financing activity in 2024 included a public equity offering that generated $218.4 million in net proceeds and a refinancing of the Barclays Revolving Credit Facility that resulted in an additional $167.9 million of cash. In 2025, financing activity primarily consisted of a $100.0 million incremental term loan under the Barclays Credit Agreement, partially offset by repayment of term loans, notes, and lease payables of $27.8 million.

Based on current operating performance, cash on hand and available borrowing capacity, management believes the Company has sufficient liquidity to meet its short-term working capital needs and contractual obligations.

Over the long term, the Company expects to fund operations, capital expenditures and acquisitions through a combination of cash generated from operations, available credit facilities and access to capital markets, as appropriate.

Senior Credit Facilities:

We maintain secured credit facilities with Barclays Bank PLC and Truist Bank.

On April 18, 2024, we refinanced our Barclays Credit Facility, replacing the prior facility with an $875.0 million term loan and a $282.0 million revolving credit facility. The refinance transaction reduced our interest rates on the Barclays Term Loan and Revolving Credit Facility and extended the maturity date for the term loan to April 18, 2031, and for the revolving credit facility to April 18, 2029. The new term loan calls for quarterly principal payments of $2.2 million, compared to $1.8 million under the prior credit facility.

Included in our consolidated balance sheet at December 31, 2025 are $1,072.6 million of total term loan debt (net of unamortized discounts of $12.2 million) displayed below in thousands:

	Face Value	Discount	Total Carrying Value
Barclays Term Loans	$ 961,119	$ (11,759)	$ 949,360
Truist Term Loan	123,750	(462)	123,288
Total Term Loans	$ 1,084,869	$ (12,221)	$ 1,072,648

We had no outstanding balance under our $282.0 million Barclays Revolving Credit Facility as of December 31, 2025 and had reserved $9.0 million for certain letters of credit. The remaining $273.0 million of our Barclays Revolving Credit Facility was available to draw upon as of December 31, 2025. We also had no balance under our $50.0 million Truist Revolving Credit Facility as of December 31, 2025, and with no letters of credit reserved against the facility, the full amount was available to draw upon. For more information on our secured credit facilities see Note 8, Credit Facilities and Notes Payable, in the notes accompanying our consolidated financial statements in this report.

Contractual Commitments

Our future obligations for notes payable, lines of credit, and equipment and building operating leases for the next five years and thereafter include (dollars in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Notes payable	$ 27,928	$129,447	$ 12,673	$ 10,003	$ 9,758	$ 912,331	$1,102,140
Interest and fees on notes payable	67,908	65,272	70,382	58,743	58,142	18,980	339,427
Operating leases (1)	113,443	112,258	110,435	100,428	97,619	582,128	1,116,310
Total	$209,279	$306,977	$193,490	$169,174	$165,519	$ 1,513,439	$2,557,877

(1) Includes interest component of operating lease obligations.

We have service agreements with various vendors under which they have agreed to be responsible for the maintenance and repair of a majority of our equipment for a fee that is based on the type and age of the equipment. Under these agreements, we are committed to minimum payments of approximately $34.0 million in 2026.

Critical Accounting Policies

The SEC defines critical accounting estimates as those that are both most important to the portrayal of a company's financial condition and results of operations and require management's most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. In Note 2 to our consolidated financial statements in this annual report on Form 10-K, we discuss our significant accounting policies, including those that do not require management to make difficult, subjective, or complex judgments or estimates. The critical areas involving management's judgments and estimates are described below.

USE OF ESTIMATES - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect various matters, including our reported amounts of assets and liabilities in our consolidated balance sheets at the dates of the financial statements, our disclosure of contingent assets and liabilities at the dates of the financial statements, and our reported amounts of revenues and expenses in our consolidated statements of operations during the reporting periods. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could materially differ from these estimates.

REVENUES – Our revenues generally relate to net patient fees that we receive from various payors and patients themselves under contracts in which our performance obligations are to provide diagnostic services to the patients. Revenues are recorded during the period when our obligations to provide diagnostic services are satisfied. Our performance obligations for diagnostic services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payor (Medicare, Medicaid, managed care health plans and commercial insurance companies, including plans offered through the health insurance exchanges) and the transaction prices for the services provided are dependent upon the terms provided by Medicare and Medicaid, or negotiated with managed care health plans and commercial insurance companies. The payment arrangements with third-party payors for the services we provide to the related patients typically specify payments at amounts less than our standard charges and generally provide for payments based upon predetermined rates per diagnostic services or discounted fee-for-service rates. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals.

As it relates to the Group (as defined in Item 1 of this Form 10-K), this service fee revenue includes payments for both the professional medical interpretation revenue recognized by them as well as the payment for all other aspects related to our providing the imaging services, for which we earn management fees. As it relates to other centers, this service fee revenue is earned through providing the use of our diagnostic imaging equipment and the provision of technical services as well as providing administration services such as clerical and administrative personnel, bookkeeping and accounting services, billing and collection, provision of medical and office supplies, secretarial, reception and transcription services, maintenance of medical records, digital health support services, and advertising, marketing, and promotional activities.

Our revenues are based upon the estimated amounts we expect to be entitled to receive from patients and third-party payors. Estimates of contractual allowances under managed care and commercial insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and copayment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). We also record estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts we expect to collect.

Under capitation arrangements with various health plans, we earn a per-enrollee amount each month for making available diagnostic imaging services to all plan enrollees under the capitation arrangement. Revenue under capitation arrangements is recognized in the period in which we are obligated to provide services to plan enrollees under contracts with various health plans.

ACCOUNTS RECEIVABLE – Substantially all of our accounts receivable are due under fee-for-service contracts from third-party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Services are generally provided pursuant to one-year contracts with healthcare providers. We continuously monitor collections from our payors and maintain an allowance for credit losses based upon specific payor collection issues that we have identified and our historical experience.

BUSINESS COMBINATIONS – When the qualifications for business combination accounting treatment are met, it requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Recent Accounting Standards

See Note 3, Recent Accounting Standards, in the notes accompanying the consolidated financial statements included in this report for further information.

Additional Information

Additional information concerning RadNet, Inc., including our consolidated subsidiaries, for each of the years ended December 31, 2025, 2024, and 2023 is included in the consolidated financial statements and notes thereto in this report.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk**

Foreign Currency Exchange Risk. We generate substantially all of our revenues and incur substantially all of our expenses in United States dollars. As a result, our financial results are unlikely to be materially affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets.

We are exposed to foreign exchange risk with respect to revenues and expenses denominated in the Euro, Canadian Dollar, Hungarian Forint and Pound Sterling. We have AI operations in the Netherlands, radiology services in the United Kingdom, and maintain research and development centers in Canada and Hungary. At the present time, we do not have any foreign currency exchange contracts to mitigate this risk. On December 31, 2025, a hypothetical 1% decline in the currency exchange rates between the U.S. dollar against the above-mentioned currencies, would have resulted in an annual increase of approximately $0.4 million in operating expenses.

Interest Rate Sensitivity. We pay interest on various types of debt instruments to our suppliers and lending institutions. The agreements entail either fixed or variable interest rates. Instruments which have fixed rates are mainly leases on radiology equipment. Variable rate interest obligations relate primarily to amounts borrowed under our outstanding credit facilities. Accordingly, our interest expense, and consequently our earnings, are affected by changes in short term interest rates. We purchased the 2019 swaps to mitigate interest rate risk on a portion of our outstanding term loan debt, as described below.

We can elect SOFR or Alternative Base Rate interest rate options on amounts outstanding under the Barclays Term Loan. On December 31, 2025, after giving effect to the $400 million notional amount of our 2019 swaps, we had $561.1 million outstanding subject to a SOFR election on our Barclays Term Loan, at an effective rate plus applicable margin of 6.07%. A hypothetical 1% increase in the SOFR rates under the Barclays Credit Facility would result in an increase of $5.6 million in annual interest expense and a corresponding decrease in income before taxes.

We can elect SOFR or Base Rate interest rate options on amounts outstanding under the Truist Credit Facility. On December 31, 2025, we had $123.7 million outstanding subject to an adjusted SOFR election on our Truist Term Loan. On December 31, 2025, our effective SOFR rate plus applicable margin was 5.27%. A hypothetical 1% increase in the adjusted SOFR rates under the Truist Credit Facility would result in an increase of approximately $1.2 million in annual interest expense and a corresponding decrease in income before taxes.

Item 8. **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RadNet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RadNet, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Accounts Receivable

Description of the Matter

For the year ended December 31, 2025, the Company's accounts receivable was $200.3 million. As discussed in Note 2 to the consolidated financial statements, substantially all of accounts receivable is due under fee-for-service contracts from third-party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. The valuation of accounts receivable is determined based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payors. Estimates of contractual allowances and implicit price concessions associated with third-party payors and any amounts due directly from patients are based upon historical collection experience from such payors. The contractual allowance estimation process is periodically reviewed to consider and incorporate updates to laws and regulations, and contractual terms resulting from contract negotiations and renewals. The estimated implicit price concessions (based primarily on historical collection experience) are related to amounts due directly from patients to record accounts receivable at the estimated amounts the Company expects to collect.

Auditing management's estimates of contractual allowances and implicit price concessions was complex and judgmental due to the significant data inputs and subjective assumptions utilized in determining related amounts.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the valuation of accounts receivable. This included testing controls related to management's review of the methodology, significant assumptions and inputs used in the determination of the estimated amount that would be collected for services rendered during the period. We also tested controls over the current and historical data used by management in determining this estimate, including the completeness and accuracy of the data.

To test the estimated contractual allowances and implicit price concessions, we performed audit procedures that included, among others, assessing methodologies and evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its estimates. We also assessed the historical accuracy of management's estimates as a source of potential corroborative or contrary evidence.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.
Los Angeles, California
March 2, 2026

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	As of December 31,	
	2025	**2024**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 767,215	$ 740,020
Accounts receivable, net	200,317	185,821
Due from affiliates	12,592	41,869
Prepaid expenses and other current assets	52,003	51,542
Total current assets	1,032,127	1,019,252
PROPERTY, EQUIPMENT AND RIGHT-OF-USE ASSETS		
Property and equipment, net	807,702	694,791
Operating lease right-of-use assets	690,250	639,740
Total property, equipment and right-of-use assets	1,497,952	1,334,531
OTHER ASSETS		
Goodwill	907,663	710,663
Other intangible assets	148,508	81,351
Deferred financing costs	1,684	2,265
Investment in joint ventures	130,340	104,057
Deposits and other	40,289	34,571
Total assets	$ 3,758,563	$ 3,286,690
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable, accrued expenses and other	$ 422,029	$ 351,464
Due to affiliates	70,104	43,650
Deferred revenue	7,272	3,288
Current portion of operating lease liability	61,934	56,618
Current portion of notes payable	25,424	24,692
Total current liabilities	586,763	479,712
LONG-TERM LIABILITIES		
Long-term operating lease liability	707,001	655,979
Notes payable, net of current portion	1,064,495	991,574
Deferred tax liability, net	21,903	22,230
Other non-current liabilities	22,515	3,785
Total liabilities	2,402,677	2,153,280
EQUITY		
RadNet, Inc. stockholders' equity:		
Common stock - $.0001 par value, 200,000,000 shares authorized; 77,399,615 and 74,036,993 shares issued and outstanding at December 31, 2025 and 2024 respectively	8	7
Additional paid-in-capital	1,180,434	988,147
Accumulated other comprehensive income (loss)	4,885	(9,061)
Accumulated deficit	(95,437)	(76,785)
Total RadNet, Inc.'s stockholders' equity	1,089,890	902,308
Noncontrolling interests	265,996	231,102
Total equity	1,355,886	1,133,410
Total liabilities and equity	$ 3,758,563	$ 3,286,690

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Years Ended December 31,		
	2025	**2024**	**2023**
REVENUE			
Service fee revenue	$ 1,914,673	$ 1,693,089	1,463,197
Revenue under capitation arrangements	125,537	136,575	153,433
Total service revenue	2,040,210	1,829,664	1,616,630
OPERATING EXPENSES			
Cost of operations, excluding depreciation and amortization	1,804,725	1,580,549	1,395,239
Lease abandonment charges	8,563	2,478	5,146
Depreciation and amortization	152,127	137,838	128,391
Gain on contribution of imaging centers into joint venture	—	—	(16,808)
Loss on sale and disposal of equipment	9,658	2,276	2,187
Severance costs	3,145	1,902	3,778
Total operating expenses	1,978,218	1,725,043	1,517,933
INCOME FROM OPERATIONS	61,992	104,621	98,697
OTHER INCOME AND EXPENSES			
Interest expense	69,913	79,849	64,483
Equity in earnings of joint ventures	(14,876)	(14,472)	(6,427)
Non-cash change in fair value of interest rate swaps	7,112	8,006	8,185
Debt restructuring and extinguishment expenses	—	11,292	—
Other income	(32,066)	(24,916)	(6,354)
Total other expenses, net	30,083	59,759	59,887
INCOME BEFORE INCOME TAXES	31,909	44,862	38,810
Provision for income taxes	(14,862)	(6,026)	(8,473)
NET INCOME	17,047	38,836	30,337
Net income attributable to noncontrolling interest	35,699	36,043	27,293
NET (LOSS) INCOME ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ (18,652)	$ 2,793	$ 3,044
BASIC NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ (0.25)	$ 0.04	$ 0.05
DILUTED NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ (0.25)	$ 0.04	$ 0.05
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	75,189,872	73,037,237	63,580,059
Diluted	75,189,872	74,762,332	64,658,299

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(IN THOUSANDS)

	Years Ended December 31,		
	2025	**2024**	**2023**
NET INCOME	$ 17,047	$ 38,836	$ 30,337
Currency translation adjustments	13,081	(5,929)	4,617
Change in fair value of cash flow hedge from prior periods reclassified to earnings	2,273	9,352	3,576
COMPREHENSIVE INCOME	32,401	42,259	38,530
Less comprehensive income attributable to noncontrolling interests	35,699	36,043	27,293
Less foreign currency translation adjustments	1,408	—	—
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS	$ (4,706)	$ 6,216	$ 11,237

The accompanying notes are an integral part of these financial statements.

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(IN THOUSANDS EXCEPT SHARE DATA)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total RadNet, Inc.'s Equity	Noncontrolling Interests	Total Equity
BALANCE - December 31, 2022	57,723,125	$ 6	$ 436,288	$ (20,677)	$ (82,622)	$ 332,995	$ 158,457	$ 491,452
Issuance of common stock upon exercise of options	12,424	—	142	—	—	142	—	142
Issuance of common stock under the equity compensation plan	1,166,362	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	26,785	—	—	26,785	—	26,785
Issuance of common stock, net of issuance costs	8,711,250	1	245,831	—	—	245,832	—	245,832
Forfeiture of restricted stock	(35,542)	—	—	—	—	—	—	—
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(5,972)	(5,972)
Contributions from noncontrolling interests	—	—	—	—	—	—	2,885	2,885
Sale of economic interests in controlled subsidiary, net of taxes	—	—	2,236	—	—	2,236	—	2,236
Issuance of common stock in connection with acquisitions	378,699	—	11,470	—	—	11,470	—	11,470
Change in cumulative currency translation adjustment	—	—	—	4,617	—	4,617	—	4,617
Change in fair value of cash flow hedge from prior periods reclassified to earnings, net of taxes	—	—	—	3,576	—	3,576	—	3,576
Other	—	—	(2)	—	—	(2)	1	(1)
Net income	—	—	—	—	3,044	3,044	27,293	30,337
BALANCE - December 31, 2023	67,956,318	$ 7	$ 722,750	$ (12,484)	$ (79,578)	$ 630,695	$ 182,664	$ 813,359
Issuance of common stock upon exercise of options	70,793	—	667	—	—	667	—	667
Issuance of common stock under the equity compensation plan	730,189	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	29,986	—	—	29,986	—	29,986
Issuance of common stock, net of issuance costs	5,232,500	—	218,385	—	—	218,385	—	218,385
Forfeiture of restricted stock	(47,826)	—	(153)	—	—	(153)	—	(153)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(4,522)	(4,522)
Sale of economic interests in controlled subsidiary, net of taxes	—	—	11,905	—	—	11,905	16,917	28,822
Issuance of common stock in connection with acquisitions	95,019	—	4,607	—	—	4,607	—	4,607
Change in cumulative currency translation adjustment	—	—	—	(5,929)	—	(5,929)	—	(5,929)
Change in fair value of cash flow hedge from prior periods reclassified to earnings, net of taxes	—	—	—	9,352	—	9,352	—	9,352
Net income	—	—	—	—	2,793	2,793	36,043	38,836
BALANCE - December 31, 2024	74,036,993	$ 7	$ 988,147	$ (9,061)	$ (76,785)	$ 902,308	$ 231,102	$ 1,133,410

Issuance of common stock upon exercise of options	334,780	1	5,449	—	—	5,450	—	5,450
Issuance of common stock under the equity compensation plan	1,101,879	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	54,834	—	—	54,834	—	54,834
Forfeiture of restricted stock	(9,306)	—	(233)	—	—	(233)	—	(233)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(4,602)	(4,602)
Contributions from noncontrolling interests	—	—	—	—	—	—	2,389	2,389
Issuance of common stock in connection with acquisitions	1,935,269	—	132,237	—	—	132,237	—	132,237
Change in cumulative currency translation adjustment	—	—	—	11,673	—	11,673	1,408	13,081
Change in fair value of cash flow hedge from prior periods reclassified to earnings, net of taxes	—	—	—	2,273	—	2,273	—	2,273
Net (loss) income	—	—	—	—	(18,652)	(18,652)	35,699	17,047
BALANCE - December 31, 2025	**77,399,615**	**$ 8**	**$ 1,180,434**	**$ 4,885**	**$ (95,437)**	**$ 1,089,890**	**$ 265,996**	**$ 1,355,886**

The accompanying notes are an integral part of these financial statements.

61

RADNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

| | Years Ended December 31, | | |
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 17,047	$ 38,836	$ 30,337
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	152,127	137,838	128,391
Non-cash lease expense	59,867	60,552	61,102
Equity in earnings of joint ventures, net of dividend	(5,803)	(9,926)	9,176
Amortization of deferred financing costs and loan discount	3,014	3,093	2,987
Loss on sale and disposal of equipment	9,658	2,276	2,187
Loss on extinguishment of debt	—	3,903	—
Gain on contribution of imaging centers into joint venture	—	—	(16,808)
Lease abandonment charges	8,563	2,478	5,146
Amortization of cash flow hedge	2,273	9,352	3,576
Non-cash change in fair value of interest rate swaps	7,112	8,006	8,185
Stock-based compensation	54,601	29,833	26,785
Loss on impairment	—	1,275	3,949
Change in fair value of contingent consideration	111	1,995	(3,880)
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in purchase transactions:			
Accounts receivable	(9,560)	(21,767)	2,650
Other current assets	2,279	(32,790)	(8,441)
Other assets	(5,710)	10,723	(1,484)
Deferred taxes	10,828	6,454	6,056
Operating lease liability	(62,816)	(54,866)	(54,763)
Deferred revenue	2,813	(1,359)	626
Accounts payable, accrued expenses and other	52,416	37,117	15,086
Net cash provided by operating activities	298,820	233,023	220,863
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of imaging facilities and other acquisitions, net of cash acquired	(133,422)	(43,661)	(10,918)
Purchase of property and equipment	(213,251)	(188,070)	(176,600)
Proceeds from sale of equipment	1,288	157	83
Equity contributions in existing and purchase of interest in joint ventures	(4,147)	(1,496)	(14,035)
Collection of notes receivable	5,667	—	—
Net cash used in investing activities	(343,865)	(233,070)	(201,470)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on notes and leases payable	(7,025)	(5,989)	(2,930)
Payments on term loan debt	(20,756)	(692,437)	(41,063)
Proceeds from issuance of debt, net of issuance costs	99,001	863,757	—
Sale of noncontrolling interests	2,389	22,357	5,121
Payments of contingent consideration and holdbacks	(2,249)	(4,268)	(5,495)
Distributions paid to noncontrolling interests	(4,602)	(4,522)	(5,972)
Proceeds from issuance of common stock	—	218,385	245,832

Proceeds from issuance of common stock upon exercise of options		5,449		667	142
Net cash provided by financing activities		72,207		397,950	195,635
EFFECT OF EXCHANGE RATE CHANGES ON CASH		33		(453)	(292)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**27,195**		**397,450**	**214,736**
CASH AND CASH EQUIVALENTS, beginning of period		**740,020**		**342,570**	**127,834**
CASH AND CASH EQUIVALENTS, end of period	**$**	**767,215**	**$**	**740,020**	**$ 342,570**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the period for interest	$	72,266	$	84,601	$ 64,695

The accompanying notes are an integral part of these financial statements.

Supplemental Schedule of Non-Cash Investing and Financing Activities

We acquired equipment and certain leasehold improvements for approximately $91.9 million, $65.6 million, and $67.7 million during the years ended December 31, 2025, 2024 and 2023, respectively, that we had not paid for as of December 31, 2025, 2024 and 2023, respectively. The accrual for such amounts is included in our consolidated balance sheets under accounts payable, accrued expenses and other.

During the year ended 2025, we acquired certain assets from entities engaged in the practice of radiology or related businesses. These acquisitions included holdbacks and other liabilities totaling $36.0 million that we had not paid for as of December 31, 2025. The accrued amounts are reflected in our consolidated balance sheets under accrued expenses and other non-current liabilities.

During the year ended 2025, we recognized equity consideration as non-cash investing activities in connection with certain business acquisitions. The aggregate fair value of the equity consideration recognized, including shares issued and shares to be issued and recorded in additional paid-in capital, was $132.2 million.

During the year ended 2025, we made a deemed contribution to a joint venture of approximately $16.3 million, which resulted in a corresponding decrease in due from affiliates.

On June 12, 2025, we entered into a $17.0 million promissory note with Dignity Health, a related party and joint venture member of Arizona Diagnostic Radiology Group, LLC, which formalized amounts previously recorded as due from affiliates. The issuance of the note was a noncash transaction and resulted in a reclassification of the outstanding balance.

On April 1, 2024, we issued promissory notes in the amount of $6.3 million to acquire radiology equipment previously leased under operating leases, related to the acquisition of Houston Medical Imaging, LLC.

On March 29, 2024, we received $1.4 million in fixed assets, imaging equipment, and $6.0 million in goodwill from our partner in Tri Valley Imaging Group, LLC. See Note 4, Business Combinations and Related Activity.

On March 27, 2024, we issued 95,019 shares of common stock to settle the stock contingent liabilities as part of our purchase of Heart & Lung Imaging Limited. The shares were ascribed a value of $4.6 million.

On January 15, 2024, we issued promissory notes in the amount of $6.9 million to acquire radiology equipment previously leased under operating leases.

On December 12, 2023, we issued 64,569 shares of common stock to settle the stock contingent liabilities as part of our purchase of Heart & Lung Imaging Limited. The shares were ascribed a value of $2.3 million.

On September 20, 2023, we issued 56,600 shares of common stock to settle the stock contingent liabilities as part of our purchase of Heart & Lung Imaging Limited. The shares were ascribed a value of $1.6 million.

On September 1, 2023, we made a contribution of a business with a fair value of $27.2 million to our Santa Monica Imaging Group, LLC joint venture.

On July 7, 2023, we issued 113,303 shares of common stock to settle the stock holdback contingent liabilities as part of our purchase of Quantib B.V.. The shares were ascribed a value of $3.5 million.

On April 13, 2023, we issued 144,227 shares of common stock to settle the general holdback contingent liabilities as part of our purchase of Aidence Holding B.V.. The shares were ascribed a value of $4.0 million.

On February 1, 2023, we issued a promissory note in the amount of $19.8 million to acquire radiology equipment previously leased under operating leases.

NOTE 1 – NATURE OF BUSINESS

We are a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States. At December 31, 2025, we operated directly or indirectly through hospital and health system joint ventures, 418 centers located in Arizona, California, Delaware, Florida, Maryland, Virginia, New Jersey, New York, and Texas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services. Our multi-modality strategy diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures. In addition to our center operations, we have certain other subsidiaries that develop Artificial Intelligence ("AI") products and solutions that are designed to enhance interpretation of radiographic images. Our operations comprise two segments for financial reporting purposes for this reporting period, Imaging Centers and Digital Health. For further financial information about these segments, see Note 5, Segment Reporting.

In the first quarter of 2024, we revised our reportable segments to combine our eRad, Inc. ("eRad") business, which was previously included in the Imaging Center segment, with our former AI segment to form a new Digital Health reportable segment. Prior period amounts were adjusted retrospectively to reflect the change in reportable segments. For further financial information about these segments, see Note 5, Segment Reporting.

In March 2024, we closed on a public offering of 5,232,500 shares of our common stock, including 682,500 shares sold pursuant to the exercise of an underwriter's overallotment option, at a price to the public of $44.00 per share. The gross proceeds as a result of this public offering were $230.2 million before underwriting discounts, commissions, and costs totaling $11.8 million.

In June 2023, we completed a public offering of 8,711,250 shares of our common stock at a price to the public of $29.75 per share. The gross proceeds as a result of this public offering was $259.2 million before underwriting discounts, commissions, and expenses totaling $13.4 million.

The consolidated financial statements include the accounts of RadNet, Inc. as well as its subsidiaries in which RadNet has a controlling financial interest. The consolidated financial statements also include certain variable interest entities in which we are the primary beneficiary (as described in more detail below). All material intercompany transactions and balances have been eliminated upon consolidation. All of these affiliated entities are referred to collectively as "RadNet", "we", "us", "our" or the "Company" in this report.

Accounting regulations stipulate that generally any entity with a) insufficient equity to finance its activities without additional subordinated financial support provided by any parties, or b) equity holders that, as a group, lack the characteristics which evidence a controlling financial interest, is considered a Variable Interest Entity ("VIE"). We consolidate all VIEs in which we are the primary beneficiary and in which we have a variable interest. We determine whether we are the primary beneficiary of a VIE through a qualitative analysis that identifies which variable interest holder has the controlling financial interest in the VIE. The variable interest holder who has both of the following has the controlling financial interest and is the primary beneficiary: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. In performing our analysis, we consider all relevant facts and circumstances, including: the design and activities of the VIE, the terms of the contracts the VIE has entered into, the nature of the VIE's variable interests issued and how they were negotiated with or marketed to potential investors, and which parties participated significantly in the design or redesign of the entity.

VIEs that we consolidate as the primary beneficiary include professional corporations that are owned or controlled by individuals within our senior management and provide professional medical services for centers in Arizona, California, Delaware, Maryland, New Jersey and New York. These VIEs are collectively referred to as the "Consolidated Medical Group". RadNet provides non-medical, technical and administrative services to the Consolidated Medical Group for which it receives a management fee, pursuant to the related management agreements. Through the management agreements we have exclusive authority over all non-medical decision making related to the ongoing business operations and we determine the annual budget. The Consolidated Medical Group has insignificant operating assets and liabilities, and de minimis equity. Substantially all cash flows of the Consolidated Medical Group after expenses, including professional salaries, are transferred to us. We consolidate the revenue and expenses, assets and liabilities of the Consolidated Medical Group. The creditors of the Consolidated Medical Group do not have recourse to our general credit and there are no other arrangements that could expose us to losses on behalf of the Consolidated Medical Group. However, RadNet may be required to provide financial support to cover any operating expenses in excess of operating revenues.

The Consolidated Medical Group on a combined basis recognized $262.8 million, $221.1 million, and $205.6 million of revenue, net of management services fees to RadNet, for the years ended December 31, 2025, 2024, and 2023, respectively and $262.8 million, $221.1 million, and $205.6 million of operating expenses for the years ended December 31, 2025, 2024, and 2023, respectively. RadNet, Inc. recognized $925.0 million, $928.1 million, and $849.4 million of total billed net service fee revenue for the years ended December 31, 2025, 2024, and 2023, respectively, for management services provided to the Consolidated Medical Group relating primarily to the technical portion of billed revenue.

In our consolidated balance sheets at December 31, 2025 and December 31, 2024, we have included approximately $137.5 million and $103.0 million, respectively, of accounts receivable and approximately $34.9 million and $22.7 million of accounts payable and accrued liabilities related to the Consolidated Medical Group, respectively. The cash flows of the Consolidated Medical Group are included in the accompanying consolidated statements of cash flows. All intercompany balances and transactions have been eliminated in consolidation.

At all of our centers not serviced by the Consolidated Medical Group we have entered into long-term contracts with medical groups to provide professional services at those centers, including supervision and interpretation of diagnostic imaging procedures. The medical groups maintain full control over the physicians they employ. Through our management agreements, we make available to the medical groups the imaging centers, including all furniture, fixtures and medical equipment therein. The medical groups are compensated for their services from the professional component of the global net service fee revenue and after deducting management service fees paid to us, we have no economic controlling interest in these medical groups. As such, the financial results of these groups are not consolidated in our financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION – The operating activities of subsidiaries are included in the accompanying consolidated financial statements ("financial statements") from the date of acquisition. Investments in companies in which we have the ability to exercise significant influence, but not control, are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation. As stated in Note 1 above, the Consolidated Medical Group consists of VIEs and we consolidate the operating activities and balance sheets of each.

USE OF ESTIMATES - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect various matters, including our reported amounts of assets and liabilities in our consolidated balance sheets at the dates of the financial statements; our disclosure of contingent assets and liabilities at the dates of the financial statements; and our reported amounts of revenues and expenses in our consolidated statements of operations during the reporting periods. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could materially differ from these estimates.

REVENUES – Our revenues generally relate to net patient fees received from various payors and patients themselves under contracts in which our performance obligations are to provide diagnostic services to the patients. Revenues are recorded during the period when our obligations to provide diagnostic services are satisfied. Our performance obligations for diagnostic services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payor (*e.g.,* Medicare, Medicaid, managed care health plans and commercial insurance companies, including plans offered through the health insurance exchanges) and the fees for the services provided are dependent upon the terms provided by Medicare and Medicaid, or negotiated with managed care health plans and commercial insurance companies. The payment arrangements with third-party payors for the services we provide to the related patients typically specify payments at amounts less than our standard charges and generally provide for payments based upon predetermined rates per diagnostic services or discounted fee-for-service rates. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals.

As it relates to the Consolidated Medical Group, this service fee revenue includes payments for both the professional medical interpretation revenue recognized by the Consolidated Medical Group as well as the payment for all other aspects related to our providing the imaging services, for which we earn management fees. As it relates to other centers, this service fee revenue is earned through providing the use of our diagnostic imaging equipment and the provision of technical services as well as providing administration services such as clerical and administrative personnel, bookkeeping and accounting services, billing and collection, provision of medical and office supplies, secretarial, reception and transcription services, maintenance of medical records, digital health support services and advertising, marketing and promotional activities.

Our service fee revenues are based upon the estimated amounts we expect to be entitled to receive from patients and third-party payors. Estimates of contractual allowances under managed care and commercial insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and co-payment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). We also record estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts we expect to collect.

Under capitation arrangements with various health plans, we earn a per-enrollee amount each month for making available diagnostic imaging services to all plan enrollees under the capitation arrangement. Revenue under capitation arrangements is recognized in the period in which we are obligated to provide services to plan enrollees under contracts with various health plans.

Our total revenues for the years ended December 31, 2025, 2024, and 2023 are presented in the table below. Our patient service revenue is displayed as the estimated service fee, broken down by classification of insurance coverage type, along with revenue generated from our management services and other sources such as software and AI.

In Thousands	2025	2024	2023
Commercial insurance	$ 1,130,114	$ 1,018,327	$ 879,792
Medicare	476,987	410,072	356,506
Medicaid	51,736	44,736	42,302
Workers' compensation/personal injury	44,700	43,666	46,406
Other payors	118,599	104,888	87,675
Management fee revenue	27,516	24,676	17,936
Other revenue	65,021	46,724	32,580
Revenue under capitation arrangements	125,537	136,575	153,433
Total revenue	$ 2,040,210	$ 1,829,664	$ 1,616,630

ACCOUNTS RECEIVABLE – Substantially all of our accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Services are generally provided pursuant to one-year contracts with healthcare providers. We continuously monitor collections from our payors and maintain an allowance for credit losses based upon specific payor collection issues that we have identified and our historical experience.

We have entered into factoring agreements with various institutions and sold certain accounts receivable under non-recourse agreements in exchange for notes receivables from the buyers. These transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. Proceeds on factoring agreements are reflected as operating activities on our statement of cash flows and on our balance sheet as prepaid expenses and other current assets for the current portion and deposits and other for the long-term portion. Amounts remaining to be collected on these agreements were $3.5 million and $4.2 million at December 31, 2025 and 2024, respectively. We do not utilize factoring arrangements as an integral part of our financing for working capital and assess the party's ability to pay upfront at the inception of the notes receivable and subsequently by reviewing their financial statements annually and reassessing any insolvency risk on a periodic basis.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES - Accounts payable and accrued expenses were comprised of the following (in thousands):

	December 31,	
	2025	**2024**
Accounts payable	$ 153,234	$ 96,450
Accrued expenses	154,991	153,252
Accrued salary and benefits	74,009	68,242
Accrued professional fees	39,795	33,520
Total	$ 422,029	$ 351,464

SOFTWARE REVENUE RECOGNITION – We have developed and sell Picture Archiving Communications Systems ("PACS") and related services. The PACS sales are made primarily through our sales force and generally include hardware, software, installation, training and first-year warranty support. Hardware, which is not unique or special purpose, is purchased from a third-party and resold to customers with a small mark-up.

We have determined that our core software products, such as PACS, are essential to most of our arrangements as hardware, software and related services are sold as an integrated package. Revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a customer.

For the years ended December 31, 2025, 2024, and 2023, we recorded approximately $39.3 million, $27.8 million, and $20.2 million, respectively, in revenue related to our software business which is included in service fee revenue in our consolidated statements of operations. At December 31, 2025 we had deferred revenue of approximately $0.8 million associated with these sales which we expect to recognize into revenue over the next 12 months.

SOFTWARE DEVELOPMENT COSTS – When we develop our own software and artificial intelligence solutions we capitalize and amortize those costs over their useful life of 1 to 12 years. Costs related to the research and development of new software products and enhancements to existing software intended for resale to our customers are expensed as incurred.

CONCENTRATION OF CREDIT RISKS – Financial instruments that potentially subject us to credit risk are primarily cash equivalents and accounts receivable. We have placed our cash and cash equivalents with one major financial institution. The cash in the financial institution is in excess of the amount insured by the Federal Deposit Insurance Corporation, or FDIC. Substantially all of our accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. We continuously monitor collections and maintain an allowance for credit losses based upon our historical collection experience. In addition, we have notes receivable stemming from our factoring of accounts receivable as stated above.

CASH AND CASH EQUIVALENTS – We consider all highly liquid investments that mature in three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents approximates the fair market value.

DEFERRED FINANCING COSTS – Costs of financing are deferred and amortized using the effective interest rate method. Deferred financing costs are related to our revolving credit facilities. Deferred financing costs, net of accumulated amortization, were $1.7 million and $2.3 million as of December 31, 2025 and 2024, respectively. See Note 8, Credit Facilities and Notes Payable for more information on our revolving lines of credit.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their estimated useful lives, which range from 3 to 15 years. Leasehold improvements are amortized at the lesser of the lease term or their estimated useful lives, which range from 3 to 15 years. Maintenance and repairs are charged to expense as incurred.

BUSINESS COMBINATIONS – When the qualifications for business combination accounting treatment are met, it requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Acquisition-related costs are expensed as incurred and are included in Cost of operations, excluding depreciation and amortization, in the consolidated statements of operations. During the years ended 2025, 2024, and 2023, such cost totaled approximately $7.4 million, $0.9 million, and $0.2 million, respectively,

GOODWILL AND INDEFINITE LIVED INTANGIBLES – Goodwill totaled $907.7 million and $710.7 million at December 31, 2025 and 2024, respectively. Indefinite lived intangible assets were $18.5 million at December 31, 2025 and $13.0 million at 2024 and are associated with the value of certain trade name intangibles and in process research and development ("IPR&D"). Goodwill, trade name intangibles and IPR&D are recorded as a result of business combinations. If we determine that the carrying value of a reporting unit exceeds its fair value, an impairment charge equal to such excess, not to exceed the total amount of goodwill allocated to that reporting unit, is recognized. We determine fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

We tested goodwill, trade name and IPR&D for impairment on October 1, 2025. The estimated fair value of the IPR&D intangible asset was determined using the multi-period excess earnings method, while the estimated fair value of the tradename was determined using the relief-from-royalty method, each under the income approach. Our annual impairment test as of October 1, 2025 noted no impairment, and we have not identified any indicators of impairment through December 31, 2025.

LONG-LIVED ASSETS – We evaluate our long-lived assets (property and equipment) and intangibles, other than goodwill and indefinite lived intangible assets, for impairment when events or changes indicate the carrying amount of an asset may not be recoverable. Accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset's carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell. For the years ended December 31, 2025, 2024 and 2023, we recorded lease abandonment of $1.9 million, $0.7 million, and $2.5 million, respectively pertaining to leasehold improvements at facilities that we shut down. See the Leases discussion below for more information. Other than this, we determined that there were no events or changes in circumstances that indicated our long-lived assets were impaired during any periods presented.

INCOME TAXES – Income tax expense is computed using an asset and liability method and using expected annual effective tax rates. Under this method, deferred income tax assets and liabilities result from temporary differences in the financial reporting bases and the income tax reporting bases of assets and liabilities. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefit that, based on available evidence, is not expected to be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets we consider estimates of future taxable income in determining whether our net deferred tax assets are more likely than not to be realized. See Note 10, Income Taxes, for more information.

LEASES - We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and long term operating lease liability in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. We include options to extend a lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For a contract in which we are a lessee that contains fixed payments for both lease and non-lease components, we have elected to account for the components as a single lease component, as permitted.

ROU assets are tested for impairment if circumstances suggest that the carrying amount may not be recoverable. No events have occurred such as fire, flood, or other acts which have impaired the integrity of our ROU assets as of December 31, 2025. Our facility leases require us to maintain insurance policies which would cover major damage to our facilities. We maintain business interruption insurance to cover loss of business due to a facility becoming non-operational under certain circumstances. Our equipment leases are covered by warranty and service contracts which cover repairs and provide regular maintenance to keep the equipment in functioning order.

We closely monitor patient levels at our imaging centers and occasionally divest or shut down centers to maximize utilization rates. We may abandon low utilization leases and divert the patients to nearby centers. During the years ended 2025 2024, and 2023, we experienced lower utilization at various imaging centers which resulted in the closure of these locations and the recognition of lease abandonment charges of approximately $8.6 million, $2.5 million and $5.1 million for the year ended December 31, 2025, 2024 and 2023, respectively, in our Imaging Center segment. Of these amounts, $6.7 million, $1.8 million and $2.7 million were related to right-of-use assets impairment and $1.9 million, $0.7 million, and $2.5 million were related to the write-off of leasehold improvements for the years ending December 31, 2025, 2024 and 2023, respectively.

UNINSURED RISKS – We maintain a high-deductible workers' compensation insurance policy. We have recorded liabilities of $7.0 million and $5.6 million at December 31, 2025 and 2024, respectively, for the estimated future cash obligations associated with the unpaid portion of the workers compensation claims incurred.

We and our affiliated physicians carry an annual medical malpractice insurance policy that protects us for claims that are filed during the policy year and that fall within policy limits. The policy has a deductible which is $10,000 per incidence for all years covered by this report.

In order to eliminate the exposure for claims not reported during the regular malpractice policy period, we have purchased a medical malpractice claims made tail policy, which provides coverage for any claims reported in the event that our medical malpractice policy expires. As of December 31, 2025, this policy remained in effect.

We have entered into an arrangement with Blue Shield to administer and process claims under a self-insured plan that provides health insurance coverage for our employees and dependents. We have recorded liabilities as of December 31, 2025 and 2024 of $9.9 million and $7.8 million, respectively, for the estimated future cash obligations associated with the unpaid portion of the medical and dental claims incurred by our participants. Additionally, we entered into an agreement with Blue Shield for a stop loss policy that provides coverage for any claims that exceed $250,000 up to a maximum of $1.0 million in order for us to limit our exposure for unusual or catastrophic claims.

EMPLOYEE BENEFIT PLAN – We adopted a profit-sharing/savings plan pursuant to Section 401(k) of the Internal Revenue Code that covers substantially all non-professional employees. Eligible employees may contribute on a tax-deferred basis a percentage of compensation, up to the maximum allowable under tax law. Employee contributions vest immediately. We can elect to provide a matching contribution in the amount to a maximum of 1.0% per 4.0% of employee contributions. We contributed $3.9 million and $3.6 million in matching for the years ended December 31, 2025 and 2024.

EQUITY BASED COMPENSATION – We have one long-term incentive plan that we adopted in 2006 and which we amended and restated at various points in time: first on April 20, 2015, second on March 9, 2017, third on April 15, 2021 and currently as of April 27, 2023 (the "Restated Plan"). The Restated Plan was most recently approved by our stockholders at our annual stockholders meeting on June 7, 2023. We have reserved 20,100,000 shares of common stock for issuance under the Restated Plan which can be issued in the form of incentive and/or nonstatutory stock options, restricted and/or unrestricted stock, stock units, and stock appreciation rights. Terms and conditions of awards can be direct grants or based on achieving a performance metric. We evaluate performance-based awards to determine if it is probable that the vesting conditions will be met. We also consider probability of achievement of performance conditions when determining expense recognition. For the awards where vesting is probable, equity-based compensation is recognized over the related vesting period. Stock options generally vest over 3 years to five years and expire 5 years to ten years from date of grant. We determine the compensation expense for each stock option award using the Black Scholes, or similar, valuation model. Those models require that our management make certain estimates concerning risk free interest rates and volatility in the trading price of our common stock. The compensation expense recognized for all equity-based awards is recognized over the awards' service periods. Equity-based compensation is classified in operating expenses within the same line item as the majority of the cash compensation paid to employees.

In connection with our acquisition of DeepHealth Inc. on June 1, 2020, we assumed the DeepHealth, Inc. 2017 Equity Incentive Plan(the "DeepHealth" plan, including outstanding options awards that can be exercised for our common stock. No additional awards will be granted under the DeepHealth, Inc. 2017 Equity Incentive Plan.

In connection with our acquisition of iCAD, Inc. on July 17, 2025, we assumed the iCAD, Inc. 2016 Stock Incentive Plan, as amended, and the iCAD, Inc. 2012 Stock Incentive Plan, as amended by Amendment No. 1 (collectively, the "iCAD Plans"), including outstanding option awards that became exercisable for shares of our common stock. No additional awards will be granted under the iCAD Plans.

See Note 11, Stock-Based Compensation, for more information.

FOREIGN CURRENCY TRANSLATION – For our operations in Canada, Europe, Australia and the United Kingdom, the functional currency of our foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate at the balance sheet dates. Revenues and expenses are translated using average exchange rates prevailing during the reporting period. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss. Gains and losses related to the foreign currency portion of international transactions are included in the determination of net income. The following is a reconciliation of Foreign Currency Translation amounts for the years ended December 31, 2025, 2024 and 2023 is provided below (in thousands):

	Currency Translation
Balance as of December 31, 2022	$ (4,385)
Currency Translation Adjustments	4,617
Balance as of December 31, 2023	232
Currency Translation Adjustments	(5,929)
Balance as of December 31, 2024	(5,697)
Currency Translation Adjustments	13,081
Balance as of December 31, 2025	$ 7,384

OTHER COMPREHENSIVE INCOME (LOSS) – Accounting guidance establishes rules for reporting and displaying other comprehensive income (loss) ("OCI") and its components. Our foreign currency translation adjustments and the amortization of balances associated with derivatives previously classified as cash flow hedges are included in OCI. The components of OCI for the years ended December 31, 2025, 2024, and 2023 are included in the consolidated statements of comprehensive income.

INTEREST ON SECURITIES - We recognized income from interest on securities of approximately $31.9 million and $31.4 million for the year ended December 31, 2025 and 2024, respectively. This income is recorded within Other non-operating income in our Consolidated Statements of Operations.

COMMITMENTS AND CONTINGENCIES - We are party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, we evaluate the developments on a regular basis and accrue a liability when we believe a loss is probable and the amount can be reasonably estimated. Based on current information, we do not believe that reasonably possible or probable losses associated with pending legal proceedings would either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

DERIVATIVE INSTRUMENTS

2019 swaps:

In the second quarter of 2019, we entered into four forward interest rate agreements ("2019 swaps"). The 2019 swaps have total notional amounts of $500,000,000, consisting of two agreements of $50,000,000 each and two agreements of $200,000,000 each.   The 2019 swaps secured a constant interest rate associated with portions of our variable rate bank debt and had an effective date of October 13, 2020. They matured in October 2023 for the two smaller notional swaps and in October 2025 for the two larger notional swaps. Under these arrangements, we arranged the 2019 swaps with locked in 1 month Term Secured Overnight Financing Rate ("SOFR") rates at 1.89% for the $100,000,000 notional and at 1.98% for the $400,000,000 notional.

At inception, we designated our 2019 Swaps as cash flow hedges of floating-rate borrowings. In accordance with accounting guidance, derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value. The gain or loss on the effective portion of the hedge (i.e. change in fair value) is reported as a component of other accumulated comprehensive loss in the consolidated statement of equity. The remaining gain or loss, if any, is recognized in earnings. Effective July 1, 2020, it was determined that hedge accounting no longer applied and accordingly after that date all changes in the fair value of the swaps is recognized in earnings.

A tabular presentation of the effect of derivative instruments on our other comprehensive income of the 2019 Swaps which were ineffective is as follows (amounts in thousands):

For the years ended	Account	Beginning Balance	Amount of other comprehensive loss recognized on derivative net of taxes	Amount of loss reclassified out of accumulated OCI into income (prior period effective portion), net of taxes*	Ending Balance
December 31, 2025	Accumulated Other Comprehensive Loss, net of taxes	$ (2,273)	$ —	$ 2,273	$ —
December 31, 2024	Accumulated Other Comprehensive Loss, net of taxes	$ (11,625)	$ —	$ 9,352	$ (2,273)
December 31, 2023	Accumulated Other Comprehensive Loss, net of taxes	$ (15,201)	$ —	$ 3,576	$ (11,625)

*Net of taxes of $0.7 million, $3.0 million and $1.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

A tabular presentation of the effect of derivative instruments on our statement of operations of the 2019 Swaps is as follows (amounts in thousands):

For the year ended	Amount of gain (loss) recognized in income on derivative (current period ineffective portion)	Location of gain (loss) recognized in Income on derivative (current period ineffective portion)	Amount of loss reclassified from accumulated other comprehensive income (loss) into income (prior period effective portion)	Net receipts (payments) associated with swap	Location of loss reclassified from accumulated other comprehensive income (loss) into income (prior period effective portion) and net receipts (payments) associated with swap
December 31, 2025	$7,112	Non-cash change in fair value of interest rate swaps	$(2,273)	$7,932	Interest Expense
December 31, 2024	$(8,006)	Non-cash change in fair value of interest rate swaps	$(9,352)	$13,126	Interest Expense
December 31, 2023	$(8,185)	Non-cash change in fair value of interest rate swaps	$(3,576)	$14,541	Interest Expense

Net receipts (payments) associated with swap are reported as operating activities in the statement of cash flows.

CONTINGENT CONSIDERATION

Aidence Holding B.V. On January 20, 2022, we completed our acquisition of all the equity interests of Aidence Holding B.V. ("Aidence"), an artificial intelligence enterprise centered on lung cancer screening. As part of the purchase agreement, we agreed to pay up to $10.0 million consideration upon the completion of two identified milestones in RadNet common shares or cash at our election. The fair value is based on the yield rate of S&P B-rated corporate bonds and the probability of meeting the milestones which were tied to FDA authorizations of artificial intelligence screening solutions. In September 2023, we determined that the milestones could not be achieved under the contractual terms of the stock purchase agreement because the original submissions of artificial intelligence screening solutions did not receive regulatory clearance. A new submission would be required; and therefore, the probability of the milestones being achieved became zero. Accordingly, we recognized a gain of $7.2 million in 2023 representing the change in fair value of contingent consideration within *Cost of operations* in our *Consolidated Statements of Operations*. In addition, there was a general holdback of $4.0 million for any indemnification claims, which was settled on April 30, 2023 by the issuance of 144,227 shares of our common stock.

Quantib B.V. On January 20, 2022, we completed our acquisition of all the equity interests of Quantib B.V. ("Quantib"), an artificial intelligence enterprise centered on prostate cancer screening. As part of the purchase agreement, we agreed to issue 18 months after acquisition, 113,303 shares of our common stock with an initial fair value at the date of close of $3.0 million subject to adjustment for any indemnification claims. In addition, there is a general holdback of $1.6 million to be issued in cash subject to adjustment for any indemnification claims. On July 7, 2023, we settled the stock holdback contingent liabilities by issuing 113,303 shares of our common stock at an ascribed value of $3.5 million and also settled the general holdback for $1.6 million in cash.

Montclair. On October 1, 2022, we completed our acquisition of Montclair Radiological Associates ("Montclair"). As part of the purchase agreement, we recorded $1.2 million in contingent consideration which was based on the anticipated achievement of specific EBITDA targets within a defined time frame. In June 2023, we determined that the contingent consideration thresholds were not achieved and, as such, we recognized a gain of $1.2 million representing the change in fair value of the contingent consideration within *Cost of operations* in our *Consolidated Statements of Operations*.

The HLH Imaging Group Limited fka Heart and Lung Imaging Limited. On November 1, 2022, we completed our acquisition of 75% of the equity interests of Heart & Lung Imaging Limited. The purchase included $10.2 million in contingent milestone consideration and a cash holdback of $0.6 million to be issued 24 months after acquisition subject to adjustment for any indemnification claims.

The contingent consideration is determined by the achievement of a specific number of physician reads. On September 20, 2023, we settled a milestone contingent liability by issuing 56,600 shares of our common stock at an ascribed value of $1.6 million and cash of $1.8 million. On December 12, 2023, we settled a milestone contingent liability by issuing 64,569 shares of our common stock at an ascribed value of $2.3 million and cash of $2.1 million. On March 27, 2024, we partially settled a milestone contingent liability by issuing 95,019 shares of our common stock at an ascribed value of $4.6 million. On April 1, 2024, we settled the remaining milestone contingent liability in cash of $3.6 million. On November 6, 2024, we settled the remaining holdback in cash of $0.6 million.

See-Mode Technologies Pte. Ltd.

On June 2, 2025, we, through our wholly owned subsidiary DH AI International Holdings, B.V., completed our acquisition of all the equity interests of See-Mode Technologies Pte. Ltd., a Singapore-based AI company specializing in medical imaging. As part of the purchase agreement, we agreed to pay up to $12.7 million in contingent consideration in RadNet common stock and cash, based on the achievement of three clinical and regulatory milestones:

First Milestone ($4.3 million): Payable upon successful implementation of the company's thyroid ultrasound detection product at four RadNet imaging centers, and execution of at least two new customer contracts totaling $150,000 in aggregate annual contract value by March 31, 2026. On November 3, 2025, we settled the first milestone by issuing 27,673 shares of our common stock at an ascribed value of $2.1 million and $2.2 million in cash.

Second Milestone ($4.2 million): Payable upon FDA 510(k) clearance of the company's breast ultrasound detection product, with submission required by March 31, 2026 and approval by December 31, 2026.

Third Milestone ($4.2 million): Payable upon FDA 510(k) clearance of a new ultrasound product, with submission required by June 30, 2027 and approval by March 31, 2028.

Each contingent amount is payable 50% in cash and 50% in RadNet common shares. As of December 31, 2025, the fair value of the contingent consideration is assessed quarterly based on the probability of milestone achievement, which as of the acquisition date was determined by management to be 80% and 50% for the Second and Third Milestone, respectively.

Kolb Radiology P.C.

On July 1, 2025, we completed the acquisition of substantially all the assets of Kolb Radiology P.C., a New York-based diagnostic imaging practice. As part of the purchase agreement, we agreed to pay up to $8.0 million in contingent consideration ("Earnout Consideration") payable based on the financial performance of the acquired business over three consecutive twelve-month periods following the closing date.

The fair value of the contingent consideration was estimated at $4.5 million at the acquisition date using a Monte Carlo simulation under a risk-neutral framework that modeled projected MRI revenues and discounted expected payments at term-matched U.S. Treasury rates plus RadNet's credit spread. Key assumptions included a 2.3% revenue risk premium, 15% revenue volatility, 50% operational leverage ratio, and 2.3% credit spread.

CIMAR UK Limited

On November 10, 2025, the Company completed the acquisition of CIMAR (UK) Limited. The purchase agreement includes contingent consideration payable based on the achievement of specified recurring revenue targets.

The contingent consideration provides for aggregate payments of up to approximately $15.1 million and includes two performance-based milestones tied to recurring revenue generated during measurement periods between 2026 and 2028. Each milestone becomes payable only if at least 90% of the applicable revenue target is achieved, with payments proportionately reduced for achievement between 90% and 100% of the target. Any contingent consideration earned is payable 50% in cash and 50% in RadNet common stock.

At the acquisition date, the Company recorded a contingent consideration liability of approximately $5.7 million, which relates solely to the first performance-based milestone. The second milestone was assigned a fair value of zero at the acquisition date. The fair value of the contingent consideration was estimated at the acquisition date using a Monte Carlo simulation under a risk-neutral framework that projected revenue-based performance milestones, R&D Deferred Consideration, and discounted expected payments at term-matched U.S. Treasury rates plus RadNet's credit spread. Key assumptions included a 2.5% revenue risk premium, 30% revenue volatility, 60% operational leverage ratio, and 2.6% credit spread.

The contingent consideration liability is remeasured at fair value each reporting period, with changes in fair value recognized in earnings. As of December 31, 2025, the contingent consideration liability related to the CIMAR acquisition was approximately $5.8 million.

A tabular roll-forward of contingent consideration is as follows (amounts in thousands):

For the year ended December 31, 2025

Entity	Account	January 1, 2025 Balance	Additions	Settlement of Contingent Consideration	Change in Valuation of Contingent Consideration	December 31, 2025 Balance
See-Mode Technologies Pte. Ltd.	Accrued expenses and other non-current liabilities	$ —	8,966	(4,348)	711	$ 5,329
Kolb Radiology P.C.	Accrued expenses and other non-current liabilities	$ —	4,500	—	(600)	$ 3,900
CIMAR UK Limited	Accrued expenses and other non-current liabilities	$ —	5,753	—	—	$ 5,753

For the year ended December 31, 2024

Entity	Account	January 1, 2024 Balance	Settlement of Contingent Consideration	Change in Valuation of Contingent Consideration	Currency Translation	December 31, 2024 Balance
Heart & Lung Limited	Accrued Expenses & Other Long Term Liabilities	$ 6,242	$ (8,221)	$ 1,060	$ 919	$ —

		For the year ended December 31, 2023				
Entity	Account	January 1, 2023 Balance	Settlement of Contingent Consideration	Change in Valuation of Contingent Consideration	Currency Translation	December 31, 2023 Balance
Aidence	Other Long Term Liabilities	$ 7,158	$ —	$ (7,158)	$ —	$ —
Quantib	Accrued Expenses & Other Long Term Liabilities	$ 2,134	$ (3,535)	$ 1,401	$ —	$ —
Montclair	Accrued Expenses	$ 1,200	$ —	$ (1,200)	$ —	$ —
Heart & Lung Limited	Accrued Expenses & Other Long Term Liabilities	$ 11,053	$ (7,854)	$ 2,476	$ 567	$ 6,242

FAIR VALUE MEASUREMENTS – Assets and liabilities subject to fair value measurements are required to be disclosed within a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of inputs used to determine fair value. Accordingly, assets and liabilities carried at, or permitted to be carried at, fair value are classified within the fair value hierarchy in one of the following categories based on the lowest level input that is significant to a fair value measurement:

Level 1—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2—Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models such as interest rates and yield curves that can be corroborated by observable market data.

Level 3—Fair value is determined by using inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgment.

Derivatives:

The table below summarizes the estimated fair values of certain of our financial assets that are subject to fair value measurements, and the classification of these assets in our consolidated balance sheets, as follows (in thousands):

	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Other Current Assets				
2019 SWAPS - Interest Rate Contracts	$ —	$ 7,112	$ —	$ 7,112

The estimated fair value of these contracts was determined using Level 2 inputs. More specifically, the fair value was determined by calculating the value of the difference between the fixed interest rate of the interest rate swaps and the counterparty's forward SOFR curve in 2024. respectively. The forward SOFR curve and forward LIBOR curve are readily available in the public markets or can be derived from information available in the public markets.

Contingent Consideration:

The tables below summarize the estimated fair values of contingencies and holdbacks relating to our acquisitions that are subject to fair value measurements and the classification of these liabilities on our consolidated balance sheets, as follows (in thousands):

	As of December 31, 2025			
	Level 1	Level 2	Level 3	Total
Accrued expenses and other non-current liabilities				
See-Mode Technologies Pte. Ltd.	$ —	$ —	$ 5,329	$ 5,329
Kolb Radiology P.C.	—	—	3,900	3,900
CIMAR UK Limited	—	—	5,753	5,753

<u>Long Term Debt</u>

The table below summarizes the estimated fair value and carrying amount of our Barclays Term Loans and Truist Term Loan long-term debt as follows (in thousands):

	As of December 31, 2025				
	Level 1	Level 2	Level 3	Total Fair Value	Total Face Value
Barclays Term Loans and Truist Term Loan	$ —	$1,087,272	$ —	$1,087,272	$1,084,869

	As of December 31, 2024				
	Level 1	Level 2	Level 3	Total Fair Value	Total Face Value
Barclays Term Loans and Truist Term Loan	$ —	$1,006,713	$ —	$1,006,713	$1,005,625

Our Barclays Revolving Credit Facility had no aggregate principal amount outstanding as of December 31, 2025 and 2024, respectively. Our Truist Revolving Credit Facility had no aggregate principal amount outstanding as of December 31, 2025 and 2024, respectively.

The estimated fair values of our long-term debt, which is discussed in Note 8, was determined using Level 2 inputs for the Barclays and Truist Term Loans. Level 2 inputs primarily relate to comparable market prices.

We consider the carrying amounts of cash and cash equivalents, receivables, other current assets, and current liabilities to approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment. Additionally, we consider the carrying amount of our notes payable to approximate their fair value because the weighted average interest rate used to formulate the carrying amounts approximates current market rates.

EARNINGS PER SHARE - Earnings per share is based upon the weighted average number of shares of common stock and common stock equivalents outstanding, net of common stock held in treasury, as follows (in thousands except share and per share data):

	Years Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income attributable to RadNet, Inc. common stockholders	$ (18,652)	$ 2,793	$ 3,044
BASIC NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS			
Weighted average number of common shares outstanding during the period	75,189,872	73,037,237	63,580,059
Basic net (loss) income per share attributable to RadNet, Inc. common stockholders	$ (0.25)	$ 0.04	$ 0.05
DILUTED NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO RADNET, INC. COMMON STOCKHOLDERS			
Weighted average number of common shares outstanding during the period	75,189,872	73,037,237	63,580,059
Add nonvested restricted stock subject only to service vesting	—	296,849	202,995
Add additional shares issuable upon exercise of stock options, warrants and holdback shares	—	1,428,246	875,245
Weighted average number of common shares used in calculating diluted net income per share	75,189,872	74,762,332	64,658,299
Net (loss) income attributable to RadNet, Inc's common stockholders for diluted share calculation	$ (18,652)	$ 2,793	$ 3,044
Diluted net (loss) income per share attributable to RadNet, Inc. common stockholders	$ (0.25)	$ 0.04	$ 0.05
Stock options and non-vested restricted awards excluded from the computation of diluted per share amounts as their effect would be antidilutive:			
Nonvested restricted stock subject to service vesting	920,249	—	—
Shares issuable upon the exercise of stock options	849,518	—	754,131
Weighted average shares for which the exercise price exceeds the average market price of common stock	—	—	70,760

INVESTMENTS IN EQUITY SECURITIES- Accounting guidance requires entities to measure equity investments at fair value, with any changes in fair value recognized in net income. If there is no readily determinable fair value, the guidance allows entities the ability to measure investments at cost, adjusted for observable price changes and impairments, with changes recognized in net income.

As of December 31, 2025, we have five equity investments with an aggregate carry value of $10.8 million. No observable price changes or impairments in our investments were identified in the year ended December 31, 2025, 2024, and 2023, except as disclosed below.

During the year ended December 31, 2024, we recognized a $1.2 million impairment loss on our investment in Israel-based Medic Vision in our Imaging Center segment. This was driven by the escalating geopolitical tensions in Israel, which adversely affected market conditions, along with a bona fide offer we received for a similar investment. The offer, which was below the carrying value of our investment, provided a reliable indication of the current fair value of our Medic Vision investment. As a result, we determined that the carrying amount of the investment exceeded its fair value, and the impairment loss has been recorded within "Other income" in our Consolidated Statements of Operations.

INVESTMENT IN JOINT VENTURES – We have 12 unconsolidated joint ventures that represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers. Professional services at the joint venture diagnostic imaging centers are performed by contracted radiology practices or a radiology practice that participates in the joint venture. Our investment in these joint ventures is accounted for under the equity method, as we do not have a controlling financial interest in such ventures. We evaluate our investment in joint ventures, including cost in excess of book value (equity method goodwill) for impairment whenever indicators of impairment exist. No indicators of impairment existed as of December 31, 2025.

The table below summarizes our ownership interest in these joint ventures as of December 31, 2025:

Joint Venture	Percentage Ownership
Franklin Imaging, LLC	49 %
Greater Baltimore Diagnostic Imaging	50 %
Advanced Imaging at St. Joseph Medical Center, LLC	49 %
Carroll County Radiology, LLC	40 %
Baltimore Washington Imaging Center, LLC	35 %
Calvert Medical Imaging Centers, LLC	50 %
Montgomery Community Magnetic Imaging Ctr LP	49 %
Mt. Airy Imaging Center, LLC	40 %
Orange County Radiation Oncology, LLC	40 %
Arizona Diagnostic Radiology Group LLC	49 %
Glendale Advanced Imaging Center, LLC	55 %
Santa Monica Imaging Group LLC	49 %

Joint venture investment and financial information

The following table is a summary of our investment in joint ventures during the years ended December 31, 2025 and 2024 (in thousands):

Balance as of December 31, 2023	$	92,710
Equity in earnings in these joint ventures		14,472
Distribution of earnings		(4,546)
Equity contributions in existing and purchase of interest in joint ventures		1,496
Impairment loss		(75)
Balance as of December 31, 2024	$	104,057
Equity in earnings in these joint ventures		14,876
Distribution of earnings		(9,073)
Equity contributions in existing and purchase of interest in joint ventures		20,480
Balance as of December 31, 2025	$	130,340

We charged management service fees from the imaging centers underlying these joint ventures of approximately $26.0 million, $24.1 million, and $17.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. As we have the ability to exercise significant influence over our joint venture entities, we consider them related parties. Amounts transacted between ourselves and the entities in the ordinary course of business are disclosed on our balance sheet in the due from/to affiliate accounts.

During the year ended December 31, 2024, we have identified an other than temporary impairment in certain of our investments in joint ventures. As a result, we have recognized a $0.1 million impairment loss on certain of our joint venture investment in our Imaging Center segment, which has been recorded within "Other income" in our Consolidated Statements of Operations.

The following table is a summary of key financial data for these joint ventures as of December 31, 2025 and 2024, respectively, and for the years ended December 31, 2025, 2024 and 2023, respectively, (in thousands):

	December 31,	
Balance Sheet Data:	2025	2024
Current assets	$ 79,220	$ 61,158
Noncurrent assets	227,447	232,750
Current liabilities	(10,682)	(53,182)
Noncurrent liabilities	(71,298)	(70,241)
Total net assets	$ 224,687	$ 170,485

	2025	2024	2023
Net revenue	$ 286,667	$ 264,471	$ 184,194
Net income	$ 31,992	$ 30,833	$ 12,968

During the years ended December 31, 2025 and 2024, we made additional equity contributions of $20.5 million and $1.4 million, respectively, to Arizona Diagnostic Radiology Group ("ADRG", our joint venture with Dignity Health).

Promissory Note from Joint Venture Member

On June 12, 2025, we executed a $17.0 million promissory note with Dignity Health, a related party and joint venture member of Arizona Diagnostic Radiology Group, LLC ("ADRG"). Monthly principal payments of $0.9 million begun July 1, 2025, with interest accruing at the Wall Street Journal Prime Rate plus 2%. Future distributions from ADRG to Dignity will be applied to the note balance until fully repaid. The note is expected to mature on December 1, 2026. As of December 31, 2025, we recorded the note balance of $11.4 million in Due from Affiliates on our Consolidated Balance Sheet.

Joint venture investment contribution

Santa Monica Imaging Group, LLC

On April 1, 2017, we formed in conjunction with Cedars-Sinai Medical Center the Santa Monica Imaging Group, LLC ("SMIG"), consisting of two multi-modality imaging centers located in Santa Monica, California with RadNet holding a 40% economic interest and Cedars-Sinai Medical Center holding a 60% economic interest. We account for our share of the venture under the equity method. On January 1, 2019, Cedars-Sinai Medical Center purchased an additional 5% economic interest in SMIG from us and, as a result, our economic interest in SMIG was reduced to 35%.

On September 1, 2023, we contributed an additional multi-modality imaging center and a newly constructed imaging center located in Beverly Hills, California valued at $27.2 million and purchased an additional economic interest in SMIG for cash payment of $11.3 million. Simultaneously, Cedars-Sinai Medical Center contributed five additional multi-modality imaging centers located in Santa Monica, California. As a result of the transaction, our economic interest in SMIG increased to 49%. We recorded a gain of $16.8 million, within gain on contribution of imaging centers into joint venture in our consolidated statement of operations representing the difference between the fair value and carrying value of the business contributed.

In determining the fair value of the imaging centers contributed to SMIG, we used an income approach which is considered a level 3 valuation technique. See Fair Value Measurements above for further detail on the valuation hierarchy. Key assumptions used in measuring the fair value are financial forecasts and a discount rate. We also utilized the cash paid for an additional interest in the joint venture to substantiate the fair value of the contributed assets.

NOTE 3 - RECENT ACCOUNTING STANDARDS

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Updates (ASUs) 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures*. The guidance requires entities to provide enhanced disclosures about significant segment expenses. For entities that have adopted the amendments in ASU 2023-07, the updated guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after

December 15, 2024, and is applicable to the Company in fiscal 2024. Early adoption is permitted. We adopted this ASU for the year ended December 31, 2024, and applied the amendments retrospectively to all prior periods presented in our consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Updates (ASUs) 2023-09 ("ASU 2023-09"), *Income Tax (Topic 740) Improvements to Income Tax Disclosures* primarily related to the rate reconciliation and income taxes paid information. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, and is applicable to the Company in fiscal 2025. The Company adopted ASU 2023-09 on a retrospective basis in fiscal 2025. The adoption impacted only the Company's income tax disclosures and did not have an impact on its financial condition or results of operations.

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-03 ("ASU 2024-03"), Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, to enhance the transparency of certain expense disclosures. The amendments in this Update require disclosure of specific expense categories in the notes to the financial statements for both interim and annual reporting periods. The Update also requires disaggregated information about certain prescribed expense categories underlying any relevant income statement expense caption. The amendments in this Update are effective for public entities for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be adopted either prospectively or retrospectively. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In July 2025, the FASB issued Accounting Standards Update (ASU) 2025-05 ("ASU 2025-05"), Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, to improve the consistency and operability of applying the current expected credit loss ("CECL") model to accounts receivable and contract assets. The amendments clarify certain aspects of estimating expected credit losses, including guidance related to the consideration of credit enhancements, the assessment of collectability, and the presentation and disclosure of credit losses for these financial assets. The amendments are effective for annual periods beginning after December 15, 2025, with early adoption permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In September 2025, the FASB issued Accounting Standards Update (ASU) 2025-06 ("ASU 2025-06"), Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for software development costs and enhance the operability of the guidance for different development methods. The amendments remove the prescriptive "project-stage" model and require capitalization of software costs once management has authorized and committed to funding a project and it is probable that the software will be completed and used as intended. The Update also introduces the concept of "significant development uncertainty," requires application of the property, plant and equipment disclosure requirements to capitalized internal-use software costs, and incorporates website development guidance into Subtopic 350-40. The amendments are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

NOTE 4 – BUSINESS COMBINATIONS AND RELATED ACTIVITY

Acquisitions

Imaging Center Segment

During the years ended 2025, 2024 and 2023, we completed the acquisition of certain assets of the following entities, which either engage directly in the practice of radiology or associated businesses. The primary reason for these acquisitions was to strengthen our presence in the California, Delaware, Maryland, Virginia, New Jersey, Texas and New York markets. As of December 31, 2025, we made a preliminary fair value determination of the acquired assets and assumed liabilities and the following were recorded (in thousands). The valuation of assets acquired and liabilities assumed has not yet been finalized and remains subject to change, primarily related to the completeness of accrued liabilities, the accuracy of fixed asset valuations, and other customary purchase accounting adjustments. The fair value determination is preliminary and may be updated as additional information becomes available.

2025:

Entity	Date Acquired	Total Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other Assets	Right of Use Liabilities	Finance lease
HALO Centers LLC	1/2/2025	$ 4,200	587	3,238	3,563	50	—	(3,238)	—
Hillcroft Medical Clinic	3/7/2025	$ 734	278	—	406	50	—	—	—
North County Radiology Oceanside LLC	4/1/2025	$ 1,702	238	599	1,307	150	7	(599)	—
Faculty Physicians and Surgeons of LLUSM (Palm Imaging)	5/1/2025	$ 1,400	648	—	702	50	—	—	—
California MSK MSO, LLC (OSS Burbank)	5/1/2025	$ 500	330	—	70	100	—	—	—
HALO Centers LLC (Indian Wells)	5/1/2025	$ 7,850	1,714	2,439	6,072	50	15	(2,439)	—
Kolb Radiology P.C.	7/1/2025	$ 26,659	6,887	5,355	22,396	79	155	(6,125)	(2,088)
Schonholz and Drossman, LLP	9/1/2025	$ 30,101	2,921	5,566	26,790	295	95	(5,566)	—
Laser Assets, Inc.*	11/1/2025	$ 29,058	7,145	4,529	22,170	134	(32)	(4,889)	—
Woodburn Nuclear Medicine, Ltd.*	11/1/2025	$ 29,705	1,658	4,292	27,902	1,105	—	(5,252)	—
River Radiology, PLLC*	11/3/2025	$ 1,200	798	1,908	244	150	8	(1,908)	—
Total		**133,109**	**23,204**	**27,925**	**111,622**	**2,213**	**248**	**(30,015)**	**(2,088)**

*Fair Value Determination is preliminary and subject to change

In connection with these 2025 Imaging Centers acquisitions, we have added $1.1 million of covenant not to compete and $1.1 million of definite-lived trade names, which are subject to amortization, to our intangible assets.

In connection with these 2025 Imaging Centers acquisitions, the aggregate consideration transferred consisted of $117.2 million in cash, $15.9 million related to holdback and contingent consideration liabilities and in other liabilities.

2024:

Entity	Date Acquired	Total Purchase Consideration	Property & Equipment	Right of Use Assets	Goodwill	Intangible Assets	Other	Right of Use Liabilities	Notes payable and other liabilities
Antelope Valley Outpatient Imaging	2/1/2024	3,530	2,793	563	687	50	—	(563)	—
Grossman Imaging Center of CMH, LLC	3/31/2024	10,343	1,717	6,304	8,500	280	56	(6,514)	—
Providence Health System - Southern California	3/31/2024	7,369	1,378	3,441	5,991	—	—	(3,441)	—
Houston Medical Imaging, LLC	4/1/2024	22,703	15,826	7,929	11,584	1,660	90	(8,089)	(6,297)
U.S. Imaging, Inc.	6/1/2024	4,200	4,025	5,597	—	175	—	(5,597)	—
Global Imaging LLP	9/1/2024	2,900	1,266	—	1,584	50	—	—	—
Stanislaus Surgical Hospital, LLC	9/16/2024	3,000	503	1,468	2,382	100	15	(1,468)	—
Pink Perception, LLC	10/7/2024	4,000	494	407	3,306	200	—	(407)	—
AV Imaging PLLC	11/1/2024	1,000	287	—	663	50	—	—	—
Total		$ 59,045	$ 28,289	$ 25,709	$ 34,697	$ 2,565	$ 161	$ (26,079)	$ (6,297)

In connection with these 2024 imaging centers acquisitions, we have added $1.2 million of covenant not to compete, which is subject to amortization, and $1.4 million of indefinite-lived trade names to our intangible assets.

Factors contributing to the recognition of the amount of goodwill were primarily based on anticipated strategic and synergistic benefits that are expected to be realized from the acquisitions.

Digital Health Segment

See-Mode Technologies

On June 2, 2025, we, through or wholly owned subsidiary DH AI International Holdings, B.V., acquired all of the equity interest in See-Mode Technologies Pte. Ltd. ("See-Mode"), a medical technology company focused on using artificial intelligence to enhance ultrasound-based diagnostics.

See-Mode's operations are included in our Digital Health segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately $28.9 million, including: (i) cash of $17.9 million, (ii) a holdback of $2.0 million cash to be released 18 months after acquisition, and (iii) contingent consideration with a fair value of $9.0 million related to three performance milestones payable 50% in cash and 50% in shares of our common stock. We recorded $0.2 million in other net assets, $5.5 million in developed technology, $5.4 million in IPR&D, $20.0 million in goodwill, and $2.2 million in deferred tax liabilities in connection with this transaction.

In performing the purchase price allocation, we considered, among other factors, the intended future use of the acquired assets, the historical financial performance, and estimates of the future performance of the See-Mode business.

iCAD, Inc.

On July 17, 2025, we completed the acquisition of all of the outstanding equity interests of iCAD, Inc. ("iCAD"), a global leader in AI-powered breast health solutions. The acquisition integrates iCAD's commercial, technology, and regulatory capabilities with those of DeepHealth, our wholly owned subsidiary within the Digital Health segment. The transaction strengthens DeepHealth's position as an industry leader in AI-enabled breast cancer image interpretation and workflow optimization and expands its global market reach.

The transaction was accounted for as the acquisition of a business and was completed through an all-stock exchange, with total purchase consideration of approximately $110.7 million based on the fair value of our common stock issued to iCAD shareholders and the fair value of our options issued in exchange for outstanding iCAD options.

We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which resulted in the recognition of goodwill of approximately $36.6 million, primarily reflecting expected synergies from integrating iCAD's technology portfolio, established customer relationships, and assembled workforce. In addition, we recorded identifiable intangible assets related to backlog, developed technology, customer relationships, and trade name totaling approximately $38.3 million, consisting of $1.8 million, $0.7 million, $6.8 million, and $29.0 million, respectively, deferred tax asset, net of $20.6 million, Cash, deposits and others of $14.2 million, and property and equipment of $1.1 million.

In connection with the iCAD acquisition, the Company identified and measured the fair values of acquired intangible assets, including backlog, trade names, developed technology, in-process research and development ("IPR&D"), and customer relationships. The valuations were performed using the income approach, consistent with market participant assumptions. The income approach incorporated assumptions such as projected revenues, estimated customer attrition, royalty rates, and discount rates reflecting market participant expectations. IPR&D projects were determined to have no material fair value as of the acquisition date. The identified intangible assets were assigned estimated useful lives as follows: backlog — approximately 4 years; trade names — approximately 1 year; developed technology — approximately 7 years; and customer relationships — approximately 15 years.

In performing the purchase price allocation, we considered, among other factors, the intended future use of the acquired assets, the historical financial performance, and the expected future contributions of the iCAD business. As of December 31, 2025, the valuation of assets acquired and liabilities assumed is preliminary and subject to change, primarily with respect to the valuation of deferred taxes. The fair value determination will be updated as additional information becomes available during the measurement period.

CIMAR UK Limited

On November 10, 2025, the Company completed the acquisition of all outstanding shares of CIMAR (UK) Limited ("CIMAR"), a United Kingdom–based provider of medical image storage and cloud-based PACS solutions. The acquisition was accounted for as a business combination.

The total purchase consideration was approximately $37.0 million, consisting of $13.2 million in cash, $14.8 million in RadNet common stock issued after year end, a holdback of $3.2 million, and contingent consideration with a fair value of approximately $5.8 million as of the acquisition date, payable upon the achievement of specified recurring revenue targets.

The purchase consideration was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values, resulting in the recognition of goodwill of approximately $20.1 million, which is primarily attributable to expected synergies from integrating CIMAR's technology and operations with the Company's Digital Health platform.

Identifiable intangible assets recognized totaled approximately $22.3 million, consisting primarily of customer relationships of approximately $19.6 million, NHS and ISO certifications of approximately $2.2 million, and trade names of approximately $0.5 million. In addition, the Company recorded current net assets of approximately $0.3 million. The Company also recognized deferred tax liabilities of approximately $5.7 million in connection with the acquisition..

The identifiable intangible assets were valued using income- and cost-based valuation methodologies in accordance with ASC 805. Customer relationships were valued using the multi-period excess earnings method, which considers projected revenues, customer attrition, contributory asset charges, and a market-based discount rate. Trade names were valued using the relief-from-royalty method, based on projected revenues, an estimated royalty rate, and a market-based discount rate. NHS and ISO certifications were valued using a cost approach based on estimated replacement cost. The estimated useful lives are approximately 21 years for customer relationships, 4 years for trade names, and 1 years for certifications.

As of December 31, 2025, the purchase price allocation is preliminary and subject to change during the measurement period, primarily related to refinements in the valuation of intangible assets, contingent consideration, deferred taxes, and other customary purchase accounting adjustments.

Kheiron Medical Technologies LTD

On October 14, 2024, we acquired all of the equity interest in Kheiron Medical Technologies LTD ("Kheiron"), which uses deep learning AI to help radiologists detect breast cancer.

Kheiron's operations are included in our Digital Health segment for reporting purposes. The transaction was accounted for as the acquisition of a business with a total purchase consideration of approximately $2.3 million, including: i) cash of $0.4 million, ii) cash holdback of $0.5 million to be issued 18 months after acquisition, (iii) acquisition costs incurred by the seller of $0.4 million and (iv) a settlement of a loan from RadNet of $1.0 million. We recorded $1.2 million in current assets, $2.6 million of IPR&D in intangible assets, and $1.5 million in current liabilities in connection with this transaction.

In performing the purchase price allocation, we considered, among other factors, the intended future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Kheiron business.

Subsidiary activity

Formation of majority owned subsidiary and sale of economic interest

Pacific Diagnostic Imaging Group, LLC. On March 21, 2025, we formed Pacific Diagnostic Imaging Group, LLC ("PDRG"), a Delaware limited liability company. On April 1, 2025, we entered into a partnership with Tri-City Healthcare District ("Tri-City") by selling a 20% membership interest in PDRG for cash consideration of $0.3 million. We retained an 80% controlling interest in PDRG. The joint venture operates outpatient imaging centers in Southern California. The transaction did not result in a change of control, and no gain or loss was recognized.

Ventura County Imaging Group. On March 31, 2024, Community Memorial Health System purchased an economic interest of Ventura County Imaging Group ("VGIC") for a consideration of $5.1 million. As a result of the transaction, we retained 47.5% controlling economic interest in VGIC.

Tri Valley Imaging Group, LLC. On February 23, 2024, we formed Tri Valley Imaging Group, LLC ("TVIG"), a partnership with Providence Health System - Southern California ("PHS"). The operation offers multi-modality services out of seven locations in Southern California. On March 29, 2024, we contributed the operations of four centers to the enterprise and PHS contributed a business comprising three centers including $1.4 million of fixed assets and $6.0 million in goodwill. Simultaneously, PHS purchased from us an additional economic interest in TVIG for a cash payment of $9.6 million. As a result of the transaction, we recognized a gain of $7.9 million to additional paid in capital and retained a 52% controlling economic interest in TVIG and PHS retains a $7.8 million or 48% noncontrolling economic interest in TVIG.

In determining the fair value of the imaging centers contributed to TVIG, we used an income approach which is considered a level 3 valuation technique. See Fair Value Measurements above for further detail on the valuation hierarchy. Key assumptions used in measuring the fair value are financial forecasts and a discount rate. We also utilized the cash paid for an additional interest in the joint venture to substantiate the fair value of the contributed assets.

NOTE 5 – SEGMENT REPORTING

Our chief operating decision maker ("CODM"), who is also our CEO, evaluates the financial performance of our segments based upon their respective revenue and segmented internal profit and loss statements prepared on a basis not consistent with GAAP. The CODM considers actual to budget and current year actual to prior year actual for revenue and other profit and loss measures on a monthly basis for evaluating performance of each segment and making decisions about allocating capital and other resources to each segment. We do not report balance sheet information by segment since it is not reviewed by our CODM to evaluate segment performance or to make resource allocation decisions.

Our Imaging Center segment provides physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders. Services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, diagnostic radiology (X-ray), fluoroscopy and other related procedures. The vast majority of our centers offer multi-modality imaging services, a strategy that diversifies revenue streams, reduces exposure to reimbursement changes and provides patients and referring physicians one location to serve the needs of multiple procedures.

Our Digital Health segment develops and deploys clinical applications to enhance interpretation of medical images and improve patient outcomes with an emphasis on brain, breast, prostate, and pulmonary diagnostics. Included in the segment is our eRad subsidiary, which designs the underlying critical scheduling, data storage and retrieval systems necessary for imaging center operation.

In the normal course of business, our Imaging Center and Digital Health segments enter into transactions with each other. While intersegment transactions are treated like third-party transactions to determine segment performance, the revenues recognized by a segment and expenses incurred by the counterparty are eliminated in consolidation and do not affect consolidated results.

The following tables reflect certain financial data for each reportable segment:

Year Ended December 31, 2025

	Imaging Center	Digital health	Total
Revenues from external customers	$ 1,988,193	$ 52,017	$ 2,040,210
Intersegment revenues	—	40,674	40,674
	$ 1,988,193	$ 92,691	$ 2,080,884
Reconciliation of revenue			
Elimination of intersegment revenues			(40,674)
Total consolidated revenues		$	2,040,210
Less:			
Other segment items*	$ 1,745,989	$ 107,973	
Segment profit (loss)	242,204	(15,282)	226,922
Reconciliation of segment profit			
Depreciation and amortization			(152,127)
Loss on sale and disposal of equipment and other			(9,658)
Severance costs			(3,145)
Interest expense			(69,913)
Equity in earnings of joint ventures			14,876
Non-cash change in fair value of interest rate swaps			(7,112)
Other income			32,066
Income before income taxes		$	31,909

*Other segment items include operating expenses, inclusive of cost of operations and lease abandonment charges.

Year Ended December 31, 2024

	Imaging Center	Digital health	Total
Revenues from external customers	$ 1,792,319	$ 37,345	$ 1,829,664
Intersegment revenues	—	28,361	28,361
	1,792,319	65,706	1,858,025
Reconciliation of revenue			
Elimination of intersegment revenues			(28,361)
Total consolidated revenues			$ 1,829,664
Less:			
Other segment items*	$ 1,542,274	$ 69,114	
Segment profit (loss)	250,045	(3,408)	246,637
Reconciliation of segment profit			
Depreciation and amortization			(137,838)
Loss on sale and disposal of equipment and other			(2,276)
Severance costs			(1,902)
Interest expense			(79,849)
Equity in earnings of joint ventures			14,472
Non-cash change in fair value of interest rate swaps			(8,006)
Debt restructuring and extinguishment expenses			(11,292)
Other income			24,916
Income before income taxes			$ 44,862

*Other segment items include operating expenses, inclusive of cost of operations and lease abandonment charges.

Year Ended December 31, 2023

	Imaging Center	Digital health	Total
Revenues from external customers	$ 1,590,564	$ 26,066	$ 1,616,630
Intersegment revenues	—	23,510	23,510
	1,590,564	49,576	1,640,140
Reconciliation of revenue			
Elimination of intersegment revenues			(23,510)
Total consolidated revenues			$ 1,616,630
Less:			
Other segment items*	$ 1,381,847	$ 42,048	
Segment profit (loss)	208,717	7,528	216,245
Reconciliation of segment profit			
Depreciation and amortization			(128,391)
Loss on sale and disposal of equipment and other			(2,187)
Severance costs			(3,778)
Interest expense			(64,483)
Equity in earnings of joint ventures			6,427
Non-cash change in fair value of interest rate swaps			(8,185)
Debt restructuring and extinguishment expenses			—
Other income			6,354
Gain on contribution of imaging centers into joint venture			16,808
Income before income taxes			$ 38,810

*Other segment items include operating expenses, inclusive of cost of operations and lease abandonment charges.

Substantially all of our property, equipment and right-of-use assets were located in the United States as of December 31, 2025 and 2024.

Service revenue attributed to countries that represent a significant portion of consolidated service revenue are as follows (in thousands):

	2025	2024	2023
United States	$ 2,006,237	$ 1,802,422	$ 1,599,745
Other countries	33,973	27,242	16,885
Total	$ 2,040,210	$ 1,829,664	$ 1,616,630

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recorded as a result of business combinations. The following is a reconciliation of Goodwill by business segment for the years ended December 31, 2024 and December 31, 2025 (in thousands):

	Imaging Center	Digital Health	Total
Balance as of December 31, 2023	$ 594,257	$ 85,206	$ 679,463
Goodwill from acquisitions	$ 34,697	$ —	$ 34,697
Currency translation	(417)	(3,080)	(3,497)
Balance as of December 31, 2024	$ 628,537	$ 82,126	$ 710,663
Goodwill from acquisitions	111,622	76,617	188,239
Measurement period and other adjustments	—	87	87
Currency translation	1,734	6,940	8,674
Balance as of December 31, 2025	$ 741,893	$ 165,770	$ 907,663

The amount of goodwill that is expected to be deductible for tax purposes as for 2025 is $232.8 million.

Other intangible assets are primarily related to our business combinations and software development. They include the estimated fair values of such items as service agreements, customer lists, covenants not to compete, acquired technologies, and trade names.

Total amortization expense was $16.1 million, $12.5 million, and $12.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Intangible assets are amortized using the straight-line method over their useful life determined at acquisition. Management service agreements are amortized over 25 years using the straight line method. Software development is capitalized and amortized over the useful life of the software when placed into service. Trade names are reviewed annually for impairment.

The following table shows annual amortization expense, by asset classes that will be recorded over each of the next five years and thereafter (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total	Weighted average amortization period remaining in years
Management Service Contracts	$ 2,287	$ 2,287	$ 2,287	$ 2,287	$ 2,287	$ 2,096	$ 13,531	5.8
Covenant not to compete and other contracts	2,039	1,745	1,655	1,195	119	—	6,753	3.6
Customer Relationships	3,914	3,736	3,694	3,694	3,694	43,016	61,748	16.9
Patent and Trademarks	763	391	326	67	43	83	1,673	3.1
Developed Technology & Software	9,712	9,177	9,177	3,958	3,227	5,770	41,021	5.0
Trade Names amortized	394	394	359	252	127	336	1,862	5.6
Certifications	1867	—	—	—	—	—	1,867	0.8
Others	438	438	438	219	—	—	1,533	3.4
Trade Names indefinite life	—	—	—	—	—	8,500	8,500	
IPR&D	—	—	—	—	—	10,020	10,020	
Total Annual Amortization	$ 21,414	$ 18,168	$ 17,936	$ 11,672	$ 9,497	$ 69,821	$ 148,508	

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation and amortization are as follows (in thousands):

	December 31,			
	2025		**2024**	
Land	$	250	$	250
Medical equipment		872,464		807,624
Computer and office equipment, furniture and fixtures		100,604		134,355
Software costs		63,373		56,261
Leasehold improvements		711,368		618,725
Equipment originally acquired under finance/capital lease		11,557		13,235
Total property and equipment cost		1,759,616		1,630,450
Accumulated depreciation		(951,914)		(935,659)
Total property and equipment	$	807,702	$	694,791

Included in our property and equipment at December 31, 2025 is approximately $48.0 million total of construction in process amounts consisting of $28.8 million in medical equipment, $3.2 million in computer and office equipment, and $15.8 million in leasehold improvements.

Included in our property and equipment at December 31, 2024 is approximately $56.6 million total of construction in process amounts consisting of $31.3 million in medical equipment, $0.9 million in computer and office equipment, and $24.4 million in leasehold improvements.

Depreciation and amortization expense of property and equipment, including amortization of equipment under finance leases, for the years ended December 31, 2025, 2024 and 2023 was $136.1 million ($131.4 million in Imaging Center segment and $4.7 million in Digital Health segment), $125.3 million ($122.5 million in Imaging Center segment and $2.9 million in Digital Health segment) and $116.2 million ($115.0 million in Imaging Center segment and $1.2 million in Digital Health segment), respectively.

NOTE 8 - CREDIT FACILITIES AND NOTES PAYABLE

At December 31, 2025 we had two principal secured credit facilities consisting of our Barclays credit facility and our Truist credit facility. Each facility includes a term loan component and a revolving credit facility. At December 31, 2025, we were in compliance with all covenants under our credit facilities.

Barclays Credit Facility

On April 18, 2024, we entered into a Third Amended and Restated First Lien Credit and Guaranty Agreement (the "Barclays Credit Agreement"), with Barclays Bank PLC and the lenders and financial institutions named therein, which provides for $875.0 million of senior secured term loans (the "Barclays Term Loan") and a $282.0 million senior secured revolving credit facility (the "Barclays Revolving Credit Facility"). Our borrowing under the Barclays Revolving Credit Facility is secured by a lien on all of our assets.

The proceeds from the April 18, 2024 restatement of the Barclays Credit Agreement were used to refinance the $678.7 million of term loans outstanding under the prior credit facility, to pay accrued interest through the date of closing, and to pay fees and expenses associated with the refinancing transaction. Total costs incurred in connection with the restatement amounted to approximately $19.9 million segregated as follows: $11.1 million recognized as discount and deferred finance cost, $2.1 million charged to loss on early extinguishment of debt and $6.7 million to related expenses. Amounts capitalized will be amortized over the remaining terms of the respective credit facilities under the Barclays Credit Agreement.

On November 26, 2024, we entered into Amendment No. 1 to the Barclays Credit Agreement (the "First Amendment") with the Barclays Bank PLC and the lenders and financial institutions named therein. Pursuant to the First Amendment, the interest rates on the term loans and revolving credit facility provided under the Restated Credit Agreement have been reduced by 0.25%. Total costs incurred in connection with the first amendment amounted to approximately $2.4 million segregated as follows: $0.6 million recognized as discount, $1.8 million charged to loss on early extinguishment of debt and $0.1 million to related expenses. Amounts capitalized will be amortized over the remaining terms of the respective credit facilities under the Barclays Credit Agreement.

On June 11, 2025, we entered into Incremental Amendment No. 2 to the Barclays Credit Agreement (the "Second Amendment"), pursuant to which Barclays Bank PLC, as lender, provided an additional $100.0 million, net of a $1.0 million discount, of incremental term loan borrowings under our existing senior secured term loan facility, all other terms remained the same. Amounts deferred will be amortized over the remaining terms of the respective credit facilities under the Barclays Credit Agreement. Pursuant to the Second Amendment, we are required to make quarterly principal payments of approximately $2.4 million, compared to $2.2 million prior to the amendment. The remaining outstanding principal will be due as a lump-sum payment on April 18, 2031, the maturity date of the term loan.

Barclays Term Loan:

The Barclays Term Loan provides for interest payments based on a base rate, plus an applicable margin. During the periods covered by this report, the base rates, margins and effective interest rates (without giving effect to our 2019 Swaps) were as follows for the periods indicated:

Period	Base Rate plus Margin	Effective Rate
As of December 31, 2024	SOFR plus 2.25% Prime Rate plus 1.25%	6.77% (credit spread adjustment of —%) 8.8%
As of December 31, 2025	SOFR plus 2.25% Prime Rate plus 1.25%	6.07% (credit spread adjustment of 0.00%) 8.0%

With the most recent restatement, we are required to make quarterly principal payments of $2.2 million (up from $1.8 million under the prior credit agreement). The Barclays Term Loan will mature on April 18, 2031 unless otherwise accelerated under the terms of the Barclays Credit Agreement.

Barclays Revolving Credit Facility:

The Barclays Revolving Credit Facility is a $282.0 million senior secured revolving credit facility. Associated with the Barclays Revolving Credit Facility is deferred financing costs, net of accumulated amortization, of $1.3 million at December 31, 2025.

After we entered the first amendment on November 26, 2024, amounts borrowed under the Barclays Revolving Credit Facility bear interest at either SOFR plus 2.75% or the Prime Rate plus 1.8% (with step-downs based on attainment of certain first lien net leverage ratio benchmarks). As of December 31, 2025, the effective interest rate payable on revolving loans under the Barclays Revolving Credit Facility was 10.50%. In addition, a commitment fee of 0.50% per annum accrues on the unused revolver commitments under the Barclays Revolving Credit Facility.

We had no outstanding balance under our $282.0 million Barclays Revolving Credit Facility at December 31, 2025. After reserves of $9.0 million for certain letters of credit, $273.0 million was available to draw upon as of December 31, 2025.

The Barclays Revolving Credit Facility terminates on April 18, 2029, unless otherwise accelerated under the terms of the Barclays Credit Agreement.

Truist Credit Facility

On October 7, 2022 our subsidiary New Jersey Imaging Network, Inc.("NJIN") entered into Second Amended and Restated Revolving Credit and Term Loan Agreement (the "Truist Credit Agreement"), with Truist Bank and the lenders and financial institutions named therein, which provides for a $150.0 million term loan (the "Truist Term Loan") and a $50.0 million revolving credit facility (the "Truist Revolving Credit Facility"). The Truist Credit agreement is secured by the assets of NJIN. NJIN, and not the Company, is both the borrower and guarantor of the Truist Credit Agreement.

Truist Term Loan:

The Truist Term Loan currently bears interest at SOFR or a Base Rate plus an applicable margin and fees which step down based on a leverage ratio. At December 31, 2025 the applicable margin for SOFR was 1.5%.

We are required to make quarterly principal payments of $1.9 million, which increases by $0.9 million at scheduled intervals, with the remaining balance to be paid at maturity. The Truist Term Loan will mature on October 10, 2027 unless otherwise accelerated under the terms of the Truist Credit Agreement.

Truist Revolving Credit Facility:

The Truist Revolving Credit Facility is a $50.0 million secured revolving credit facility. Associated with the Truist Revolving Credit Facility are deferred financing costs, net of accumulated amortization, of $0.4 million at December 31, 2025.

Amounts borrowed under the Truist Revolving Credit Facility bear interest at either SOFR or a Base Rate plus an applicable margin and fees which step down based on a leverage ratio. In addition, a commitment fee of 0.30% per annum accrues on the unused revolver commitments under the Truist Revolving Credit Facility.

We had no balance under our $50.0 million Truist Revolving Credit Facility at December 31, 2025. With no letters of credit reserved against the facility, the full $50.0 million was available to draw upon as of December 31, 2025.

The Truist Revolving Credit Facility terminates on October 7, 2027, unless otherwise accelerated under the terms of the Truist Credit Agreement.

Notes Payable

We have issued certain notes payable in connection with the purchase of equipment previously leased under operating leases.

Debt Obligations

As of December 31, 2025 and 2024 our term loan debt and other obligations are as follows (in thousands):

	December 31, 2025	December 31, 2024
Barclays Term Loans collateralized by RadNet's tangible and intangible assets	$ 961,119	$ 870,625
Discount on Barclays Term Loans	(11,759)	(12,929)
Truist Term Loan Agreement collateralized by NJIN's tangible and intangible assets	123,750	135,000
Discount on Truist Term Loan Agreement	(462)	(726)
Revolving Credit Facilities	—	—
Equipment notes payable at 3.6% to 7.2%, due through 2029, collateralized by medical equipment	17,271	24,296
Total debt obligations	1,089,919	1,016,266
Less: current portion	(25,424)	(24,692)
Long term portion of debt obligations	$ 1,064,495	$ 991,574

The following is a listing of annual principal maturities of notes payable exclusive of all related discounts and repayments on our revolving credit facilities for years ending December 31 (in thousands)

2026		$	27,928
2027			129,447
2028			12,673
2029			10,003
2030			9,758
Thereafter			912,331
Total notes payable obligations		$	1,102,140

NOTE 9 – LEASES

Our material lease contracts are for facilities and advanced radiology equipment. In regards to our imaging, administrative and warehouse facilities, the most common initial lease term varies in length from 5 to 15 years. Including renewal options negotiated with the landlord, we can have a total span of 10 to 35 years at these locations, and we do not enter into purchase options on the underlying property. We also lease smaller satellite X-Ray locations on mutually renewable terms, usually lasting one year. Leases for advanced radiology and office equipment have terms generally lasting from 5 to 8 years. All leases are classified as operating or finance for accounting purposes, depending on the terms of the agreement. Our incremental borrowing rate used to discount the stream of lease payments is closely related to the interest rates charged on our collateralized debt obligations and our incremental borrowing rate is adjusted when those rates experience a substantial change. Operating lease costs are recognized as cost of operation in the Consolidated Statement of Operations.

The components of lease expense were as follows:

	Years ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Operating lease cost[1]	$ 122,721	$ 111,966	$ 106,954
Finance lease cost:			
Depreciation of leased equipment	$ 87	$ 109	$ 1,204
Interest on lease liabilities	—	—	—
Total finance lease cost	$ 87	$ 109	$ 1,204

(1) Operating lease cost above for the year ended December 31, 2025, 2024, and 2023 included $6.7 million, $1.8 million, and $2.7 million, respectively in lease abandonment charges. Please see our discussion in the Leases section of Note 2, Summary of Significant Accounting Policies.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 105,312	$ 103,215	$ 101,516
Right-of-use & Equipment assets obtained in exchange for lease obligations:			
Operating leases	113,796	109,446	55,852

Supplemental balance sheet information related to leases was as follows:

(In thousands, except lease term and discount rates)		December 31,		
		2025		**2024**
Operating Leases				
Operating lease right-of-use assets	$	690,250	$	639,740
Current portion of operating lease liability		61,934		56,618
Long-term operating lease liability		707,001		655,979
Total operating lease liabilities	$	768,935	$	712,597
Finance Leases				
Equipment at cost	$	11,557	$	13,235
Accumulated depreciation		(11,156)		(12,747)
Equipment, net	$	401	$	488
Weighted Average Remaining Lease Term				
Operating leases - years		10.6		10.6
Weighted Average Discount Rate				
Operating leases		7.2 %		6.9 %

Maturities of lease liabilities were as follows:

(In thousands)		Operating Leases
Year Ending December 31,		
2026	$	113,443
2027		112,258
2028		110,435
2029		100,428
2030		97,619
Thereafter		582,128
Total Lease Payments		1,116,310
Less imputed interest		(347,375)
Total	$	768,935

As of December 31, 2025, we have additional operating leases for facilities and medical equipment that have not yet commenced of approximately $12.2 million. These operating leases will commence in 2026 with lease terms of 1 to 15 years.

NOTE 10 – INCOME TAXES

For the years ended December 31, 2025, 2024 and 2023, we have the following income (loss) before income taxes (in thousands):

		December 31,				
		2025		**2024**		**2023**
US Domestic	$	50,367	$	60,704	$	60,374
Foreign		(18,458)		(15,842)		(21,564)
Income before income taxes	$	31,909	$	44,862	$	38,810

For the years ended December 31, 2025, 2024 and 2023, we recognized income tax expense comprised of the following (in thousands):

		December 31,		
		2025	**2024**	**2023**
Federal current tax	$	— $	— $	—
State current tax		4,039	2,375	3,442
Foreign current tax		1,022	1,302	638
Other current tax		—	—	—
Total current expenses		5,061	3,677	4,080
Federal deferred tax		9,526	3,269	8,960
State deferred tax		1,990	(246)	(2,724)
Foreign deferred tax		(1,715)	(674)	(1,843)
Total deferred expenses		9,801	2,349	4,393
Income tax expense		14,862	6,026	8,473

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
U.S. Federal Statutory Tax Rate	$ 6,701	21.00 %	$ 9,416	20.99 %	$ 8,150	21.00 %
State and Local Income Taxes, Net of Federal Income Tax Effect[1]	4,663	14.61 %	1,957	4.36 %	1,451	3.74 %
Foreign Tax Effects						
Netherlands						
Statutory tax rate difference between Netherlands and U.S.	(891)	(2.79)%	(866)	(1.93)%	(1,116)	(2.88)%
Change in valuation allowance	4,071	12.76 %	4,181	9.32 %	4,064	10.47 %
Other	222	0.70 %	—	— %	(23)	(0.06)%
Other foreign jurisdictions	(220)	(0.69)%	637	1.42 %	398	1.03 %
Changes in Valuation Allowances	30	0.09 %	15	0.03 %	—	— %
Nontaxable or Nondeductible Items						
(Income)/loss attributable to noncontrolling interests	(7,497)	(23.49)%	(7,569)	(16.87)%	(5,752)	(14.82)%
Stock-based compensation	1,508	4.73 %	(1,694)	(3.78)%	62	0.16 %
Nondeductible executive compensation	2,449	7.67 %	870	1.94 %	1,199	3.09 %
Adjustments to fair market value	—	— %	418	0.93 %	(563)	(1.45)%
Nondeductible split dollar insurance	(351)	(1.10)%	(320)	(0.71)%	(248)	(0.64)%
Meals and Entertainment	427	1.34 %	416	0.93 %	636	1.64 %
Nondeductible transaction costs	1,472	4.61 %	—	— %	—	— %
Other	353	1.11 %	267	0.60 %	309	0.80 %
Changes in Unrecognized Tax Benefits	72	0.23 %	(274)	(0.61)%	(884)	(2.28)%
Other Adjustments						
Other basis adjustments to joint ventures	741	2.32 %	268	0.60 %	(226)	(0.58)%
Other basis adjustments to other assets	1,112	3.48 %	(1,696)	(3.78)%	1,016	2.62 %
Other						
Effective Tax Rate	14,862	46.58 %	6,026	13.44 %	8,473	21.84 %

(1) State tax expense comprising the majority (greater than 50 percent) of the tax effect in this category for the years ended December 31, 2025, 2024 and 2023 is Maryland and New York, Maryland, and Maryland, respectively.

A summary of income taxes paid, net of refunds received, for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Federal income taxes paid, net of refunds received			
State income taxes paid, net of refunds received			
California	$145	$317	$127
Delaware	—	—	181
Florida	510	329	186
Maryland	2,301	1,150	1,000
New Jersey	81	284	1
New York	337	10	38
Other State Jurisdictions	299	80	55
	3,673	2,170	1,588
Foreign income taxes paid, net of refunds received			
United Kingdom	845	1,885	—
Other Foreign Jurisdictions	43	113	—
	888	1,998	—
Total income taxes paid, net of refunds received	4,561	4,168	1,588

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial and income tax reporting purposes and operating loss carryforwards.

Our deferred tax assets and liabilities comprise the following (in thousands):

	December 31,	
Deferred tax assets:	**2025**	**2024**
Net operating losses	$ 89,606	$ 46,868
Accrued expenses	3,720	5,087
Operating lease liability	152,768	138,842
Amortization of research and experimental expenditures	9,481	9,977
Equity compensation	5,796	3,813
Allowance for doubtful accounts	2,267	2,411
Limitation of business interest	9,075	16,083
Other	2,815	1,182
Valuation allowance	(26,562)	(13,797)
Total deferred tax assets	$ 248,966	$ 210,466
Deferred tax liabilities:		
Property and equipment	(17,977)	(20,383)
Goodwill	(51,576)	(45,794)
Intangibles	(30,746)	(13,206)
Operating lease right-of-use asset	(136,831)	(124,427)
Outside basis difference	(33,271)	(27,066)
Other	(468)	(1,820)
Total deferred tax liabilities	$ (270,869)	$ (232,696)
Net deferred tax liability	$ (21,903)	$ (22,230)

As of December 31, 2025, we had federal net operating loss carryforwards of approximately $240.1 million, which is comprised of definite and indefinite net operating losses. We had federal net operating loss carryforwards of approximately $92.6 million, which expire at various intervals from the years 2026 to 2037, and had carryforwards of $147.4 million of net operating losses which do not expire. Federal net operating losses generated in tax years following December 31, 2017 carryover indefinitely and may be used to offset up to 80% of future taxable net income. We also had state net operating loss carryforwards of approximately $417.2 million, which expire at various intervals from the years 2026 through 2044. As of December 31, 2025, $196.6 million of our federal net operating loss carryforwards acquired in connection with the 2011 acquisition of Raven Holdings U.S., Inc., 2019 acquisition of Nulogix Health, Inc., and the 2025 acquisition of iCAD, Inc. are subject to limitations related to their utilization under Section 382 of the Internal Revenue Code. We also had foreign net operating loss carryforwards of approximately $106.0 million, which do not expire and are carried over indefinitely.

We considered all evidence available when determining whether deferred tax assets are more likely-than-not to be realized, including projected future taxable income, scheduled reversals of deferred tax liabilities, prudent tax planning strategies, and recent financial operations. The evaluation of this evidence requires significant judgment about the forecasts of future taxable income, based on the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income. As of December 31, 2025, we have determined that deferred tax assets of $249.0 million are more likely-than-not to be realized. We have also determined deferred tax liabilities of $10.3 million are related to book basis in goodwill that has an indefinite life.

We file consolidated income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We continue to reinvest earnings of the non-US entities for the foreseeable future and therefore have not recognized any U.S. tax expense on these earnings. With limited exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2019. We do not anticipate the results of any open examinations would result in a material change to our financial position.

A reconciliation of the total gross amounts of unrecognized tax benefits for the years ended are as follows (in thousands):

	December 31,	
	2025	2024
Balance at beginning of year	$ 3,024	$ 3,082
Increases related to prior year tax positions	443	276
Increases related to current year tax positions	—	45
Increases related to acquisitions	4,079	—
Expiration of the statute of limitations for the assessment of taxes	(367)	(381)
Increase related to change in rate	(7)	2
Balance at end of year	$ 7,172	$ 3,024

At December 31, 2025, we had unrecognized tax benefits of $7.2 million of which $6.6 million will affect the effective tax rate if recognized.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2025 the Company accrued approximately $14 thousand of interest and penalties. As of December 31, 2025, accrued interest and penalties amounted to approximately $0.4 million. We do not anticipate the uncertain tax position to change materially within the next 12 months.

The Organization for Economic Co-operation and Development issued Pillar Two model rules for a global minimum tax of 15% effective January 1, 2024. While it is uncertain whether the United States will enact legislation to adopt Pillar Two, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar Two. Pillar Two had no impact on our 2024 ETR, and we do not currently expect Pillar Two to significantly impact our ETR going forward.

On July 4, 2025, the U.S. President signed into law H.R.1, the legislation commonly known as the One Big Beautiful Bill Act (OBBBA). This legislation extended, modified, or made permanent many of the tax provisions which were initially enacted as part of the Tax Cuts and Jobs Act (TCJA) of 2017. The OBBBA contains a number of tax provisions including, but not limited to, immediate expensing of domestic research and experimental expenditures, modifications to the limitation on business interest, bonus depreciation modifications, as well as international tax provision modifications. These tax provisions apply to either tax years beginning after December 31, 2024 or December 31, 2025.

The Company is still in the process of analyzing some of the tax elections available under the OBBBA. However, we do not expect these elections to have an impact on our effective rate for 2025.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Incentive Plans

Our stock-based compensation consists of various types of awards, each accounted for separately. There is no overlap between Options, Restricted stock awards (RSAs) and Restricted stock units (RSUs), performance stock units (PSUs).

Options

Certain options granted under the Restated Plan to employees are intended to qualify as incentive stock options under existing tax regulations. Options may also be issued in connection with acquisitions as replacement awards for acquiree employee stock options. Stock options generally vest over one to five years and expire five to ten years years from the date of grant.

The following summarizes all of stock option transactions for the year ended December 31, 2025:

Outstanding Options	Shares	Weighted Average Exercise price Per Common Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2024	1,172,773	$ 16.77		
Granted	163,838	30.96		
Exercised	(338,218)	16.11		
Balance, Canceled, forfeited or expired	(3,519)	79.90		
Balance, December 31, 2025	994,874	19.11	5.42	$ 51,977
Exercisable at December 31, 2025	816,743	15.81	5.06	45,360

Aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on December 31, 2025 and the exercise price, multiplied by the number of in-the-money options as applicable) that would have been received by the holder had all holders exercised their options on December 31, 2025. As of December 31, 2025, total unrecognized stock-based compensation expense related to non-vested employee awards was $0.5 million which is expected to be recognized over a weighted average period of approximately 0.66 years.

Restricted Stock Awards ("RSA's") and Restricted Stock Units ("RSUs")

The Restated Plan permits the award of RSAs and RSUs. The following summarizes all unvested RSA and RSU activities during for the year ended December 31, 2025:

	RSA's & RSU's	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Fair Value
RSA's and RSU's unvested at December 31, 2024	687,655		$ 35.31
Changes during the period			
Granted	1,001,191		$ 70.39
Vested	(770,849)		$ 53.97
Forfeited	(24,612)		$ 45.68
RSA's and RSU's unvested at December 31, 2025	893,385	1.61	$ 58.23

We determine the fair value of all RSA's and RSU's based on the closing price of our common stock on the grant date.

Performance based stock units ("PSUs")

In January 2022, we granted certain employees PSUs with a target award of 25,683 shares of our common stock with a fair value of $29.44. The PSUs will vest in two equal parts, starting three years from the grant date based on continuous service, with the number of shares earned (0% to 200% of the target award) depending upon the extent to which we achieve a performance condition as determined by the board of directors over the period from January 1, 2022 through December 31, 2022. In January of 2023, based on the performance condition achieved, the board of directors issued 12,843 shares.

In January 2023, we granted certain employees PSUs with a target award of 60,685 shares of our common stock with a fair value of $18.64. The PSUs will vest in five equal parts, starting three years from the grant date based on continuous service, with the number of shares earned (0% to 200% of the target award) depending upon the extent to which we achieve a performance condition as determined by the board of directors over the period from January 1, 2023 through December 31, 2023. In March of 2024, based on the performance condition being achieved, the board of directors issued 121,370 shares.

In October 2024, we granted certain employees PSUs with a target award of 35,522 shares of our common stock. he PSUs vest in five equal annual installments on each anniversary of the grant date, subject to continued service and achievement of a performance condition established at the grant date. The performance condition will be measured over a performance period ending no later than the seventh anniversary of the grant date. The number of shares earned may range from 0% to 100% of the target award based on actual performance results. As of December 31, 2025, based on performance achieved to date, all 35,522 shares are expected to vest.

Plan summary

In summary, of the 20,100,000 shares of common stock reserved for issuance under the Restated Plan at December 31, 2025, there remain 2,188,284 shares available for future issuance.

NOTE 12 – SUBSEQUENT EVENTS

RRC Royal Management, LLC

On January 6, 2026, we acquired RRC Royal Management, LLC ("RRC") for purchase consideration of approximately $65.0 million. RRC consists of 13 imaging centers located in Southwest Florida.

Northwest Radiology Network, P.C.

On January 30, 2026, we acquired Northwest Radiology Network, P.C. for purchase consideration of approximately $9.0 million. Northwest Radiology Network, P.C. consists of 6 imaging centers located in Indianapolis, Indiana.

Gleamer SAS

On March 2, 2026, the Company completed the acquisition of all of the outstanding shares of Gleamer SAS and its subsidiaries.

The aggregate purchase consideration consists of €215.0 million in upfront cash consideration, subject to customary adjustments for cash, indebtedness and working capital, as well as potential contingent consideration of up to €15.0 million based on the achievement of specified performance targets.

Item 9.   **Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Under the supervision of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, as of December 31, 2025. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are transacted in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management, under the supervision of our Principal Executive Officer and Principal Financial Officer, conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2025, as stated in their report, which is included below in this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures

Our management does not expect that internal controls over financial reporting will prevent or detect all misstatements or incidences of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design and implementation of a control system is limited by resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods is subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RadNet, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited RadNet, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, RadNet, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
March 2, 2026

Item 9B.   **Other Information.**

During the fiscal quarter ended December 31, 2025, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not Applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this Item 10 will be included under the captions "Directors," "Executive Officers," "Corporate Governance," "Insider Trading Policy," and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year (the "Proxy Statement") and is incorporated herein by reference.

We have adopted a code of financial ethics applicable to our directors, officers and employees which is designed to deter wrongdoing and to promote:

- honest and ethical conduct;

- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

- compliance with applicable laws, rules and regulations, including insider trading compliance; and

- accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

You may obtain a copy of our Code of Financial Ethics on our website at *www.radnet.com* under Investor Relations — Corporate Governance. The Audit Committee is responsible for reviewing the Code of Financial Ethics and amending as necessary. Any amendments will be disclosed on our website.

Item 11.   **Executive Compensation**

The information required by this Item 11 will be included under the captions "Compensation of Directors," "Compensation Committee Report," "Compensation Discussion and Analysis," and "Executive Compensation Tables" in the Proxy Statement and is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item 13 will be included under the captions "Compensation of Directors," "Compensation Committee Report," "Compensation Discussion and Analysis", and "Executive Compensation Tables" in the Proxy Statement and is incorporated herein by reference.

Item 14.   **Principal Accountant Fees and Services**

The information required by this Item 14 will be included under the caption "Fees Paid to Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. **Exhibits and Financial Statements Schedule**

(a) Documents filed as part of this annual report on Form 10-K

(1) Financial Statements **Page No.**

The following financial statements are included in this report

(2) Financial Statement Schedules

Schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of RadNet, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 filed with Form 8-K on September 4, 2008).
3.2	Certificate of Amendment to Certificate of Incorporation of RadNet, Inc., a Delaware corporation, dated September 2, 2008 (incorporated by reference to Exhibit 3.2 filed with Form 8-K on September 4, 2008).
3.3	Amended and Restated Bylaws of RadNet, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 filed with Form 8-K on February 6, 2020).
4.1	Description of Securities (incorporated by reference the Description of Common Stock contained in the registration statement on Form S-3ASR filed on December 27, 2022).
10.1*	Equity Incentive Plan, amended and restated as of April 27, 2023 (incorporated by reference to Exhibit 99.1 filed with Form S-8 registration statement on August 9, 2023).
10.2	Form of Incentive Stock Option Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.2 filed with Form S-8 registration statement on August 9, 2023).
10.3*	Form of Nonstatutory Stock Option Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.3 filed with Form S-8 registration statement on August 9, 2023).
10.4*	Form of Stock Award Agreement for the Equity Incentive Plan (incorporated by reference to Exhibit 99.4 filed with Form S-8 registration statement on August 9, 2023).
10.5*	Form of Stock Units Agreement (deferred settlement) for the Equity Incentive Plan (incorporated by reference to Exhibit 99.5 filed with Form S-8 registration statement on August 9, 2023).
10.6*	Nonqualified Deferred Compensation Plan, effective as of May 5, 2016 (incorporated by reference to Exhibit 10.1 filed with Form 8-K on May 9, 2016).
10.7*	Form of Indemnification Agreement between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.1 filed with Form 8-K on June 14, 2021).
10.8*	Employment Agreement dated as of April 20, 2023 with Howard G. Berger, M.D. (incorporated by reference to Exhibit 10.1 filed with Form 8-K on April 26, 2023).
10.9*	Amendment to Employment Agreement dated January 1, 2024 with Howard G. Berger, M.D. (incorporated by reference to Exhibit 10.9 filed with Form 10-K on February 29, 2024).
10.10*	Employment Agreement dated September 1, 2022 with Mark D. Stolper (incorporated by reference to Exhibit 10.1 filed with Form 8-K on September 2, 2022).
10.11*	Amendment No. #1 to Employment Agreement dated January 1, 2024 with Mark D. Stolper (incorporated by reference to Exhibit 10.11 filed with Form 10-K on February 29, 2024).
10.12*	Second Amendment to Employment Agreement dated January 23, 2026 with Mark D. Stolper

10.13*	Employment Agreement dated September 1, 2022 with Stephen M. Forthuber (incorporated by reference to Exhibit 10.2 filed with Form 8-K on September 2, 2022).
10.14*	Amendment No. #1 to Employment Agreement dated January 1, 2024 with Stephen M. Forthuber (incorporated by reference to Exhibit 10.13 filed with Form 10-K on February 29, 2024).
10.15*	Second Amendment to Employment Agreement dated January 23, 2026 with Stephen M. Forthuber
10.16*	Employment Agreement dated September 1, 2022 with Norman R. Hames (incorporated by reference to Exhibit 10.3 filed with Form 8-K on September 2, 2022).
10.17*	Amendment No. #1 to Employment Agreement dated January 1, 2024 with Norman R. Hames (incorporated by reference to Exhibit 10.15 filed with Form 10-K on February 29, 2024).
10.18*	Second Amendment to Employment Agreement dated January 23, 2026 with Norman R. Hames
10.19*	Employment Agreement dated September 1, 2022 with Mital Patel (incorporated by reference to Exhibit 10.4 filed with Form 8-K on September 2, 2022).
10.20*	Amendment No. #1 to Employment Agreement dated January 1, 2024 with Mital Patel (incorporated by reference to Exhibit 10.17 filed with Form 10-K on February 29, 2024).
10.21*	Second Amendment to Employment Agreement dated January 23, 2026 with Mital Patel
10.22*	Employment Agreement dated September 1, 2022 with David J. Katz (incorporated by reference to Exhibit 10.15 filed with Form 10-K on March 1, 2023).
10.23*	Amendment No. #1 to Employment Agreement dated January 3, 2023 with David J. Katz
10.24*	Amendment No. #2 to Employment Agreement dated January 1, 2024 with David J. Katz (incorporated by reference to Exhibit 10.19 filed with Form 10-K on February 29, 2024).
10.25*	Third Amendment to Employment Agreement dated January 23, 2026 with David J. Katz
10.26*	Employment Agreement dated June 1, 2020 with Gregory Sorensen (incorporated by reference to Exhibit 10.1 filed with Form 8-K on August 9, 2023).
10.27*	Amendment to Employment Agreement dated January 23, 2026 with Gregory Sorensen
10.28*	Employment Agreement, dated September 11, 2024, between Aidence B.V. and Cornelis Wesdorp (incorporated by reference to Exhibit 10.1 filed with Form 8-K on September 12, 2024).
10.29*	Amendment to Employment Agreement dated January 23, 2026 with Cornelis Wesdorp
10.30	Amended and Restated Management and Service Agreement between Radnet Management, Inc. and Beverly Radiology Medical Group III dated January 1, 2004 (incorporated by reference to Exhibit 10.16 filed with Form 10-K for the year ended October 31, 2003).

10.31	Second Amended and Restated First Lien Credit and Guaranty Agreement, dated as of April 23, 2021, by and among RadNet Management, Inc., a California corporation, RadNet, Inc., a Delaware corporation, certain subsidiaries and affiliates of RadNet Management, Inc., as Guarantors, the Lenders and other financial institutions from time to time party thereto, and Barclays Bank PLC, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 filed with Form 8-K on April 26, 2021).
10.32	First Amendment to Second Amended and Restated First Lien Credit and Guaranty Agreement dated March 27, 2023 (incorporated by reference to Exhibit 10.1 filed with Form 8-K on April 4, 2023).
10.33	Third Amended and Restated First Lien Credit and Guaranty Agreement, dated as of April 18, 2024, by and among RadNet Management, Inc., a California corporation, RadNet, Inc., a Delaware corporation, certain subsidiaries and affiliates of RadNet Management, Inc., as Guarantors, the Lenders and other financial institutions from time to time party thereto, and Barclays Bank PLC, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 filed with Form 8-K on April 18, 2024).
10.34	Amendment No. 1 to Credit and Guaranty Agreement, dated as of November 26, 2024, by and among RadNet Management, Inc., a California corporation, RadNet, Inc., a Delaware corporation, certain subsidiaries and affiliates of RadNet Management, Inc., as Guarantors, the Lenders and other financial institutions from time to time party thereto, and Barclays Bank PLC, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 filed with Form 8-K on November 26, 2024).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 filed with Form 10-KA on April 28, 2025.
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on signature page attached hereto).
31.1	CEO Certification pursuant to Section 302.
31.2	CFO Certification pursuant to Section 302.
32.1**	CEO Certification pursuant to Section 906.
32.2**	CFO Certification pursuant to Section 906.
97.1*	RadNet, Inc. Policy on Recovery of Erroneously Awarded Compensation adopted November 8, 2023 (incorporated by reference to Exhibit 97.1 filed with Form 10-K on February 29, 2024).
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document

101.DEF   XBRL Definition Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Indicates management contract or compensatory plan.
**   Furnished herewith.

Item 16. 10-K Summary

None

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADNET, INC.

Date: March 2, 2026
/s/ HOWARD G. BERGER, M.D .

Howard G. Berger, M.D., President,

Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Howard G. Berger, M.D. and Mark D. Stolper, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

By   /s/ HOWARD G. BERGER, M.D.

Howard G. Berger, M.D., Director, Chief Executive Officer and President (Principal Executive Officer)

Date: March 2, 2026

By   /s/ GREGORY E. SPURLOCK

Gregory E. Spurlock, Director

Date: March 2, 2026

By   /s/ ALMA GREGORY SORENSEN

Alma Gregory Sorensen, Director

Date: March 2, 2026

By   /s/ DAVID L. SWARTZ

David L. Swartz, Director

Date: March 2, 2026

By   /s/ LAWRENCE L. LEVITT

Lawrence L. Levitt, Director

Date: March 2, 2026

By   /s/ LAURA P. JACOBS

Laura P. Jacobs, Director

Date: March 2, 2026

By   /s/ MARK D. STOLPER

Mark D. Stolper, Chief Financial Officer (Principal Accounting Officer)

Date: March 2, 2026

HEADQUARTERS

RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

COMMON STOCK

The Common Stock of RadNet, Inc.
is listed on the NASDAQ Global Market
under the symbol "RDNT."

TRANSFER AGENT

Equiniti Trust Company, LLC
55 Challenger Road
Suite 200B 2nd floor
Ridgefield Park, NJ 07660

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, CA

EXECUTIVE OFFICERS

Howard G. Berger, M.D.
President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen M. Forthuber
President and Chief Executive Officer -
Eastern Operations

Norman R. Hames
President and Chief Executive Officer -
Western Operations

Cornelis "Kees" Wesdorp
President and Chief Executive Officer -
Digital Health

Mark D. Stolper
Executive Vice President and Chief Financial Officer

Mital Patel
Executive Vice President and Chief Operating Officer

David J. Katz
Executive Vice President, Chief Legal Officer,
Corporate Secretary and UK Executive Sponsor

A. Gregory Sorensen, M.D.
Executive Vice President, Chief Science Officer and
Director

BOARD OF DIRECTORS

Howard G. Berger, M.D.
President, Chief Executive Officer and
Chairman of the Board of Directors
RadNet, Inc.

Laura P. Jacobs
Chairwoman of the Board of Directors
Front Porch Communities and Services

Lawrence L. Levitt
President and Chief Financial Officer
Canyon Management Company

A. Gregory Sorensen, M.D.
Executive Vice President and
Chief Science Officer
RadNet, Inc.

Gregory E. Spurlock

David L. Swartz
President
David L. Swartz Consulting, Inc.

